As Filed with the Securities and Exchange Commission on August 21, 2007
Registration No.333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form F-3
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
Suntech Power Holdings Co., Ltd.
(Exact name of Registrant as specified in its charter)

Cayman Islands (State or other jurisdiction of incorporation or organization)	Not Applicable (I.R.S. Employer Identification No.)
17-6 Changjiang South Road
New District, Wuxi
Jiangsu Province 214028
People’s Republic of China
(86) 510 8531 8888
(Address and telephone number of Registrant’s principal executive office)
CT Corporation System
111 Eight Avenue, 13th Floor
New York, NY 10011
(212) 894-8940
(Name, address, and telephone number for agent of service)
Copies to:
Leiming Chen, Esq.
Simpson Thacher & Bartlett LLP
ICBC Tower, 35th Floor
3 Garden Road, Central,
Hong Kong SAR, China
(852) 2514-7600

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement, as determined by market conditions and other factors.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box ☐.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462 under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Securities and Exchange Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

			Proposed Maximum
	Amount To Be		Aggregate	Amount of
Title of Each Class of Securities To Be Registered(1)	Registered		Offering Price	Registration Fee
0.25% Convertible Senior Notes due 2012	$500,000,000		$500,000,000	$15,350	(2)
Ordinary shares, par value $0.01 per share		(2)	(3)		(3)
Ordinary shares, par value $0.01 per share	7,359,636	(4)	$255,747,351 (5)	$7,851

(1)	American Depositary Shares, or ADSs, issuable upon deposit of the ordinary shares registered hereby were previously registered under a separate registration statement on Form F-6EF (Registration No. 333-140795). Each ADS represents one ordinary share.

(2)	There are being registered hereunder an indeterminate number of shares of ordinary shares, $0.01 par value per share, issuable upon conversion of the notes and in connection with resale by the selling securityholders. The notes are convertible into cash and, if applicable, ordinary shares as described herein. Initially, approximately 10,253,700 ordinary shares would be issuable upon conversion of the notes if the aggregate principal amount of the notes were settled in ordinary shares at a conversion rate equal to 20.5074 shares per $1,000 principal amount of notes, which is subject to adjustment under certain circumstances. Pursuant to Rule 416 under the Securities Act of 1933, the ordinary shares registered hereby also includes an indeterminate number of additional shares resulting from stock splits, dividends or similar transaction that may be issued to prevent dilution.

(3)	Pursuant to Rule 457(i) under the Securities Act, there is no additional filing fee with respect to the ordinary shares underlying the ADSs issuable upon conversion of the notes because no additional consideration will be received in connection with the exercise of the conversion privilege.

(4)	There is being registered hereunder 7,359,636 ordinary shares represented by ADSs which may be sold by the warrant holder identified herein upon excise of warrant to subscribe for and purchase from us 7,359,636 ordinary shares from time to time at indeterminate prices hereunder.

(5)	Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices of the registrant’s ADSs on the New York Stock Exchange on August 20, 2007.

PROSPECTUS	August 21, 2007
Suntech Power Holdings Co., Ltd.
$500,000,000 Aggregate Principal Amount of
0.25% Convertible Senior Notes due 2012
and
Ordinary Shares Underlying the American Depositary Shares Issuable Upon Conversion of
the Notes

17,613,336 American Depositary Shares Representing
17,613,336 Ordinary Shares
     We issued $500,000,000 aggregate principal amount of 0.25% convertible senior notes due 2012 in a private placement in February 2007. This prospectus will be used by selling securityholders to resell their notes and the American Depositary Shares, or ADSs, issuable upon conversion of the notes, including our ordinary shares, par value $0.01 per share, represented by the ADSs. In addition, we issued a warrant to purchase 7,359,636 of our ordinary shares in July 2006. This prospectus may also be used by the warrant holder to sell ADSs representing our ordinary shares, issuable upon its exercise of the warrant. Each ADS represents one of our ordinary share. We will not receive any proceeds from (1) the selling securityholders’ sale of the notes or the ADSs issuable upon conversion of the notes, including the ordinary shares represented by the ADSs, or (2) the warrant holder’s sale of ADSs representing our ordinary shares issuable upon the exercise of the warrant.
     The notes mature on February 15, 2012. The notes bear interest at the rate of 0.25% per annum, payable semi-annually in arrears on February 15 and August 15 of each year, starting on August 15, 2007, to holders of record at the close of business on the preceding February 1 and August 1, respectively. The notes will be convertible into our American depositary shares, or ADSs, based on an initial conversion rate, subject to adjustment, of 20.5074 ADSs per $1,000 principal amount of notes (which represents an initial conversion price of approximately $48.76 per ADS) only under the following circumstances: (i) if the closing price of our ADSs reaches specified thresholds, (ii) if the trading price of the notes falls below specified thresholds, (iii) if specified distributions to holders of our ordinary shares occur, (iv) if we call the notes for redemption or (v) during specified periods, except that in lieu of delivering our ADSs upon conversion, we may elect to deliver cash or a combination of cash and our ADSs.
     If we experience a fundamental change, as described in this prospectus, holders of the notes may require Suntech to repurchase all or a portion of their notes for cash, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding the fundamental change repurchase date.
     The notes are senior unsecured obligations and rank equally with our existing and future senior unsecured indebtedness. The notes will be effectively subordinated to all of our existing and future secured indebtedness and all existing and future liabilities of our subsidiaries, including trade payables.
     Our ADSs are listed on the New York Stock Exchange under the symbol “STP.” On August 20, 2007, the closing sale price of our ADSs on the New York Stock Exchange was $34.88 per ADS.
     Investing in the notes involves significant risks. See “Risk Factors” beginning on page 14.
Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined in this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is August 21, 2007.

ABOUT THIS PROSPECTUS
     This prospectus is part of a registration statement that we filed with the SEC utilizing a shelf registration process. Under this shelf process, the selling securityholders may sell, from time to time, the 0.25% Convertible Senior Notes due 2012 that we issued in February 2007, which we refer to as the notes, as well as the ADSs issuable upon conversion of the notes. In addition, upon exercising its ordinary share purchase warrant, the warrant holder identified hereof may sell, from time to time, up to 7,359,636 ADSs representing 7,359,636 ordinary shares in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of those securities and their offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”
CONVENTIONS THAT APPLY TO THIS PROSPECTUS
     Unless otherwise indicated, references in this prospectus to:
•	“$” and “U.S. dollars” are to the legal currency of the United States;

•	“¥” and “Japanese Yen” are to the legal currency of Japan;

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to our American depositary shares, each of which represents one ordinary share;

•	“BIPV” are to building-integrated photovoltaics, which integrate solar energy generation into the design of a building or structure so that the PV modules also serve as structural or design elements.

i

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“conversion efficiency” are to the ability of PV products to convert sunlight into electricity; “conversion efficiency rate” is commonly used in the PV industry to measure the percentage of light energy from the sun that is actually converted into electricity;

•	“cost per watt” and “price per watt” are to the method by which the cost and price of PV products, respectively, are commonly measured in the PV industry. A PV product is priced based on the number of watts of electricity it can generate;

•	“MSK” are to “MSK Corporation,” our subsidiary in Japan in which we own 66.9% of equity interests as of the date of this prospectus;

•	“off-grid system” are to the PV system that operates on a stand-alone basis to provide electricity independent of an electricity transmission grid;

•	“on-grid system” are to the PV system that is connected to an electricity transmission grid and feeds electricity generated into the electricity transmission grid;

•	“ordinary shares” are to our ordinary shares, par value $0.01 per share;

•	“PV” are to photovoltaic. The photovoltaic effect is a process by which sunlight is converted into electricity;

•	“PV cell” are to a device made from a silicon wafer that converts sunlight into electricity through a process known as the photovoltaic effect;

•	“PV module” are to an assembly of PV cells that have been electrically interconnected and laminated in a durable and weather-proof package;

•	“PV system” are to a package of one or more PV modules that are physically mounted and electrically interconnected, with system components such as batteries and power electronics, to produce and reserve electricity;

•	“RMB” and “Renminbi” are to the legal currency of China;

•	“Series A preferred shares” are to our Series A preferred shares, par value $0.01 per share. Series A preferred shares were outstanding before our initial public offering in December 2005 and were automatically converted into our ordinary shares upon completion of our initial public offering;

•	“Suntech,” “we,” “us,” “our company” and “our” are to Suntech Power Holdings Co., Ltd., its predecessor entities and its consolidated subsidiaries;

•	“Suntech BVI” are to “Power Solar System Co., Ltd.,” our directly wholly-owned subsidiary in the British Virgin Islands;

•	“Suntech China” are to “Wuxi Suntech Power Co., Ltd.,” our predecessor and wholly-owned subsidiary in China; and

•	“thin film technology” are to the PV technology that involves depositing several thin layers of silicon or more complex materials on a substrate such as glass to make a PV cell.

ii

     Unless otherwise indicated, information in this prospectus assumes that the initial purchasers do not exercise their option to purchase additional notes to cover over-allotments, if any.

iii

SUMMARY
     This summary highlights information contained elsewhere or incorporated by reference in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in the notes. You should read the entire prospectus carefully, including the section titled “Risk Factors” and our financial statements and the notes to those financial statements, which are incorporated by reference, and the other financial information appearing elsewhere or incorporated by reference in this prospectus.
Overview
     We are one of the leading solar energy companies in the world as measured by production output in 2006. Since we commenced business operations in May 2002, we have grown rapidly to become the world’s fourth largest manufacturer of PV cells in 2006, based on production output, according to the March 2007 issue of Photon International, a magazine covering the international PV industry. We design, develop, manufacture and market a variety of PV cells and modules, which are devices that convert sunlight into electricity through a process known as the photovoltaic effect. We also provide PV system integration services in China. Our products are used to provide reliable and environmentally friendly electric power for residential, commercial, industrial and public utility applications in various markets worldwide, including a number of European countries such as Germany and Spain, as well as China and the United States. We sell our products outside of China primarily through distributors and in China primarily to PV module manufacturers and end users directly.
     We believe that we have been able to grow rapidly because of our ability to capitalize on the PV market’s demand for high efficiency products at the lowest possible cost per watt. Our strong research and development capabilities have enabled us to develop advanced process technologies and manufacture, cost-effectively and on a large scale, PV cells and modules with high conversion efficiencies. Conversion efficiency rates measure the ability of PV products to convert sunlight into electricity. As of December 31, 2006, the average conversion efficiency rates of our monocrystalline and multicrystalline silicon PV cells reached 16.8% and 15.6%, respectively. In comparison, according to a survey report published by the International Energy Agency Photovoltaics Power Systems Implementing Agreement in September 2006, the conversion efficiency rate of monocrystalline PV cells generally ranges between 15.0% and 18.0%, and the average conversion efficiency rate of multicrystalline PV cells is approximately 14.0%.
     We believe our China-based design, development and manufacturing facilities provide us with several competitive advantages, including access to low-cost technical expertise, labor and facilities. We leverage our cost advantages by optimizing the balance between automation and manual operations in our manufacturing processes, which we believe lowers our operating costs and capital expenditures and enables us to expand our manufacturing capacity in a cost-effective manner.
     We increased our manufacturing capacity by 27 times in approximately four years. In August 2002, we completed our first PV cell manufacturing line with an annual manufacturing capacity of 10 megawatts, or MW. Through continuous technology innovation and capacity expansion, we have established 10 PV cell manufacturing lines, four of which commenced operation at various dates in 2006. As of June 30, 2007, we had an aggregate PV cell manufacturing capacity of 390 MW per year. We plan to further increase our aggregate manufacturing capacity of PV cells to 480 MW by the end of 2007. We sold 29.5 MW, 67.7 MW, 160.1 MW and 150.2 MW of our products in 2004, 2005 and 2006, and for the six months ended June 30, 2007, respectively.
     Our net revenues increased from $85.3 million in 2004, to $226.0 million in 2005, and to $598.9 million, representing a compound annual growth rate, or CAGR, of 165.0% from 2005 to 2006. Our net income increased from $19.8 million in 2004 to $30.6 million in 2005 and to $106.0 million in 2006, representing a CAGR of 131.4% from 2004 to 2006. For the six months ended June 30, 2007, our net revenues and net income amounted to $564.1 million and $67.4 million, respectively, representing increases of 158.7% and 47.0%, respectively, over the same period in 2006.

Our Competitive Strengths
     We believe that we are a leader in the global solar energy market as a result of the following competitive strengths:
•	large-scale manufacturing of high-efficiency PV cells;

•	strong research and development capabilities in PV technology;

•	flexible China-based, low-cost manufacturing model;

•	established relationships with key customers and suppliers with multiple long-term sales and supply agreements;

•	leading pure play solar energy company with high growth and profitability; and

•	experienced management team with proven technology and operational record.
Our Strategies
     Our objective is to be the global market leader for the development and manufacturing of PV products. We intend to grow our business by pursuing the following strategies:
•	enhance leading-edge technology through continuous innovation;

•	continue to improve conversion efficiency while reducing manufacturing costs;

•	secure additional long-term, low-cost raw material supplies;

•	further diversify our geographic presence, customer base and product mix;

•	expand manufacturing capacity by leveraging our access to low-cost resources; and

•	capitalize on our leading market position to foster and capture future growth in China.
Our Challenges
     We believe that the following are some of the major risks and uncertainties that may materially affect us:
•	our failure to obtain sufficient quantities of silicon wafers;

•	the reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications;

•	limited adoption of PV technology and insufficient demand for PV products;

•	our inability to manage our expanding operations effectively; and

•	intense competition from both renewable and conventional energy sources.

Summary Consolidated Financial Data
     You should read the summary consolidated financial data set forth below in conjunction with our annual report on Form 20-F for the year ended December 31, 2006 and our consolidated financial statements and related notes, and other financial information, included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 2004, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 have been derived from our audited consolidated financial statements. The statement of operations data for the six months ended June 30, 2006 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial statements on the same basis as our audited consolidated financial statements. The unaudited interim consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, which we consider necessary for a fair presentation of our financial position and operating results for the periods presented. The statement of operations data for the six months ended June 30, 2007 and the consolidated balance sheet data as of June 30, 2007 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results do not necessarily indicate our results expected for any future periods and our operating results for the six months ended June 30, 2007 are not necessarily indicative of our future results.

				For the Six Months
	Year Ended December 31,			Ended June 30,
	2004	2005	2006	2006	2007
Consolidated Statement of Operations Data (in thousands, except share, per share and per ADS data)
Net revenues	$85,287	$226,000	$598,870	$218,041	$564,073
Gross profit	25,113	68,562	148,888	63,173	111,316
Operating expenses	5,104	25,899	45,659	15,008	46,432
Income from operations	20,009	42,663	103,229	48,165	64,884
Net income	$19,757	$30,628	$106,002	$45,856	$67,397
Deemed dividend on Series A redeemable convertible preferred shares	—	$2,406	—	—	—

Profit appropriation					(64)
Net income attributable to holders of ordinary shares	$19,757	$28,222	$106,002	$45,856	$67,333

Net income per share and ADS
— Basic	$0.22	$0.31	$0.71	$0.31	$0.45
— Diluted	$0.22	$0.26	$0.68	$0.29	$0.41
Shares used in computation
— Basic	90,000,000	92,047,507	148,697,962	147,866,124	150,817,061
— Diluted	90,000,000	116,825,138	156,106,346	156,125,732	166,485,588

				For the Six Months
	Year Ended December 31,			Ended June 30,
	2004	2005	2006	2006	2007
Other Consolidated Financial Data (in percentages)
Gross margin	29.5	30.3	24.9	29.0	19.7
Operating margin	23.5	18.9	17.2	22.1	11.5
Net margin	23.2	13.5	17.7	21.0	11.9
Selected Operating Data
Products sold (in MW)	29.5	67.7	159.6	62.4	150.2

	Year Ended December 31,		Six Months Ended June 30,
	2005	2006	2007
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$359,324	$225,530	$519,963
Inventories	40,428	200,292	198,385
Accounts receivable	1,659	98,855	225,758
Property, plant and equipment, net	39,717	113,750	185,255

	Year Ended December 31,		Six Months Ended June 30,
	2005	2006	2007
	(In thousands)
Total assets	481,664	1,097,955	1,769,790
Short-term bank borrowings	52,193	288,185	328,036
Total current liabilities	71,976	356,823	425,181
Long-term bank borrowings	3,717	19,656	28,686
Convertible notes	—	—	500,000
Accrued warranty costs	2,619	8,845	14,298
Total shareholders’ equity	401,923	652,463	739,717
Total liabilities and shareholders’ equity	$481,664	$1,097,955	$1,769,790
Six months Ended June 30, 2006 Compared to Six months Ended June 30, 2007
     Net Revenues. Our total net revenues increased significantly from $218.0 million for the six months ended June 30, 2006 to $564.1 million for the six months ended June 30, 2007. The increase was due primarily to a significant increase in our manufacturing capacity and the corresponding increase in sales volume of our products, driven by a significant increase in market demand for our products. Our PV module sales volume increased from 38.3 MW for the six months ended June 30, 2006 to 148.6 MW for the six months ended June 30, 2007; while our PV cell sales volume decreased from 24.1 MW for the six months ended June 30, 2006 to 1.6 MW for the six months ended June 30, 2007. Sales of PV modules constituted 98.8% of our total net revenues for the six months ended June 30, 2007, compared to 64.9% for the six months ended June 30, 2006. This was primarily because we were able to secure a substantial portion of the silicon wafers we used for the six months ended June 30, 2007 using multi-year supply agreements or from the spot market, while during the six months ended June 30, 2006, we entered into several buy-and-sell manufacturing arrangements with several PV module manufacturers in order to secure sufficient quantities of silicon wafers to better utilize our expanded PV cell manufacturing capacity. Under these arrangements, we obtained silicon wafer supplies from these customers and were obligated to sell a substantial portion of the PV cells manufactured with these wafers to such customers for the six months ended June 30, 2006.
     Our net revenues increased in the majority of our major geographic markets, with the largest revenue growth in Spain and Germany. Our total net revenues from sales in Spain and Germany increased significantly from $12.3 million and $77.0 million for the six months ended June 30, 2006, respectively, to $201.2 million and $288.8 million for the six months ended June 30, 2007, respectively, due primarily to increased demands for our PV module in Spain and Germany. In addition, sales in the United States increased significantly from $7.7 million for the six months ended June 30, 2006 to $32.9 million for the six months ended June 30, 2007. Sales in China decreased from $75.9 million for the six months ended June 30, 2006 to $9.5 million for the six months ended June 30, 2007, primarily due to the decrease of the above-mentioned buy-and-sell businesses for the six months ended June 30, 2007. Customers accounting for 10.0% or more of our total net revenues collectively accounted for approximately 20.2% and 58.5% of our total net revenues for the six months ended June 30, 2006 and 2007, respectively, and sales to our largest customer accounted for approximately 20.2% and 23.0% of our total net revenues, respectively.
     Cost of Revenues. Our cost of revenues increased significantly from $154.9 million for the six months ended June 30, 2006 to $452.8 million for the six months ended June 30, 2007. The increase in our cost of revenues was due primarily to a significant increase in our expenditures on raw materials, which was caused by an increase in the quantity of silicon wafers and other raw materials needed as a result of the significant increase in the volume of PV products we produced and, to a lesser extent, increases of unit costs of silicon wafers and other raw materials. Cost of revenues as a percentage of our total net revenues increased from 71.0% for the six months ended June 30, 2006 to 80.3% for the six months ended June 30, 2007. This increase was due primarily to the increase in our average cost of silicon wafers for the six months ended June 30, 2007 over the six months ended June 30, 2006, as a result of the rising market price of silicon wafers. For the six months ended June 30, 2007, we purchased the majority of our silicon wafers either through long-term or short-term supply arrangements or at the prevailing spot market. Prices under these short-term supply arrangements and in the spot market both rose due to supply shortage. The effect of such price increases was partially offset by our ability to secure a portion of our silicon wafer supplies with multi-year supply agreement. The unit prices of silicon wafers under these multi-year supply agreements are fixed in 2007 with some agreements stipulating fixed prices subject to a declining annual price curve in subsequent years and other agreements stipulating subsequent annual prices to be determined by further negotiation, and he unit prices under these agreements are lower than those in the spot market at the time we entered into these agreements.

The increase in our cost of revenues was also due to the appreciation of Renminbi in the six months ended June 30, 2007, compared to the same period in 2006 as a significant portion of our production activities takes place in China, and a portion of our silicon wafers and a significant amount of our other raw materials were sourced in China. The increase in cost of revenues as a percentage of our total net revenues was also due to the addition of third-party PV cell-to-module business, which we commenced in August 2006, in connection with our acquisition of MSK. Such PV cell-to-module business typically generates lower gross margin compared to the manufacture of PV cells and modules.
     Gross Profit. As a result of the foregoing, our gross profit increased by 76.2% from $63.2 million for the six months ended June 30, 2006 to $111.3 million for the six months ended June 30, 2007. Because the increase of our raw material outpaced the growth of our selling prices, our gross margin decreased from 29.0% for the six months ended June 30, 2006 to 19.7% for the six months ended June 30, 2007.
     Operating Expenses. Our operating expenses increased from $15.0 million for the six months ended June 30, 2006 to $46.4 million for the six months ended June 30, 2007. Operating expenses as a percentage of our total net revenues also increased from 6.9% for the six months ended June 30, 2006 to 8.2% for the six months ended June 30, 2007.
•	Selling Expenses. Our selling expenses increased significantly from $2.6 million for the six months ended June 30, 2006 to $12.6 million for the six months ended June 30, 2007. Selling expenses as a percentage of our total net revenues increased from 1.2% for the six months ended June 30, 2006 to 2.2% for the six months ended June 30, 2007. The increase in our selling expenses was due primarily to a significant increase in provision for warranties as a result of our increased sales. We accrued 0.3% to 1.0% of our PV module revenues as warranty costs at the time revenue was recognized. The increase was also attributable to increases in advertising and other selling expenses, premiums for our product quality insurance against warranty claims, and salary and benefits paid to our sales and marketing personnel. In addition, the increase was also due to the increase in our share based compensation expenses for share options granted to certain of our sales and marketing personnel for the six months ended June 30, 2007.

•	General and Administrative Expenses. Our general and administrative expenses increased significantly from $9.7 million for the six months ended June 30, 2006 to $26.0 million for the six months ended June 30, 2007. General and administrative expenses as a percentage of our total net revenues also increased from 4.5% for the six months ended June 30, 2006 to 4.6% for the six months ended June 30, 2007. The increase in our general and administrative expenses was due primarily to increases in foreign exchange losses related to operational activities (e.g., receivables, payables, etc.), salary and benefit expenses of administrative personnel as a result of increased headcount, as well as $4.7 million in share-based compensation expenses for share options granted to certain of our administrative personnel for the six months ended June 30, 2007.

•	Research and Development Expenses. Our research and development expenses increased significantly from $2.7 million for the six months ended June 30, 2006 to $7.8 million for the six months ended June 30, 2007. Research and development expenses as a percentage of our total net revenues also increased from 1.2% for the six months ended June 30, 2006 to 1.4% for the six months ended June 30, 2007. The increase in our research and development expenses was due primarily to increases in raw material costs related to research and development activities, as well as share-based compensation expenses for share options granted to certain of our research and development personnel. Our research and development focus was on developing new technologies and designing more advanced equipment to manufacture PV cells with higher conversion efficiencies. Our other research and development focus was to manufacture PV cells with high conversion efficiency rates using low-grade silicon wafers. Going forward, we will also focus on designing new BIPV products as we have gained BIPV design capabilities through our acquisition of MSK. We expect our research and development expenses to increase in line with the increase in our total net revenues.

     Interest Income, net. Our net interest income increased by 86.0% from $2.5 million for the six months ended June 30, 2006 to $4.6 million for the six months ended June 30, 2007. The increase was primarily due to interest generated from the proceeds from our $500.0 million convertible notes offering in February 2007.
     Other Income (Expenses). We incurred other expenses of $1.2 million for the six months ended June 30, 2006 while generated other income of $1.1 million for the six months ended June 30, 2007. Other expenses for the six months ended June 30, 2006 consisted primarily of net foreign currency exchange loss related to foreign currency on hand and debt. Other income for the six months ended June 30, 2007 consisted primarily of foreign currency hedging gain and government grants we received for our research and development projects.
     Tax Expenses. Our tax expenses increased significantly from $3.7 million for the six months ended June 30, 2006 to $4.5 million for the six months ended June 30, 2007 primarily as a result of the increase of our taxable income.
     Net Income. As a result of the cumulative effect of the above factors, net income increased significantly from $45.9 million for the six months ended June 30, 2006 to $67.4 million for the six months ended June 30, 2007. Our net margin decreased from 21.0% for the six months ended June 30, 2006 to 11.9% for the six months ended June 30, 2007.

Liquidity and Capital Resources
     To date, we have financed our operations primarily through short-term and long-term bank borrowings, proceeds from our initial public offering, convertible note offering. As of June 30, 2007, we had $520.0 million in cash and cash equivalents, and $328.0 million and $28.7 million in short-term and long-term bank borrowings, respectively. Our short-term borrowings increased from $288.2 million as of December 31, 2006 to $328.0 million as of June 30, 2007 primarily as a result of the additional borrowings to satisfy our working capital requirement. On March 12, 2007, we used US$100 million, a portion of our net proceeds from our convertible note offering in February 2007, to repay the bridge loan obtained in connection with the MSK acquisition which bore an interest rate of 0.75% per annum. Our other short-term bank borrowings outstanding as of June 30, 2007 bore average interest rates of 4.56%. Each of these borrowings has a term of one year, and expires at various times throughout the year. These facilities contain no specific renewal terms but we have historically been able to obtain extensions of some of the facilities shortly before they mature. We plan to repay these short-term bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future.
     As of June 30, 2007, we had a long-term credit facility with Industrial and Commercial Bank of China. The facility has a maximum borrowing amount of $6.2 million, of which $2.5 million was drawn on March 31, 2005 and $3.7 million was drawn on September 26, 2005. This facility has a three-year term expiring on March 28, 2008 and requires no collateral or guarantee. The facility bears an interest rate of 5.76% for the first drawing made on March 31, 2005, and 6.34% for the second drawing made on September 26, 2005. We also had another long-term credit facility with Construction Bank of China. The maximum borrowing amount under this credit facility was $16.5 million, of which $11.8 million was drawn down on February 25, 2007; and the remaining $4.7 million was withdrawn on May 14, 2007. The credit facility bears an interest rate of 6.30% per annum for $11.8 million and 6.24% per annum for $4.7 million. In addition, we also had two long-term credit facilities with Bank of Communication. One credit facility was restricted for fixed assets acquisitions. The maximum borrowing amount of the fixed assets credit facility was $6.6 million, all of which was drawn on March 23, 2007. The credit facility bears an interest rate of 6.24% per annum. The other credit facility with Bank of Communication, Luoyang Branch does not contain any financial covenants or restrictions. The maximum borrowing amount under the credit facility was $7.9 million, all of which was drawn down on April 16, 2007. The Credit Facility bears an interest rate of 6.24% per annum. In addition, MSK also issued corporate bonds to three banks with an outstanding balance of $3.2 million. The interest rate associated with the corporate bonds ranged from 0.2% to 0.5%. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and liquid investments with original maturities of three months or less that are placed with banks and other financial institutions.
     Our current portion of advances to suppliers decreased slightly from $79.4 million as of December 31, 2006 to $77.0 million as of June 30, 2007 as we shifted our supply contracts from short-term contracts to multi-years contracts, which normally required long-term advanced payment. As a result, our long-term prepayments and long-term loan to suppliers increased significantly during the corresponding periods.
     As of June 30, 2007, we had long-term prepayments in the amount of $144.5 million, which we incurred mainly as we granted a warrant to purchase 7,359,636 of our ordinary shares at $27.97 per share to one of our silicon wafer suppliers in July 2006. We initially recorded the fair value of the compensation cost on our consolidated balance sheet. We started to amortize the amount in January 2007 in accordance with the delivery terms per the agreement. As of June 30, 2007, the remaining balance of $116.8 million will be amortized over the remaining life of the supply contract, which is approximately 9.5 years, in accordance with the actual delivery volumes per the contract terms.
     Our long-term loan to suppliers increased significantly from $22.2 million as of December 31, 2006 to $99.1 million as of June 30, 2007. The increase was mainly due to the incremental amount we paid to a supplier for its capacity expansions.

     Our property, plant and equipment increased significantly from $113.7 million as of December 31, 2006 to $185.3 million as of June 30, 2007. This increase was due primarily to the additional plant and equipment we purchased in connection with the expansion of our production capacity.
     The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended June 30,
	2006	2007
	(in USD thousands)
Net cash used in operating activities	$(44,550)	$(115,148)
Net cash used in investing activities	(38,207)	(135,515)
Net cash provided by financing activities	35,718	541,902
Net increase (decrease) in cash and cash equivalents	(46,534)	294,433
Cash and cash equivalents at beginning of period	359,324	225,530
Cash and cash equivalents at end of period	$312,790	$519,963
Operating Activities
     Net cash used in operating activities for the six months ended June 30, 2007 amounted to $115.1 million, compared to net cash used in operating activities of $44.6 million for the six months ended June 30, 2006. Net cash used in operating activities for the six months ended June 30, 2007 was primarily due to a significant increase in our accounts receivable as we increasingly employed letters of credit and telegraphic transfers to settle international transactions. Additionally, the net cash used in operating activities was also due to the increase in our long-term loan to suppliers and long-term prepayments, which resulted from a growing need for polysilicon following our capacity expansion and the increased demand by polysilicon suppliers for additional prepayments in light of the continued industry-wide shortage for polysilicon. The net cash used in operating activities was partially offset by the increase of accounts payable as a result of increased purchase volume and a longer credit term we acquired from our suppliers.Net cash used in operating activities for the six months ended June 30, 2006 was mainly attributable to increases in advances to suppliers, accounts receivable and inventories, which were partially offset by cash provided by sales of our products for the six months ended June 30, 2006.
Investing Activities
     Net cash used in investing activities increased significantly from $38.2 million for the six months ended June 30, 2006 to $135.5 million for the six months ended June 30, 2007. The increase was due to the significant increase in (i) our purchase of property, plant and equipment to expand our manufacturing lines for the production of PV cells and modules; and (ii) the restricted cash balance for securing letter of credit facilities from various banks.
Financing Activities
     Net cash provided by financing activities increased 1417.9% from $35.7 million for the six months ended June 30, 2006 to $541.9 million for the six months ended June 30, 2007, as we received $500 million from our convertible note offering in February 2007. The increase was partially attributed to an increase in net proceeds from short-term bank borrowings from $31.9 million for the six months ended June 30, 2006 to $48.9 million for the six months ended June 30, 2007.
     We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow from lending institutions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute our shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.
Capital Expenditures
     We made capital expenditures of $23.3 million and $78.6 million for the six months ended June 30, 2006 and June 30, 2007, respectively. In the past, our capital expenditures were used primarily to purchase manufacturing equipment to expand our manufacturing lines for the production of PV cells and modules, and our capital expenditure in 2006 was also used to upgrade our enterprise resource planning system, or ERP system, which became operational in June 2006. We estimate that we will make capital expenditures in 2007 between $120 million and $130 million, which will be used primarily to build manufacturing facilities and to purchase manufacturing equipment for the expansion of our PV cell and module manufacturing lines, including thin film production lines. We plan to fund the balance of our 2007 capital expenditures substantially with proceeds from our convertible note offering and additional borrowings from third parties.

THE OFFERING OF THE NOTES

Issuer	Suntech Power Holdings Co., Ltd.

Notes	$500 million aggregate principal amount of 0.25% convertible senior notes due 2012 (the “notes”).

Maturity	The notes will mature on February 15, 2012, unless earlier redeemed, repurchased or purchased by us or converted.

Interest payment dates	The notes bear interest at a rate of 0.25% per year. Interest accrues from and including the issuance date or the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or the relevant maturity date, as the case may be. Interest is payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2007, to the holders of record at the close of business on the preceding February 1 and August 1, respectively.

Ranking	The notes are our senior unsecured obligations and rank equally with all of our existing and future senior unsecured indebtedness. The notes are effectively subordinated to all of our existing and future secured indebtedness and all existing and future liabilities of our subsidiaries, including trade payables. As of September 30, 2006 and June 30, 2007, our subsidiaries had approximately $253.7 million and $356.7 million, respectively, of indebtedness and other obligations to which the notes would be structurally subordinated. All of our operations are conducted through our subsidiaries.

Conversion rights	The notes are convertible into, at our election, our ADSs, cash or a combination thereof based on an initial conversion rate, subject to adjustment, of 20.5074 ADSs per $1,000 principal amount of notes (which represents an initial conversion price of approximately $48.76 per ADS), only in the following circumstances and to the following extent:

•        the notes will be convertible during any calendar quarter after the calendar quarter ending March 31, 2007, if the closing sale price of our ADSs for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price of such notes in effect on the last trading day of the immediately preceding calendar quarter;

•        the notes will be convertible during the five consecutive business days immediately after any five consecutive trading day period (we refer to this five consecutive trading day period as the “note measurement period”) if the average trading price per $1,000 principal amount of notes during the note measurement period was equal to or less than 97% of the average conversion value of the notes during such period;

• the notes will be convertible if we make certain distributions on our ordinary shares or engage in certain transactions;

• the notes will be convertible if we call the notes for redemption; and

• The notes will be convertible at any time during the periods (1) from, and including, January 15, 2010 to, and including, the third business day preceding February 15, 2010, and (2) from, and including, November 15, 2011 to, and including, the third business day preceding their maturity date.

Settlement upon conversion	In lieu of delivery of ADSs in satisfaction of our obligation upon conversion of the notes, we may elect to deliver cash or a combination of cash and ADSs. We will give notice, which shall be irrevocable, to holders through the trustee of the method we choose to satisfy our obligation upon conversion. If we do not give any notice within the applicable time period as to how we intend to settle, we shall satisfy our conversion obligation only in ADSs and cash in lieu of fractional ADSs. We will treat all holders converting on the same day in the same manner, but are not obligated to settle our conversion obligations on different days in the same manner.

If we elect to satisfy our entire conversion obligation in cash, we will deliver to you cash in an amount equal to the product of:

• a number equal to (1) the aggregate principal amount of notes to be converted divided by $1,000 multiplied by (2) the conversion rate, and

• the average daily VWAP of our ADSs during the cash settlement averaging period.

• If we elect to satisfy a percentage or fixed amount (but not all) of our conversion obligation per $1,000 principal amount of notes in cash, we will deliver to you:

•        a dollar amount (in each case, the “cash amount”) representing the percentage that we elect of the “conversion amount” or such fixed amount per $1,000 principal amount of notes (provided that if such fixed amount exceeds the conversion amount, we will deliver the conversion amount in cash in lieu of such fixed amount); and

• a number of ADSs per $1,000 principal amount of notes equal to the sum, for each VWAP trading day of the cash settlement averaging period, of the greater of:

• zero, and

• a number of ADSs determined by the following formula:

(daily VWAP of our ADSs on such VWAP trading day × the conversion rate)
- the cash amount
daily VWAP of our ADSs on such VWAP trading day × 20

Except in some instances, the “cash settlement averaging period” generally means the 20 consecutive VWAP trading day period beginning on (and including) the second VWAP trading day after the conversion date.

The “conversion amount” means the average of the products for each VWAP trading day of the cash settlement averaging period of (i) the conversion rate for such day multiplied by (ii) the daily VWAP of our ADSs on such day multiplied by (iii) the aggregate principal amount of notes to be converted divided by $1,000.

The “daily VWAP” for our ADSs means, for each of the 20 consecutive VWAP trading days during each cash settlement averaging period, the per ADS volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page STP.N <equity> AQR (or any equivalent successor page if such page is not available) in respect of the period from the scheduled open of trading on the principal trading market for our ADSs to the scheduled close of trading on such market on such VWAP trading day, or if such volume-weighted average price is unavailable, the market value of one ADS on such VWAP trading day as our board of directors determines in good faith using a volume-weighted method.

A “VWAP trading day” means a day during which (i) trading in our ADSs generally occurs on the principal U.S. national securities exchange on which our ADSs are listed and (ii) there is no VWAP market disruption event (as defined in the indenture). If our ADSs are not so listed, then “VWAP trading day” means a business day.

A holder that surrenders notes for conversion in connection with a “make-whole fundamental change” may in certain circumstances be entitled to an increased conversion rate.

See “Description of the Notes — Conversion Rights.”

Our ADSs	Each ADS represents one ordinary share, par value $0.01 per ordinary share. The ADSs will be evidenced by American depositary receipts, or ADRs. The depositary will be the holder of the ordinary shares under the ADSs and you will have the right of an ADR holder as provided in the deposit agreement among us, the depositary and owners and beneficial owners of ADSs from time to time. The holders of ADRs have fewer rights than our ordinary shareholders and must act through the depositary to exercise those rights. See “Risk Factors — Risks relating to the Notes, our Ordinary Shares and our ADSs” for a description of certain risks relating to our ADSs.

If you receive any ADSs upon conversion of the notes, you may surrender your ADSs to the depositary to withdraw the ordinary shares represented by your ADSs. The depositary will charge you a fee for such an exchange. See “Description of American Depositary Shares.”

Sinking fund	None.

Redemption of notes at our option	The notes may not be redeemed prior to February 15, 2010. At any time on or after February 15, 2010, we may, at our option, redeem the notes, in whole or in part from time to time, in integral multiples of $1,000, at a redemption price in cash equal to 100% of the principal amount of the notes we redeem plus any accrued and unpaid interest to, but excluding, the redemption date, provided that the closing sale price of our ADSs for at least 20 trading days in the 30 consecutive trading day period ending on the date one trading day prior to the date of the notice of redemption is greater than 130% of the conversion price of the notes on the date of such notice.

See “Description of the Notes — Redemption of Notes at Our Option.”

Purchase of notes by us at the option of the holder
On February 15, 2010, holders may require us to purchase all or a portion of their outstanding notes, in an integral multiple of $1,000 at a price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date, subject to certain additional conditions. See “Description of the Notes — Purchase of Notes by Us At the Option of the Holder.”

Right of holder to require us to repurchase notes if a fundamental change occurs

If a fundamental change, as described in this prospectus, occurs, holders may require us to repurchase all or a portion of their notes for cash at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the repurchase date.

See “Description of the Notes — Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change.”

Events of default	If an event of default on the notes has occurred and is continuing, the principal amount of the notes, plus any accrued and unpaid interest, may be declared immediately due and payable, subject to certain conditions set forth in the indenture. These amounts automatically become due and payable upon certain events of default involving bankruptcy, insolvency or reorganization with respect to us or our subsidiaries. See “Description of the Notes — Events of Default.”

Use of proceeds	We will not receive any proceeds from the selling shareholders’ sale of the notes or the ADSs issuable upon conversion of the notes, including our ordinary shares represented by such ADSs.

Book Entry Form	The notes were issued in book-entry-only form and will be represented by one or more global certificates, without interest coupons, deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Beneficial interests in the notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Except in limited circumstances, holders may not exchange interests in their notes for certificated securities.

See “Description of the Notes — Form, Denomination and Registration of Notes.”
     For a more complete description of the terms of the notes, see “Description of the Notes” For a more complete description of our ordinary shares and ADSs, see “Description of Share Capital” and “Description of American Depositary Shares,” respectively.

RISK FACTORS
     You should carefully consider the specific risk factors set forth below as well as the other information contained or incorporated by reference in this prospectus before deciding to invest in the notes. Some factors in this section are “forward-looking statements.” See the section titled “Cautionary Statement Regarding Forward-Looking Statements.”
Risks Related to Our Company and Our Industry
Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.
     We have a limited operating history. We completed our first PV cell manufacturing line in August 2002 and began commercial shipment of PV cells in September 2002. With the rapid growth of the PV industry, we have experienced a high growth rate since 2002. As such, our historical operating results may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not be able to achieve a similar growth rate in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.
We are currently experiencing an industry-wide shortage of silicon wafers. The prices that we pay for silicon wafers have increased in the past and we expect prices may continue to increase in the future, which may materially and adversely affect our revenue growth and decrease our gross profit margins and profitability.
     Silicon wafers are an essential raw material in our production of PV products. Silicon is created by refining quartz or sand, and is melted and grown into crystalline ingots or other forms. Some of our suppliers procure silicon ingots from companies that specialize in ingot growth and then slice these ingots into wafers. We depend on our suppliers for timely delivery of silicon wafers in sufficient quantities and satisfactory quality, and any disruption in supplies, including fluctuations in the delivery of supplies or inability to obtain silicon wafers at an acceptable cost or at all, will materially and adversely affect our business and operations.
     There is currently an industry-wide shortage of silicon and silicon wafers, which has resulted in significant price increases. Based on our experience, the average prices of silicon and silicon wafers may continue to increase. Moreover, we expect the shortages of silicon and silicon wafers to continue as the solar power industry continues to grow and as additional manufacturing capacity is added. Silicon wafers are also used in the semiconductor industry generally and any increase in demand from that sector will exacerbate the current shortage. The production of silicon and silicon wafers is capital intensive and adding manufacturing capacity requires significant lead time. While we are aware that several new facilities for the manufacture of silicon and silicon wafers are under construction and many existing facilities are expanding their production capacities, we do not believe that the supply shortage will be remedied in the near term. We expect that the demand for silicon and silicon wafers will continue to outstrip supply for the foreseeable future.
     We have attempted to ease our supply shortages by prepaying for silicon and silicon wafers, establishing strategic relationships with certain suppliers and entering into multi-year supply agreements with suppliers. However, we cannot assure you that we will be able to obtain supplies from them or any other suppliers in sufficient quantities or at acceptable prices. In particular, since some of our suppliers do not themselves manufacture silicon but instead purchase their requirements from other vendors, it is possible that these suppliers will not be able to obtain sufficient silicon to satisfy their contractual obligations to us. In addition, we, like other companies in the PV industry, compete with companies in the semiconductor industry for silicon wafers, and companies in that sector typically have greater purchasing power and market influence than companies in the PV industry. We have historically acquired most of our silicon wafers from our suppliers through short-term supply arrangements for periods ranging from several months to two years, and may continue to rely on short-term supply arrangements to secure a significant portion of our silicon wafer needs in the future. This subjects us to the risk that our suppliers may cease supplying silicon wafers to us for any reason, including due to uncertainties in their financial viability. These suppliers could also choose not to honor such contracts. If either of these circumstances occurs, our supply of critical raw materials at reasonable costs and our basic ability to conduct our business could be severely restricted. Moreover, since some of our supply contracts may require prepayment of a substantial portion of the contract price, we may not be able to recover such prepayments and we would suffer losses should such suppliers fail to fulfill their delivery obligations under the contracts. Furthermore, we have not fixed the price for some of the silicon wafers supply contracts for 2007 with some of our suppliers. As a result, the price we will need to pay may need to be adjusted to reflect the prevailing market price around the time of delivery, which may be higher than we expect. Increases in the prices of silicon and silicon wafers have in the past increased our production costs and may materially and adversely impact our cost of revenue, gross margins and profitability.
     There are a limited number of silicon wafer suppliers, and many of our competitors also purchase silicon wafers from these suppliers. Our competitors may have longer and stronger relationships with these suppliers than we do. Our competitors may also have in place multi-year supply agreements with these suppliers with longer terms and may be able to obtain silicon and silicon wafers at a lower cost than we do. As we intend to significantly increase our manufacturing output, an inadequate allocation of silicon wafers would have a material adverse effect on our expansion plans. Moreover, the inability to obtain silicon wafers at commercially reasonable prices or at all would harm our ability to meet existing and future customer demand for our products, and could cause us to make fewer shipments, lose customers and market share and generate lower than anticipated revenue, thereby materially and adversely affecting our business, financial condition, results of operations and prospects.
We may not be able to manage our expansion of operations effectively.
     We commenced business operations in May 2002 and have grown rapidly. We anticipate significant continued expansion of our business to address growth in demand for our PV products and services, as well as to capture new market opportunities. To manage the potential growth of our operations, we will be required to improve our operational and financial systems, procedures and controls, increase manufacturing capacity and output, and expand, train and manage our growing employee base. Furthermore, our management will be required to maintain and expand our relationships with our customers, suppliers and other third parties. We cannot assure you that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our future growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, execute our business strategies or respond to competitive pressures.
     The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could have a material adverse effect on our business and prospects.
     We believe that the near-term growth of the market for “on-grid” applications, where solar energy is used to supplement a customer’s electricity purchased from the electric utility, depends in large part on the availability and size of government subsidies and economic incentives. As a portion of our sales is in the on- grid market, the reduction or elimination of government subsidies and economic incentives may hinder the growth of this market or result in increased price competition, which could decrease demand for our products and reduce our revenue.
     The cost of unsubsidized solar energy currently substantially exceeds the cost of power furnished by the electric utility grid in nearly all locations. As a result, federal, state and local governmental bodies in many countries, most notably Germany, Italy, Spain, the United States, France and South Korea have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. In particular, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. The reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

If PV technology is not suitable for widespread adoption, or sufficient demand for PV products does not develop or takes longer to develop than we anticipated, our sales may not continue to increase or may even decline, and we may be unable to sustain profitability.
     The PV market is at a relatively early stage of development and the extent to which PV products will be widely adopted is uncertain. Market data in the PV industry are not as readily available as those in other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. If PV technology proves unsuitable for widespread adoption or if demand for PV products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. In addition, demand for PV products in our targeted markets, including China, may not develop or may develop to a lesser extent than we anticipated. Many factors may affect the viability of widespread adoption of PV technology and demand for PV products, including:
•	availability of government subsidies and incentives to support the development of the PV industry;

•	cost-effectiveness of PV products compared to conventional and other non-solar energy sources and products;

•	performance and reliability of PV products compared to conventional and other non-solar energy sources and products;

•	success of other alternative energy generation technologies, such as fuel cells, wind power and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil, coal, natural gas and other fossil fuels;

•	the cost and availability of credit, loans and other funding mechanisms to finance the installation and maintenance of PV systems. For example, a rise in interest rates would likely render existing financings more expensive and be an obstacle for potential financings that would otherwise spur the growth of the PV industry;

•	capital expenditures by end users of PV products, which tend to decrease when the economy slows down; and

•	deregulation of the electric power industry and broader energy industry.
We face intense competition from other companies producing solar energy and other renewable energy products.
     The PV market is intensely competitive and rapidly evolving. According to Photon International’s survey in March 2006, as of the end of 2005, 94 companies in the world produced PV cells and 153 companies produced PV modules. Many of our competitors have established more prominent market positions, and if we fail to attract and retain customers and establish successful distribution networks in our target markets for our products, we will be unable to increase our sales. Our competitors include PV divisions of large conglomerates such as Royal Sanyo Group and Sharp Corporation, specialized cell manufacturers such as Q-Cells AG, as well as integrated manufacturers of PV products such as Renewable Energy Corporation and SolarWorld AG. Some of our competitors have also become vertically integrated, from upstream silicon wafer manufacturing to PV system integration. We expect to compete with future entrants to the PV market that offer new technological solutions. We may also face competition from semiconductor manufacturers, a few of which have already announced their intention to start production of PV cells. Many of our competitors are developing or currently producing products based on new PV technologies, including thin film, ribbon, sheet and nano technologies, which they believe will ultimately cost the same as or less than crystalline silicon technologies similar to ours. In addition, the entire PV industry also faces competition from conventional and non-solar renewable energy technologies. Due to the relatively high manufacturing costs compared to most other energy sources, solar energy is generally not competitive without government incentive programs.
     Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size in some cases provides them with a competitive advantage with respect to manufacturing costs because of their economies of scale and their ability to purchase raw materials at lower prices. For example, those of our competitors that also manufacture semiconductors may source both semiconductor grade silicon wafers and solar grade silicon wafers from the same supplier. As a result, those competitors may have stronger bargaining power with the supplier and have an advantage over us in negotiating favorable pricing, as well as securing silicon wafer supplies at times of shortages. Many of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases. In addition, many of our competitors have well-established relationships with our current and potential distributors and have extensive knowledge of our target markets. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors may materially and adversely affect our financial condition and results of operations.
Our failure to further refine our technology and develop and introduce new PV products could render our products uncompetitive or obsolete, and reduce our sales and market share.
     The PV industry is rapidly evolving and competitive. We will need to invest significant financial resources in research and development to keep pace with technological advances in the PV industry and to effectively compete in the future. However, research and development activities are inherently uncertain, and we might encounter practical difficulties in commercializing our research results. Our significant expenditures on research and development may not reap corresponding benefits. A variety of competing PV technologies that other companies may develop could prove to be more cost-effective and have better performance than our PV products. Therefore, our development efforts may be rendered obsolete by the technological advances of others. Breakthroughs in PV technologies that do not use crystalline silicon could mean that companies such as us that currently rely entirely on crystalline silicon would encounter a sudden, sharp drop in sales. Our failure to further refine our technology and develop and introduce new PV products could render our products uncompetitive or obsolete, and result in a decline in our market share.
Our future success substantially depends on our ability to significantly increase both our manufacturing capacity and output. Our ability to achieve our expansion goals is subject to a number of risks and uncertainties.
     Our future success depends on our ability to significantly increase both our manufacturing capacity and output. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:
•	the need to raise additional funds or generate sufficient cash flow from operations to purchase and prepay for raw materials or to build additional manufacturing facilities, which we may be unable to obtain on reasonable terms or at all;

•	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as increases in raw materials prices and long lead times or delays with certain equipment vendors;

•	our ability to address safety and quality issues that may increase as our manufacturing capacity and output increase;

•	delays or denial of required approvals by relevant government authorities;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.
     If we are unable to establish or successfully operate additional manufacturing capacity or to increase manufacturing output, or if we encounter any of the risks described above, we may be unable to expand our business as planned. Moreover, we cannot assure you that if we do expand our manufacturing capacity and output we will be able to generate sufficient customer demand for our PV products to support our increased production levels.
Our ability to adjust our materials costs may be limited as a result of entering into prepaid, fixed-priced arrangements with our suppliers, and it therefore may be difficult for us to respond appropriately in a timely manner to market conditions, which could materially and adversely affect our revenue and profitability.
     We have in the past secured, and plan to continue to secure, our supply of silicon and silicon wafers through prepaid supply arrangements with overseas and domestic suppliers. In 2006 and the six months ended June 30, 2007, we entered into supply contracts with some of our suppliers, under which these suppliers agreed to provide us with specified quantities of silicon wafers and we have made prepayments to these suppliers in accordance with the supply contracts. The prices of the supply contracts we entered into with some of our suppliers are fixed. If the prices of silicon or silicon wafers were to decrease in the future and we are locked into prepaid, fixed-price arrangements, we may not be able to adjust our materials costs, and our cost of revenue would be materially and adversely affected. In addition, if demand for our PV products decreases, we may incur costs associated with carrying excess materials, which may have a material adverse effect on our operating expenses. To the extent we are not able to pass these increased costs and expenses to our customers, our profitability may be materially reduced. Moreover, since some of our supply contracts may require pre-payment of a substantial portion of the contract price or require us to provide interest free loans or equity-based incentives, we may not be able to recover such pre-payments, interest free loans or equity-based incentives and would suffer losses should such suppliers fail to fulfill their delivery obligations under the contracts.
We require a significant amount of cash to fund our operations as well as meet future capital requirements. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be materially and adversely affected.
     We typically require a significant amount of cash to fund our operations, especially prepayments or loans to suppliers to secure our silicon wafer requirements. We also require cash generally to meet future capital requirements, which are difficult to plan in the rapidly changing PV industry. In particular, we will need capital to fund the expansion of our facilities as well as research and development activities in order to remain competitive. We believe that our current cash and cash equivalents and cash flow from operations will be sufficient to meet our anticipated needs for at least 12 months, including for working capital and capital expenditure requirements. However, future acquisitions, expansions, or market changes or other developments may cause us to require additional funds. Our ability to obtain external financing in the future is subject to a variety of uncertainties, including:
•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by manufacturers of PV and related products; and

•	economic, political and other conditions in the PRC and elsewhere.
     If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may decrease materially.
We have limited experience in the high value-added BIPV market and we may be unable to manage the growth of our BIPV business or successfully operate in the BIPV market.
     We have entered into the BIPV market through our acquisition of MSK in August 2006. BIPV products generally have higher profit margins compared to standard PV modules as they integrate solar energy generation into the design of a building or structure. We plan to expand our operations in the BIPV market by leveraging

MSK’s design capabilities and investing further in research and development on BIPV products. However, as we have limited experience in the BIPV market and as MSK’s BIPV business currently represents a relatively small percentage of MSK’s revenues, there can be no assurance that we can successfully operate and expand in this new area. For example, we may not have the necessary research and development capabilities or the marketing and sales personnel to meet the needs of our customers or manage our growth. In addition, we may face competitors in the BIPV market that have substantially greater financial, technical, manufacturing and other resources than we do. If we are unable to manage the growth of our BIPV business or if our BIPV products fail to meet the needs of our customers, there would be a material adverse effect on our reputation, our existing business, financial condition or results of operations.
Our dependence on a limited number of suppliers for a substantial portion of silicon and silicon wafers could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.
     In each of 2006 and for the six months ended June 30, 2007, our five largest suppliers supplied in the aggregate 33.2% of our total silicon and silicon wafer purchases. Their supply volumes will continue to increase in the rest of 2007 as we have secured a significant portion of our anticipated silicon wafer needs in 2007 through several multi-year supply agreements which we entered into in 2006. To develop or secure our relationships with these suppliers, we may extend interest-free loans or make prepayments to them, or grant them warrants or other rights to purchase our ordinary shares, which could increase our costs or expenses. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, decreased revenue and loss of market share. In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. We cannot assure you that we will not experience shortfalls of silicon or silicon wafers from our suppliers in the future or that, in the event of such shortfalls, we will be able to find other silicon suppliers to satisfy our production needs. Any disruption in the supply of silicon wafers to us may adversely affect our business, financial condition, results of operations and business prospects.
Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.
     We currently sell a substantial portion of our PV products to a limited number of customers, including distributors, engineering design firms, system integrators, other value-added resellers, as well as integrated manufacturers of PV products. In 2006, we had one customer accounting for 10.0% or more of our total net sales and sales to our largest customer accounted for approximately 21.4% of our total net revenues for the period. For the six months ended June 30, 2007, we had three customers accounting for 10.0% or more of our total net sales and sales to our largest customer accounted for approximately 23.0% of our total net revenues for the period. Sales to our other customers are typically made through non-exclusive, short-term arrangements where the contract prices are typically agreed upon between our customers and us on a quarterly basis, and as such, our actual revenues can vary significantly from our forecasts. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues and have a material adverse effect on our results of operations:
•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	selection by one or more of our significant distributor customers of products competitive with ours;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.

We face risks associated with the marketing, distribution and sale of our PV products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.
     In 2006 and for the six months ended June 30, 2007, we sold 78.3% and 98.3% of our products to customers outside of China, respectively. The marketing, international distribution and sale of our PV products expose us to a number of risks, including:
•	our ability to manage our sales channels effectively as we expand our sales channels beyond distributors to include direct sales as well as sales to systems integrators, end users and installers;

•	fluctuations in currency exchange rates;

•	difficulty in engaging and retaining distributors who are knowledgeable about and, can function effectively in, overseas markets;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and cost relating to compliance with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products;

•	inability to obtain, maintain or enforce intellectual property rights; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.
     If we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.
Advance payment arrangements between us and most of our silicon wafer suppliers and credit terms we give to certain of our customers expose us to the credit risks of such suppliers and customers, which could in turn have a material adverse effect on our liquidity.
     Under existing supply contracts with most of our silicon wafer suppliers, consistent with the industry practice, we make advance payments in the form of short-term or long-term prepayments or loans to our suppliers prior to the scheduled delivery dates for silicon wafers. As of June 30, 2007, our short-term advances to suppliers amounted to $77.0 million, and our long-term prepayments and long term loan to suppliers’ amounted to $144.5 million and $99.1 million, respectively. In addition, we extend credit terms to many of our customers, and our accounts receivable increased to $225.8 million as of June 30, 2007 from $98.9 million as of December 31, 2006. The increase in our accounts receivable was caused by the combination of the increase in our sales as well as the shifting of our sales from distributors to end users, who typically are willing to pay higher price for the same products but demand for longer credit terms. We expect our advances to suppliers and our accounts receivables to continue to increase in the future. In many cases, we make advance payments or extend credit terms without receiving collateral. As a result, our claims for such payments would rank as unsecured claims, which would expose us to the credit risks of our suppliers and customers in the event of their insolvency or bankruptcy. Under such circumstances, our claims against the suppliers or customers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments. Accordingly, a default by our suppliers or customers may have a material adverse effect on our financial condition, results of operations and liquidity.
Problems with product quality or product performance may cause us to incur warranty expenses, damage our market reputation and prevent us from achieving increased sales and market share.
     Our PV modules and MSK’s standard PV modules sold outside of Japan are typically sold with a five-year and two-year warranty for defects in materials and workmanship, respectively. Our PV modules also contain a 12-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. The MSK’s standard PV modules sold outside of Japan contain a 10-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. MSK’s standard PV modules sold in Japan are typically sold with a one-year warranty for defects in materials and workmanship and a 10-year warranty against declines of more than 10.0% of initial power generation capacity. The warranty periods of MSK’s BIPV products vary depending on the nature and specification of each BIPV product. As a result of these warranties, we bear the risk of extensive warranty claims long after we have sold our products and recognized revenues. We and MSK have also retained third party insurance to cover certain warranty-related claims on our products. We have sold PV modules since September 2002, and accordingly none of our PV modules has been in use for more than five years. We accrue 0.3% to 1.0% of our PV module revenues as warranty costs at the time revenue is recognized. As of December 31, 2006 and June 30, 2007, our accrued warranty costs amounted to $8.8 million and $14.3 million, respectively. Because our products have been in use for only a relatively short period, we cannot assure you that our assumptions regarding the durability and reliability of our products are reasonable. Our warranty provisions may be inadequate, and we may have to incur substantial expense to repair or replace defective products in the future. Furthermore, widespread product failures may damage our market reputation and cause our sales to decline.
There have been historical deficiencies with MSK’s internal controls and there remain areas of MSK’s internal controls that require improvement. If we fail to establish and maintain an effective system of internal controls for MSK, we may be unable to accurately report our financial results or detect fraud, which could adversely affect investor confidence and the market price of our ADSs.
     Prior to the acquisition, MSK was a Japan-based privately held company with deficiencies in the application of its internal control structure and policies. Such deficiencies included, among others, inadequate documentation, a lack of accounting and internal control resources and deficiencies in its financial reporting controls related to revenue recognition and inventory accounting. In addition, MSK also experienced issues related to data adequacy and integrity, product quality, regulatory compliance as well as undisclosed and product liabilities. We cannot assure you that we or MSK are aware of all existing and potential problems associated with internal control deficiencies with respect to MSK. Any such problems or incidents, which are currently unknown to us or MSK, could adversely affect the financial results and our valuation of MSK, require us to incur significant costs to remedy the deficiencies or adversely affect our overall ability to comply with the requirements of the U.S. Sarbanes-Oxley Act of 2002.
     Although we are taking a series of remedial measures to strengthen the internal controls of MSK, we cannot assure you that these internal control deficiencies have been or will be adequately remedied by these measures. Our failure to correct these deficiencies or our failure to discover and address any other weaknesses or deficiencies could have an adverse effect on our financial condition and results of operations, and our ability to produce reliable financial data for the consolidation of such financial data into our financial reports and to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.
     Following our acquisition of MSK, we began integrating MSK’s internal controls with ours. As part of this process, we are performing system and process evaluations and testing (and any other necessary remediation) required to allow MSK to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. Since the acquisition of MSK was completed in 2006, MSK has been excluded from the scope of our management assessment and auditor attestation requirements for the fiscal year ended December 31, 2006. However, MSK will be included in the scope of our management assessment and auditor attestation requirements for the fiscal year ending December 31, 2007 and we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions of MSK’s internal controls or determine its impact on our operations. Furthermore, upon completion of this remedial process, we may still identify additional control deficiencies in MSK of varying degrees of severity under the applicable SEC and Public Company Accounting Oversight Board rules and regulations. As a public company, we will be required to report, among other things, certain control deficiencies. If we fail to satisfy the requirements of Section 404 in a timely manner, we may be subject to sanctions or investigation by regulatory authorities such as the SEC or the New York Stock Exchange. In addition, if any material weakness or deficiency is identified or is not remedied, investors may lose confidence in the accuracy of our reported financial information, which in turn could harm our reputation and our business and negatively affect the trading price of our ADSs.

Failure to integrate acquired businesses into our operations successfully could adversely affect our business.
     We acquired MSK in August 2006 and may make additional acquisitions in the future. Our integration of the operations of acquired businesses requires significant efforts, including the integration of internal control systems, coordination of information technologies, research and development, sales and marketing, operations, manufacturing and finance. For example, our efforts to integrate MSK’s operations with our existing operations and our ability to execute our plans for MSK are affected and, in some cases, limited by applicable laws and regulations, existing contractual agreements of MSK, as well as cultural and language differences between China and Japan. As a result, we may have to incur additional expenses and expend significant amounts of our management’s time, which cannot then be dedicated to other projects. Our failure to integrate and manage successfully and coordinate the growth of the combined company could also have an adverse and material effect on our business. In addition, there is no guarantee that MSK, or any other business that we acquire in the future, will become profitable or remain so. If our acquisitions do not reach our initial expectations, we may record unexpected impairment charges. Starting in February 2007, we have also halted MSK’s standard PV module production activities in Japan and began shifting MSK’s key production activities to China in order to leverage our low cost production capabilities and operating experience in China. We cannot assure you that this relocation of production will be completed successfully. There is possibility that the cost of relocation and production integration may have a material adverse impact on our financial condition and operational performance.
     Factors that will affect the success of our acquisition of MSK and the integration of our respective operations include, but are not limited to:
•	absence of adequate internal controls or presence of significant fraud in the financial systems of acquired companies;

•	our ability to meaningfully reduce costs principally by halting MSK’s Japan-based production with a related reduction in equipment and other assets, headcount, raw materials and other supplies;

•	our ability to manage the MSK brand and the combined product lines with respect to MSK’s customers and any decrease in customer loyalty and product orders caused by dissatisfaction related to the acquisition and integration;

•	our ability to retain key employees while reducing non-core personnel associated with the halting of MSK’s Japan-based production; and

•	the ability of the combined company to achieve synergies among its constituent companies, such as increasing sales of the combined company’s products, achieving cost savings and effectively combining technologies to develop new products.
     These factors, among others, will affect whether an acquired business or asset can be successfully integrated into our business. If we fail to integrate acquired businesses into our operations successfully, we may be unable to realize the business and operational synergies and efficiencies or other benefits that we expect from the acquisition and our competitive position in the marketplace could suffer. Additionally, any future acquisitions may also require potentially dilutive issuances of our equity securities and result in acquisition related write-offs and the assumption of debt and contingent liabilities.
Our future success depends in part on our ability to make strategic acquisitions and investments and to establish and maintain strategic alliances, and failure to do so could have a material adverse effect on our market penetration and revenue growth.
     As part of our plan to secure silicon wafers and to expand our manufacturing capacity, we established an 88.2%-owned subsidiary on October 15, 2005 for the manufacture of PV cells in Luoyang, China. We also, through Suntech China, acquired a 51.0% equity interest on July 18, 2005 in one of our customers, a renewable energy company in China. As part of our strategy to further diversify our geographic presence, expand our selling channels and customer base and broaden our product mix, in August 2006, we acquired MSK, which we believe is a pioneer within the BIPV market. In addition, we invested in Glory Silicon Enter (Zhenjiang) Co., Ltd., a PV wafer manufacturer, in June 2007 and hold its 18.0% equity interests. We intend to continue to make strategic acquisitions and investments and establish and maintain strategic alliances with third parties in the PV industry, particularly with silicon suppliers. We cannot assure you, however, that we will be able to successfully make such strategic acquisitions and investments or to establish strategic alliances with third parties that will prove to be effective for our business. Our inability in this regard could have a material adverse effect on our market penetration, our revenue growth and our profitability.
     Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and alliances may be expensive to implement and subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that materially and adversely affect our business.
     Our business depends substantially on the continuing efforts of our executive officers and our ability to maintain a skilled labor force, and our business may be severely disrupted if we lose their services.
     Our future success depends substantially on the continued services of our executive officers, especially Dr. Zhengrong Shi, our founder, chief executive officer and the chairman of our board of directors. We do not maintain key man life insurance on any of our executive officers. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. Therefore, our business may be severely disrupted, and we may incur additional expenses to recruit and retain new officers. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes arise between our executive officers and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, the extent to which any of these agreements could be enforced in China, where most of our executive officers reside and hold some of their assets. See “— Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system could have a material adverse effect on us.”
If we are unable to attract, train and retain technical personnel, our business may be materially and adversely affected.
     Our future success depends, to a significant extent, on our ability to attract, train and retain technical personnel. In particular, we depend on the services of Dr. Stuart R. Wenham, our chief technical officer and Dr. Jingjia Ji, a member of our board of directors and one of our senior research scientists. Recruiting and retaining capable personnel, particularly those with expertise in the PV industry, are vital to our success. There is substantial competition for qualified technical personnel, and there can be no assurance that we will be able to attract or retain our technical personnel. If we are unable to attract and retain qualified employees, our business may be materially and adversely affected.
     Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.
     We rely primarily on patent, trademark, trade secret, copyright law and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention as well as divert our other resources away from our business. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations and financial condition.
     Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries.
We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.
     Our success also depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to PV technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.
Our business, results of operations and financial condition would be materially and adversely affected if our sales outside China were to be restricted by intellectual property claims by third parties.
     As of December 31, 2006, we had a total of 21 issued patents and 10 pending patent applications in China and MSK had 52 issued patents and 46 pending patent applications in Japan. In addition, we have two pending patent applications filed under the Patent Cooperation Treaty, which provides a unified procedure for filing patent applications to protect inventions internationally. However, we currently do not have any patents for our proprietary technologies outside of China and Japan, although we have sold, and expect to continue to sell, a substantial portion of our products outside of China. Since the protection afforded by our patents is effective mainly in China and Japan, others may independently develop substantially equivalent technologies, or otherwise gain access to our proprietary technologies, and obtain patents for such intellectual properties in other jurisdictions, including the countries to which we sell our products. If any third parties are successful in obtaining patents for technologies that are substantially equivalent or the same as the technologies we use in our products in any of our markets before we do and enforce their intellectual property rights against us, our ability to sell products containing the allegedly infringing intellectual property in those markets will be materially and adversely affected. If we are required to stop selling such allegedly infringing products, seek license and pay royalties for the relevant intellectual properties, or redesign such products with non-infringing technologies, our business, results of operations and financial condition may be materially and adversely affected.
Changes to existing regulations over the utility sector and the PV industry may present technical, regulatory and economic barriers to the purchase and use of PV products, which may significantly reduce demand for our products.
     The market for power generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as the internal policies of electric utilities companies. These regulations and policies often relate to electricity pricing and technical interconnection of end user-owned power generation. In a number of countries, these regulations and policies are being modified and may continue to be modified. End users’ purchases of alternative energy sources, including PV products, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our PV products. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electricity transmission grid or for having the capacity to use power from the electricity transmission grid for back-up purposes. These fees could increase end users’ costs of using our PV products and make our PV products less desirable, thereby having an adverse effect on our business, prospects, results of operations and financial condition.

     We anticipate that our PV products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters in various countries. It is also burdensome to track the requirements of individual localities and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our PV products may result in significant additional expenses to us, our distributors and end users and, as a result, could cause a significant reduction in demand for our PV products.
Fluctuations in exchange rates could adversely affect our business.
     A substantial portion of our sales is currently denominated in U.S. dollars and Euros, with the remainder in Renminbi, Japanese Yen and other currencies, while a substantial portion of our costs and expenses is denominated in U.S. dollars, Euros, Renminbi and Japanese Yen, with the remainder in other currencies. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations. Fluctuations in exchange rates, particularly among the U.S. dollar, Euro, Renminbi and Japanese Yen and affect our gross and net profit margins and could result in foreign exchange and operating losses.
     We generated net foreign currency gains related to foreign currency on hand and debts of $24,678, $2.0 million and $0.7 million in 2004, 2006 and for the six months ended June 30, 2007, respectively, but recorded net foreign currency loss related to foreign currency on hand and debts of $0.9 million in 2005. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future. Although we intend to reduce the effect of exchange rate exposure through hedging arrangements we adopted in February 2006, we cannot assure you that such hedging activities will be effective in managing our foreign exchange risk exposure.
     Our financial statements are expressed in U.S. dollars, but our subsidiaries use different functional currencies, such as Renminbi and Japanese Yen. The value of your investment in our ADSs will be affected by the foreign exchange rate between the U.S. dollar and other currencies used by our subsidiaries. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from our initial public offering in December 2005 and our convertible note offering in February 2007, any appreciation of currencies other than U.S. dollars will likely result in a change to our income statement and a reduction in the value of our U.S. dollar denominated assets. On the other hand, a decline in the value of Renminbi, Japanese Yen and other currencies against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the prices of our ADSs.
Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.
     As our manufacturing processes generate noise, waste water, gaseous and other industrial wastes, we are required to comply with all national and local regulations regarding protection of the environment. We are in compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. We believe that we have all necessary permits to conduct our business as it is presently conducted. If we fail to comply with present or future environmental regulations, however, we may be required to pay substantial fines, suspend production or cease operations. We use, generate and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and manufacturing activities. Any failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.
We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.
     As with other PV product manufacturers, we are exposed to risks associated with product liability claims in the event that the use of the PV products we sell results in injury. Since our products are electricity producing devices, it is possible that users could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. We only commenced commercial shipment of our products in September 2002 and, due to limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. Moreover, we only have limited product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. In addition, as the insurance industry in China is still in an early stage of development, business interruption insurance available in China offers limited coverage compared to that offered in many other countries. Although we have obtained business interruption insurance, any business disruption or natural disaster could result in substantial costs and diversion of resources.
Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.
     Dr. Zhengrong Shi, our founder, chief executive officer and chairman of our board of directors, beneficially owned 38.15% of our outstanding share capital as of August 20, 2007. As such, Dr. Shi has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.
If a poll is not demanded at our shareholder meetings, voting will be by show of hands and shares will not be proportionately represented. Shareholder resolutions may be passed without the presence of the majority of our shareholders in person or by proxy.
     Voting at any of our shareholder meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy. If a poll is demanded, each shareholder present in person or by proxy will have one vote for each ordinary share registered in his name. If a poll is not demanded, voting will be by show of hands and each shareholder present in person or by proxy will have one vote regardless of the number of shares registered in his name. In the absence of a poll, shares will therefore not be proportionately represented. In addition, the quorum required for our shareholder meetings consists of shareholders who hold at least one-third of our ordinary shares being present at a meeting in person or by proxy. Therefore, subject to the requisite majorities, shareholder resolutions may be passed at our shareholder meetings without the presence of the majority of our shareholders in person or by proxy.
Risks Related to Doing Business in China
Adverse changes in the political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.
     All of our business operations are conducted in China and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:
•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and
     While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.
     The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our products.
     Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of renewable energy investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.
Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.
     We conduct substantially all of our business through our subsidiary, Suntech China, established in China. Suntech China is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.
We rely on dividends paid by our subsidiaries for our cash needs.
     We conduct significantly all of our operations through our subsidiary, Suntech China, which is a limited liability company established in China. We rely on dividends paid by Suntech China for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Suntech China is also required to set aside at least 10.0% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. In addition, if Suntech China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.
Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.
     The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in approximately 7.2% appreciation of Renminbi against U.S. dollar. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. As a portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future revaluation has and could further increase our costs. In addition, as we rely on dividends paid to us by our operating subsidiaries, any significant revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ADSs in foreign currency terms. For example, to the extent that we need to convert U.S. dollars we received from our initial public offering and our convertible note offering in February 2007 into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.
Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.
     Certain portions of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, our PRC subsidiary, Suntech China, is able to pay dividends in foreign currencies, without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take further measures in the future to restrict access to foreign currencies for current account transactions.
     Foreign exchange transactions by Suntech China under the capital account continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE. In particular, if Suntech China borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance Suntech China by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of Suntech China to obtain foreign exchange through debt or equity financing.
The discontinuation of any preferential tax treatment currently available to us and the increase in the enterprise income tax in the PRC could in each case result in a decrease of our net income and materially and adversely affect our results of operations.
     The basic enterprise income tax rate for foreign-invested enterprises in the PRC is currently 33.0% (30.0% state tax and 3.0% local tax). The PRC government has provided various incentives to foreign-invested enterprises and domestic companies operating in a national level economic and technological development zone, including reduced tax rates and other measures. For example, Suntech China, which is registered and operating in a high-tech zone in Wuxi, has been qualified as a “high or new technology enterprise.” As a result, it is entitled to a preferential enterprise income tax rate of 15.0% so long as it continues to operate in the high-tech zone and maintains its “high or new technology enterprise” status. Suntech China is entitled to a two-year exemption from the enterprise income tax for its first two profitable years of operation, which were 2003 and 2004. Suntech China is thereafter entitled to a preferential enterprise income tax rate of 7.5% for the succeeding three years, which will expire on December 31, 2007. However, we cannot assure you that the current preferential tax treatments and the current level of the enterprise income tax enjoyed by our PRC operating subsidiaries will continue, and any legislative changes to the tax regime could discontinue any preferential tax treatment and increase the enterprise income tax rate applicable to our principal subsidiaries in the PRC.
     Specifically, the PRC Enterprise Income Tax Law, or the EIT Law, was enacted on March 16, 2007. Under the EIT Law, effective on January 1, 2008, China will adopt a uniform tax rate of 25.0% for all enterprises (including foreign-invested enterprises) and revoke the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, the current preferential tax rate of 15.0% applicable to high and new technology enterprises and the current preferential tax treatments for all enterprises (including foreign-invested enterprises) will be grandfathered for a period of five years following the effective date of the EIT Law. The EIT Law applies to all of our PRC operating subsidiaries, including Suntech China, which is currently both a high and new technology enterprise and a foreign-invested enterprise, Suntech Power Co., Ltd. and Sunergy Power Co., Ltd., which are foreign-invested enterprises. Any future increase in the enterprise income tax rate applicable to our PRC operating subsidiaries or other adverse tax treatments, such as the discontinuation of preferential tax treatments, would have a material adverse effect on our results of operations and financial condition.
Dividends payable by us to our foreign investors may become subject to withholding taxes under PRC tax laws.
     Under the EIT Law, dividends payable to foreign investors which are “derived from sources within the PRC” may be subject to income tax at the rate of 20% by way of withholding. Since we are a holding company and substantially all of our income will come from dividends that we receive from our PRC subsidiaries, dividends that we declare from such income may be deemed “derived from sources within the PRC” for purposes of the EIT Law and therefore subject to a 20% withholding tax. While the EIT Law stipulates that such taxes may be exempted or reduced, since no rules or guidance concerning the new tax law have been issued yet, it is unclear under what circumstances, and to what extent, such tax would be exempted or reduced. One example of a limitation on the 20% withholding tax is the way in which, pursuant to a treaty for the avoidance of double taxation, income tax levied by the PRC authorities on U.S. investors may not exceed 10% of the gross amount of the dividends, provided that we are deemed to be a PRC resident enterprise under the new tax law. If we are required under the EIT Law to withhold PRC income tax on our dividends payable to our foreign shareholders and ADSs holders, the value of your investment in our ADSs may be materially and adversely affected.
Gains on the sales of our shares or ADSs may become subject to PRC income taxes.
     Under the EIT Law, our foreign corporate shareholders and corporate ADSs holders may be subject to a 20% income tax upon any gains they realize from the transfer of their shares or ADSs, if such income is regarded as income from “sources within the PRC.” What will constitute “sources within the PRC” and whether or not there will be any exemption or reduction in taxation for our foreign corporate investors, however, are unclear since no rules or guidance concerning the new tax law has been issued yet. If our foreign shareholders and ADSs holders are required to pay PRC income tax on the transfers of their shares or ADSs, the value of your investment in our ADSs may be materially and adversely affected.
We face risks related to health epidemics and other outbreaks of contagious diseases, including avian influenza, or avian flu, and SARS.
     Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. There have been recent reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These outbreaks of contagious diseases, and other adverse public health developments in China, would have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside of China, as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.
Risks Related to the Notes, Our Ordinary Shares and our ADSs
The notes are unsecured, are effectively subordinated to all of our existing and future secured indebtedness and are structurally subordinated to all liabilities of our subsidiaries, including trade payables.
     The notes are unsecured, are effectively subordinated to all of our existing and future secured indebtedness, to the extent of the assets securing such indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables. As of September 30, 2006 and June 30, 2007, our subsidiaries had approximately $253.7 million and $356.7 million, respectively, of indebtedness and other obligations to which the notes would be structurally subordinated. All of our operations are conducted through our subsidiaries. None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes. Our right to receive assets from any of our subsidiaries upon its liquidation or reorganization, and the right of holders of the notes to participate in those assets, is structurally subordinated to claims of that subsidiary’s creditors, including trade creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make payments on the notes.
We have made only limited covenants in the indenture for the notes, and these limited covenants may not protect your investment.
     The indenture for the notes does not:
•	require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, does not protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our subsidiaries’ ability to incur indebtedness which would effectively rank senior to the notes;

•	limit our ability to incur secured indebtedness or indebtedness that is equal in right of payment to the notes;

•	restrict our subsidiaries’ ability to issue securities that would be senior to the ordinary shares of our subsidiaries held by us;

•	restrict our ability to repurchase our securities;

•	restrict our ability to pledge our assets or those of our subsidiaries; or

•	restrict our ability to make investments or to pay dividends or make other payments in respect of our ordinary shares, including ADSs or other securities ranking junior to the notes.
     Furthermore, the indenture for the notes contains only limited protections in the event of a change in control. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, which could substantially affect our capital structure and the value of the notes, our ordinary shares and our ADSs but may not constitute a “fundamental change” that permits holders to require us to repurchase their notes. For these reasons, you should not consider the covenants in the indenture or the repurchase features of the notes as a significant factor in evaluating whether to invest in the notes.
Our right to elect full or partial cash settlement in lieu of delivering ADSs in satisfaction of our obligation upon conversion of the notes may have adverse consequences.
     Our right to elect full or partial cash settlement in lieu of delivering ADSs in satisfaction of our obligation upon conversion of the notes as described under “Description of the Notes — Conversion Rights — Settlement upon Conversion,” may:
•	result in holders receiving no ADSs upon conversion or fewer ADSs relative to the conversion value of the notes;

•	delay holders’ receipt of the proceeds upon conversion; and

•	subject holders to market risk before receiving any ADSs upon conversion.
     If the notes become convertible and are converted, and if we elect full or partial cash settlement, holders will receive upon conversion, cash or a combination of cash and ADSs based on several determinants including the average daily VWAP of our ADSs during the “cash settlement averaging period,” which, other than in some instances, generally means the 20 consecutive VWAP trading days that begins on, and includes, the second VWAP trading day after the conversion date, which is the day the notes are duly surrendered for conversion.
     If we elect full or partial cash settlement upon conversion, settlement of our conversion obligation will generally occur on the fifth scheduled trading day following the final VWAP trading day of the related cash settlement averaging period, which will be at least 27 business days after the conversion date holders tender their notes for conversion. In addition, because the consideration due upon conversion is based in part on the trading prices of our ADSs during the cash settlement averaging period, any decrease in the price of our ADSs after you tender your notes for conversion may significantly decrease the value of the consideration you receive.
The increase in the conversion rate applicable to notes that holders convert in connection with a make-whole fundamental change may not adequately compensate you for the lost option time value of your notes that result from that fundamental change.
     If a make-whole fundamental change occurs, we will under certain circumstances increase the conversion rate applicable to holders who convert their notes within a specified time frame. The amount of the increase in the conversion rate depends on the date when the make-whole fundamental change becomes effective and the applicable price described in this prospectus. See “Description of the Notes — Conversion Rights — Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change.” Although the increase in the conversion rate is designed to compensate you for the lost option time value of your notes as a result of the make-whole fundamental change, the increase in the conversion rate is only an approximation of the lost value and may not adequately compensate you for the loss. In addition, you will not be entitled to an increased conversion rate if the applicable price is greater than $100.00 per ADSs or less than $37.51 per ADS (in each case, subject to adjustment).
     Moreover, a holder may not receive the additional consideration payable as a result of the increase in the conversion rate until the third business day after the effective date of the make-whole fundamental change, or even later, which could be a significant period of time after the date the holder has surrendered its notes for conversion. Our obligation to increase the conversion rate as described above also could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies.
We may not have the ability to raise the funds to pay interest on the notes or to purchase the notes on the purchase dates or upon a fundamental change.
     The notes bear interest semi-annually at a rate of 0.25%, and we in certain circumstances are obligated to pay additional interest. On February 15, 2010, holders may require us to purchase, for cash, all or a portion of their notes, at 100% of their principal amount, plus any accrued and unpaid interest to, but excluding, that date. If a fundamental change occurs, holders of the notes may require us to repurchase, for cash, all or a portion of their notes. We may not have sufficient funds for any required repurchase of the notes or required payment of principal return or interest, and we may have to refinance our credit facilities in order to make payments under the notes. In addition, the terms of any borrowing agreements which we may enter into from time to time may require early repayment of borrowings under circumstances similar to those constituting a fundamental change. These agreements may also make our repurchase of notes an event of default under such agreements. If we fail to pay interest on the notes or repurchase the notes when required, we will be in default under the indenture governing the notes. See “Description of the Notes — Interest Payments,” “Description of the Notes — Purchase of Notes By Us at the Option of the Holder” and “Description of the Notes — Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change.”

You may not be able to convert your notes except during limited periods, and the value of the notes could be less than the value of the ADSs into which your notes could otherwise be converted.
     Except during the limited periods described under “Description of the Notes,” your notes are convertible into, at our election, cash, our ADSs or a combination thereof only if specified conditions are met. These conditions may not be met. If these conditions for conversion are not met, you will not be able to convert your notes and you may not be able to receive (whether in the form of ADSs or cash) the value of the ADSs into which the notes would otherwise be convertible. In addition, for these and other reasons, the trading price of the notes could be substantially less than the conversion value of the notes.
Volatility of the market price of our ADSs may depress the trading price of the notes.
     The market price of our ADSs experienced, and may continue to experience, significant volatility. Since December 14, 2005, the trading price of our ADSs on the New York Stock Exchange has ranged from a low of $19.00 per ADSs to a high of $45.95 per ADS. Because the notes are potentially convertible into ADSs in certain circumstances, volatility in the price of our ADSs may depress the trading price of the notes. The risk of volatility and depressed prices of our ADSs also applies to holders who receive ADSs upon conversion of their notes.
     Numerous factors, including many over which we have no control, may have a significant impact on the market price of our ADSs, including, among other things:
•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results, which may be affected by the performance of MSK;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other PV technology companies;

•	addition or departure of our executive officers and key research personnel; and

•	sales or perceived sales of additional ordinary shares or ADSs.
     In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. These factors, among others, could significantly depress the trading price of the notes and the price of our ADSs issued upon conversion of the notes.
Future issuances of ordinary shares or ADSs may depress the trading price of our ADSs and the notes.
     Any issuance of equity securities after this offering, including the issuance of ADSs upon conversion of the notes, could dilute the interests of our existing shareholders, including holders who have received ADSs upon conversion of their notes, and could substantially decrease the trading price of our ADSs and the notes. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.

Because your right to require repurchase of the notes is limited, the market price of the notes may decline if we enter into a transaction that is not a fundamental change under the Indenture.
     The term “fundamental change” is limited and may not include every event that might cause the market price of the notes to decline or result in a decrease in creditworthiness of the notes. The term “fundamental change” does not apply to certain transactions in which at least 90% of the consideration paid for our ordinary shares in a merger or similar transaction is publicly traded ordinary shares, shares or ADSs. Our obligation to repurchase the notes upon a fundamental change may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See “Description of the Notes — Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change.”
If you hold notes, you are not entitled to any rights with respect to our ADSs, but you are subject to all changes made with respect to our ADSs.
     If you hold notes, you are not entitled to any rights with respect to our ADSs (including, without limitation, voting rights and rights to receive any dividends or other distributions on our ADSs), but you are subject to all changes affecting the ADSs. You will only be entitled to rights on the ADSs if and when we deliver ADSs to you in exchange for your notes. For example, in the event that an amendment is proposed to our certificate of incorporation or articles of association requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of the ADSs, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any resulting changes in the powers, preferences or special rights that affect our ADSs.
If an active and liquid trading market for the notes does not develop, the market price of the notes may decline and you may be unable to sell your notes.
     The notes are a new issue of securities for which there is currently no public market, and no active trading market might ever develop. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price, and volatility in the price, of our ADSs, our performance and other factors. In addition, we do not know whether an active trading market will develop for the notes. To the extent that an active trading market does not develop, the liquidity and trading prices for the notes may be harmed.
     We have no plans to list the notes on a securities exchange; however, the notes will be eligible for The Portal Market at the time of issuance thereof. We have been advised by the initial purchasers that they presently intend to make a market in the notes. However, the initial purchasers are not obligated to do so. Any market-making activity, if initiated, may be discontinued at any time, for any reason or for no reason, without notice. If the initial purchasers cease to act as the market makers for the notes, we cannot assure you another firm or person will make a market in the notes.
     The liquidity of any market for the notes will depend upon the number of holders of the notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. An active or liquid trading market for the notes may not develop, and you may be unable to resell your notes or may only be able to sell them at a substantial discount.
Provisions of the notes could discourage an acquisition of us by a third party.
     Certain provisions of the notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of $1,000. We may also be required to issue additional ADSs upon conversion in the event of certain fundamental changes.

If we issue a cash dividend on our ordinary shares, U.S. investors may be deemed to have received a taxable dividend without the receipt of any cash.
     If we issue any cash dividend on our ordinary shares in the future, the conversion rate will be adjusted and U.S. investors may be deemed to have received a taxable dividend subject to United States federal income tax without the receipt of any cash. See “Taxation — Certain United States Federal Income Tax Consequences — Notes — Constructive Distributions.”
It is possible that non-corporate U.S. investors holding our ADSs will be ineligible for the favorable United States federal income tax treatment that applies to dividend income received from certain corporations.
     It is intended that a holder of ADSs be treated as the holder of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Under such characterization, dividend income on the ordinary shares would pass through to holders and deposits or withdrawals of ordinary shares for ADSs should not be subject to United States federal income tax. However, the Deposit Agreement permits the Depository to take actions with respect to the ordinary shares and ADSs that may be deemed inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. investors, and no assurance can be given that the Internal Revenue Service will not challenge the treatment described above. Accordingly, holders should consult their own tax advisors concerning the effect of owning ADSs.
Our articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.
     Our second amended and restated articles of association limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.
Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.
     Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under our second amended and restated articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the ADSs issuable upon the conversion of the notes. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ADSs you receive upon the conversion of the notes are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.
     Regardless whether the ADSs you receive are restricted ADSs or not, the ADSs you receive upon the conversion of the notes are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.
ADS holders’ right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.
     We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to our ADS holders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in their holdings.
     In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.
We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.
     Our corporate affairs are governed by our second amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.
     As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.
     We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state. See “Enforceability of Civil Liabilities.
We may become a passive foreign investment company, or PFIC, which could result in adverse U.S. tax consequences to U.S. investors.
     Based upon the past composition of our income and valuation of our assets, including goodwill, we believe we were not a PFIC for our taxable year ended December 31, 2006, and we do not expect to be a PFIC for our current taxable year for U.S. federal income tax purposes. We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, in reaching the conclusion that we believe we are not a PFIC, we have valued our assets based on the market price per share of the ADSs, which is likely to fluctuate. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. Thus, there can be no assurance that we will not be considered a PFIC for our current taxable year or any future taxable year.
     If we were a PFIC, such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, if we are or become a PFIC, our U.S. investors will become subject to increased tax liabilities under U.S. federal income tax laws and regulations, and will become subject to burdensome reporting requirements. Moreover, non-corporate U.S. investors will not be eligible for reduced rates of taxation on any deemed or actual dividends received from us in taxable years beginning before January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. For more information on PFICs, see “Taxation—Certain United States Federal Income Tax Consequences—Passive Foreign Investment Company.”

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
     This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements.
     In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:
•	our expectations regarding the worldwide demand for electricity and the market for solar energy;

•	our beliefs regarding the effects of environmental regulation, lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar energy;

•	our beliefs regarding the acceleration of adoption of solar technologies;

•	our expectations with respect to advancements in our technologies;

•	our beliefs regarding the competitiveness of our PV products;

•	our expectations regarding the scaling of our manufacturing capacity;

•	our expectations with respect to increased revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our expectations with respect to our ability to secure raw materials in the future;

•	our expectations with respect to our ability to integrate MSK into our operations and realize business and operational synergies and efficiencies or other benefits that we expect from the acquisition;

•	our expectations regarding our ability to establish and maintain effective internal controls for MSK;

•	our expectations regarding our ability to successfully develop our BIPV business by leveraging MSK’s expertise in this field;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of PV products and conventional energy suppliers.
     The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents incorporated by reference into this prospectus completely and with the understanding that our actual future results may be materially different from what we expect.

USE OF PROCEEDS
     All sales of the notes or ADSs issuable upon conversion of the notes, including our ordinary shares represented by the ADSs, will be by or for the account of the selling securityholders listed in “Selling Securityholders.” We will not receive any proceeds from the sale by any selling securityholder of the notes or the ADSs issuable upon conversion of the notes, including the ordinary shares represented by the ADSs. The selling securityholders will not cover any of the expenses that are incurred by us in connection with the registration of the notes or ordinary shares underlying the ADSs issuable upon conversion of the notes, but the selling securityholders will pay any commissions, discounts and other compensation to any broker-dealers through whom any such selling securityholder sells any of the notes or the ADSs issuable upon conversion of the notes, including the ordinary shares represented by the ADSs.
     We will not receive any proceeds from sale by the warrant holder of the ordinary shares represented by the ADSs issued.

RATIO OF EARNINGS TO FIXED CHARGES
     The following table sets forth our ratio of earnings to fixed changes on a historical basis for the period indicated. The ratios are calculated by dividing earnings by fixed charges. The ratio of earnings to fixed charge is computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before adjustment for minority interests, plus fixed charges. Fix charges consist of interest expenses, whether expenses or capitalized.

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007	2007 (Pro Forma)
Ratios of earnings to fixed charges	(9.3)	3.8	19.5	5.3	18.6	25.30	7.8	9.5
(1) In 2002, the deficiency was approximately $0.9 million.

PRICE RANGE OF OUR AMERICAN DEPOSITARY SHARES
     For the period from December 14, 2005 to August 20, 2007, the trading price of our ADSs on the New York Stock Exchange ranged from $19.00 to $45.95 per ADS.
     Set forth below, for the applicable periods indicated, are the high and low sales prices per ADS as reported by the New York Stock Exchange.

	High	Low
2005 (from December 14)	$28.30	$19.00
2006	45.95	21.40
Quarterly Highs and Lows
First Quarter 2006	45.95	25.50
Second Quarter 2006	41.50	21.40
Third Quarter 2006	32.71	21.57
Fourth Quarter 2006	34.95	23.15
Monthly Highs and Lows
2007
February 2007	38.24	31.61
March 2007	39.71	32.45
April 2007	39.19	33.93
May 2007	39.58	32.80
June 2007	37.05	31.41
July 2007	44.94	36.53
August 2007(through August 20)	44.13	31.76
     On August 20, 2007, the last reported closing sale price of our ADSs on the New York Stock Exchange was $34.88 per ADS.

DIVIDEND POLICY
     We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.
     Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION
     You should read this table in conjunction with our consolidated financial statements and the related notes included in our Annual Report on Form 20-F for the year ended December 31, 2006, which are incorporated by reference herein, as well as our audited consolidated financial statements for the six months ended June 30, 2007, included elsewhere in this prospectus.
     The following table sets forth our capitalization as of June 30, 2007.

As of June 30,
2007
Actual
(In thousands)
Long-term bank debt:
Long-term borrowings	$28,686
0.25% convertible senior notes due 2012 exchanged hereby	500,000
Shareholders’ equity:
Ordinary shares, $0.01 par value, 500,000,000 shares authorized and 152,093,476 shares issued and outstanding	1,521
Additional paid-in capital	511,321
Retained earnings	220,197
Accumulated other comprehensive income	6,678
Total shareholders’ equity	739,717
Total capitalization	$1,268,403

EXCHANGE RATE INFORMATION
     Our business is primarily conducted in China, our functional currency is Renminbi and a portion of our revenues are denominated in Renminbi. We record transactions denominated in other currencies at the rates of exchange prevailing when the transaction occur. We translate monetary assets and liabilities denominated in other currencies into Renminbi at rates of exchange in effect at the balance sheet dates and record exchange gains and losses in our statements of operations. We have chosen the U.S. dollar as our reporting currency. Accordingly we translate assets and liabilities using exchange rates in effect at each period end and we use average exchange rates for the statement of operations. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On August 20, 2007, the noon buying rate was RMB7.5850 to $1.00.
     The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per $1.00)
2002	8.2800	8.2770	8.2800	8.2669
2003	8.2767	8.2772	8.2800	8.2765
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007
February	7.7410	7.7502	7.7632	7.7410
March	7.7232	7.7369	7.7454	7.7233
April	7.7090	7.7247	7.7345	7.7090
May	7.6516	7.6700	7.7065	7.6463
June	7.6120	7.6333	7.6680	7.6120
July	7.5720	7.5757	7.5580	7.6055
August (through August 20)	7.5850	7.5782	7.5608	7.6181

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.
     For your convenience, Japanese Yen amounts used in this prospectus have been translated into U.S. dollar amounts based on the noon buying rate in The City of New York on June 29, 2007, as certified for custom purpose by the Federal Reserve Bank of New York.

ENFORCEABILITY OF CIVIL LIABILITIES
     We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:
•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.
     However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:
•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors; and

•	Cayman Islands companies do not have standing to sue before the federal courts of the United States.
     Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.
     Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.
     We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.
     Maples & Calder, our counsel as to Cayman Islands law, and Grandall Legal Group (Shanghai), our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and the PRC, respectively, would:
•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.
     Maples & Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

     Grandall Legal Group (Shanghai) has advised us further that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions.

DESCRIPTION OF THE NOTES
     We have issued the notes under an indenture dated as of February 12, 2007 between us and Wilmington Trust Company, as trustee. We have also entered into a registration rights agreement dated as of February 12, 2007 pursuant to which we have agreed to, for the benefit of the holders of notes, file a shelf registration statement with the SEC covering resale of notes, as well as our ordinary shares represented by the ADSs, if any, issuable upon conversion of notes. The terms of the notes include those expressly set forth in the indenture, the notes and the registration rights agreement and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended.
     The following summary of the terms of the notes, the indenture and the registration rights agreement does not purport to be complete and is subject, and qualified in its entirety by reference, to the detailed provisions of the notes, the indenture and the registration rights agreement. We will provide copies of the indenture and the registration rights agreement to you upon request, and they are also available for inspection at the office of the trustee. Those documents, and not this description, define your legal rights as a holder of the notes.
     For purposes of this summary, the terms “Suntech,” “we,” “us” and “our” refer only to Suntech Power Holdings Co., Ltd. and not to any of its subsidiaries, unless we specify otherwise. Unless the context requires otherwise, the term “interest” includes “additional interest.”
General
     The notes:
•	are limited to $500 million aggregate principal amount;

•	bear interest at a rate of 0.25% per annum from and including the issuance date, payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2007, to holders of record at the close of business on the preceding February 1 and August 1, respectively, except as described below;

•	bear additional interest if we fail to comply with the obligations we describe under “— Registration Rights, Additional Interest;”

•	will be issued in denominations of integral multiples of $1,000 principal amount, without coupons;

•	are our unsecured indebtedness and are equal in right of payment to our other senior unsecured indebtedness as described under “— Ranking;”

•	are convertible into our ADSs based on an initial conversion rate of 20.5074 ADSs per $1,000 principal amount of notes (which represents an initial conversion price of approximately $48.76 per ADS) under the conditions and subject to the adjustments described under “— Conversion Rights,” except that in lieu of delivering our ADSs upon the conversion of a note, we may elect to deliver cash or a combination of cash and our ADSs as described under “— Conversion Rights — Settlement Upon Conversion;”

•	are redeemable, in whole or in part, by us at any time after February 15, 2010, if the closing sale price of our ADSs for at least 20 trading days in the 30 consecutive trading day period ending on the date one trading day prior to any day we give a notice of redemption is greater than 130% of the applicable conversion price on the date of such notice, at a redemption price in cash equal to 100% of the principal amount of the notes we redeem, plus accrued and unpaid interest to, but excluding, the redemption date as described “— Redemption of Notes At Our Option;”

•	are subject to purchase by us at the option of the holder on February 15, 2010, at a purchase price in cash equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to, but excluding, the applicable purchase date as described under “— Purchase of Notes By Us at the Option of the Holder;”
•	are subject to repurchase by us at the option of the holder upon a fundamental change, as described under “— Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change,” at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the fundamental change repurchase date; and

•	mature on February 15, 2012, unless previously redeemed, repurchased or purchased by us or converted
     We may also from time to time repurchase the notes in tender offers, open market purchases or negotiated transactions without prior notice to holders.
     We will initially issue the notes as global securities in book-entry form. All cash payments on the notes will be made in U.S. dollars. We will make payments in respect of notes represented by global securities by wire transfer of immediately available funds to DTC or its nominee as registered owner of the global securities. We will make payments in respect of notes that are issued in certificated form by wire transfer of immediately available funds to the accounts specified by each holder of more than $5.0 million aggregate principal amount of notes. However, if a holder of a certificated note does not specify an account, or holds $5.0 million or less in aggregate principal amount of notes, then we will mail a check to that holder’s registered address.
     The trustee’s main role is to enforce your rights against us if there is a default under the indenture. We describe some of the limitations on the extent to which the trustee acts on your behalf under “— Events Of Default” below. You may convert notes at the office of the conversion agent, present notes for registration of transfer at the office of the registrar for the notes and present notes for payment at maturity at the office of the paying agent. We have appointed the trustee to act as the initial conversion agent, registrar, bid solicitation agent and paying agent. The trustee has also agreed to perform administrative duties for us, such arranging for interest payments and mailing notices under the indenture.
     We will not provide a sinking fund for the notes. The indenture does not contain any financial covenants and will not limit our ability to incur additional indebtedness, including senior or secured indebtedness, pay dividends or repurchase our securities. In addition, the indenture does not provide any protection to holders of notes in the event of a highly leveraged transaction or a change in control, except as, and only to the limited extent, described under “— Conversion Rights — Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change”, “— Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change” and “— Consolidation, Merger and Sale of Assets”.
     If any payment date with respect to the notes falls on a day that is not a business day, we will make the payment on the next business day. The payment made on the next business day will be treated as though it had been made on the original payment date, and no interest will accrue on the payment for the additional period of time.
     “Business day” means any weekday that is not a day on which banking institutions in the City of New York are authorized or obligated to close.
Interest Payments
     The notes will bear interest at a rate of 0.25% per annum from and including the issuance date or from and including the last date in respect of which interest has been paid or provided for, as the case may be, to, but excluding, the next interest payment date or its maturity date, as the case may be. Interest will be payable semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2007. Except as described below, we will pay interest that is due on an interest payment date to holders of record at the close of business on the preceding February 1 and August 1, respectively. Interest on the notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.

     If a holder surrenders a note for conversion after the close of business on the record date for the payment of an installment of interest and before the related interest payment date, then, despite the conversion, we will, on the interest payment date, pay the interest due with respect to the note to the person who was the record holder of the note at the close of business on that record date. However, unless we have called the note for redemption, or unless the conversion date occurs after February 1, 2012, the holder who surrenders the note for conversion must pay to the conversion agent upon surrender of the note an amount in cash equal to the interest payable on such interest payment date on the portion of the note being converted. However, a holder that surrenders a note for conversion need not pay any overdue interest that has accrued on the note.
     If we redeem a note, or if a holder surrenders a note for purchase at the option of the holder or for repurchase upon a fundamental change as described under “— Purchase of Notes By Us at the Option of the Holder” and “— Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change,” we will pay accrued and unpaid interest, if any, to the holder that surrenders the note for redemption, purchase or repurchase, as the case may be. However, if we redeem a note on a redemption date that is an interest payment date, we will pay the accrued and unpaid interest due on that interest payment date instead to the record holder of the note at the close of business on the record date for that interest payment.
     For a description of when and to whom we must pay additional interest, if any, see “— Registration Rights, Additional Interest.”
Conversion Rights
     If the conditions for conversion of the notes described below, including those described under “— Conversion Procedures” and “— Conditions For Conversion”, are satisfied, holders of notes may, subject to prior maturity, redemption, repurchase or purchase, convert their notes in integral multiples of $1,000 principal amount based on an initial conversion rate of 20.5074 ADSs per $1,000 principal amount, subject to adjustment as described below. This rate results in an initial conversion price of approximately $48.76 per ADS. We will not issue fractional ADSs and instead will pay a cash adjustment for any fractional ADS based on, in the event of settlement entirely in ADSs, the closing sale price of our ADSs on the day we are required to notify you of our chosen method of settlement upon conversion and, in the event of settlement wholly or partially in cash, the daily VWAP of our ADSs on the final VWAP trading day of the related “cash settlement averaging period” (as defined in the indenture). Except as described below, we will not make any payment or other adjustment on conversion with respect to any accrued interest on the notes.
     If the number of our ordinary shares represented by the ADSs is changed, we will make appropriate adjustment to the conversion rate such that the number of our ordinary shares represented by the ADSs into which the notes are convertible remains the same.
     On conversion, the holders of notes will, to the extent they receive any ADSs upon conversion, also receive (to the same extent as other holders of our ADSs) any issuance or distribution of preferred shares, or any other securities or rights, made to our ordinary shareholders by our board of directors or us pursuant to the anti-takeover provisions in our articles of association, whether or not such securities or rights were issued or distributed prior to conversion.
     In certain circumstances, a holder must, upon conversion, pay interest if the conversion occurs between a record date and an interest payment date. See “— Interest Payments” above.
     The conversion right with respect to any notes we have called for redemption will expire at the close of business on the third business day preceding the redemption date, unless we default in the payment of the redemption price. A note for which a holder has delivered a purchase notice or a fundamental change repurchase notice, as described below, requiring us to purchase the note may be surrendered for conversion only if the holder withdraws the notice in accordance with the indenture, unless we default in the payment of the purchase price or fundamental change repurchase price.

     In accordance with the deposit agreement, dated as of December 13, 2005, by and among Suntech, The Bank of New York, as depositary, and the owners and beneficial owners of our ADSs, we will undertake to deliver to the custodian thereunder, such ordinary shares required for the issuance of the ADSs by the depositary upon conversion of the notes, plus written delivery instructions (if requested by the depositary or the custodian) for such ADSs and any other information or documentation required by the depositary or the custodian in connection with each deposit of ordinary shares and issuance and delivery of ADSs. The delivery of ADSs by the depositary to holders upon conversion of their notes or their designated transferees will be governed by the terms of the deposit agreement.
Conversion Procedures
     To convert a certificated note, the holder must complete the conversion notice on the back of the note and deliver it, together with the note and any required interest payment, to the office of the conversion agent for the notes, which will initially be the office of the trustee. In addition, the holder must pay the applicable fees of the depositary for the issuance of such ADSs as described in the deposit agreement and any tax or duty payable as a result of any transfer involving the issuance or delivery of ADSs in a name other than that of the registered holder of the note. The note will be deemed to be converted on the date on which the holder has satisfied all of these requirements. We refer to this date as the “conversion date.” To convert interests in a global note, the holder must comply with DTC’s then applicable conversion program procedures.
     A holder that has delivered a purchase notice or repurchase notice with respect to a note, as described below, may convert that note only if the holder withdraws the notice in accordance with the indenture. See “— Purchase of Notes By Us at the Option of the Holder” and “— Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change.”
     We will deliver, through the conversion agent, the cash, ADSs or combination thereof due upon conversion of a note as soon as practicable but, in the event of settlement entirely in ADSs, no later than the fifth scheduled trading day following the day we are required to notify you of our chosen method of settlement upon conversion and, in the event of settlement wholly or partially in cash, no later than the fifth scheduled trading day following the final VWAP trading day of the related cash settlement averaging period. However, if a holder surrenders a note for conversion in connection with a “make-whole fundamental change” under circumstances where we must increase the conversion rate applicable to that note, then we will deliver, through the conversion agent, the consideration that is payable on account of the increase in the conversion rate as soon as practicable, but in no event after the later of:
•	the delivery date described in the first sentence of this paragraph; and

•	the third business day after the effective date of the make-whole fundamental change.
     See “— Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change.”
     For a discussion of certain tax considerations applicable to a holder that converts notes, see “Taxation — Certain United States Federal Income Tax Consequences.”
     We expect any newly issued ADSs to be accepted into the book-entry system maintained by DTC, and no person receiving ADSs shall receive or be entitled to receive physical delivery of ADSs, except in the limited circumstances set forth in the deposit agreement.
     We will agree to take all such actions and obtain all such approvals and registrations with respect to the conversion of the notes into ADSs and the issuance, and deposit into the ADS facility, of the ordinary shares represented by such ADSs. We will also undertake to maintain, as long as the notes are outstanding, the effectiveness of a registration statement on Form F-6 relating to our ADSs and an adequate number of ADSs available for issuance thereunder such that unrestricted ADSs can be delivered in accordance with the terms of the indenture, the notes and the deposit agreement upon conversion of the notes immediately following the earlier of:

•	the effective date of the shelf registration statement described in “— Registration Rights, Additional Interest;” and

•	the second anniversary of the first date on which we issue notes to the initial purchasers.
Settlement Upon Conversion
     In lieu of delivery of ADSs in satisfaction of our obligation upon conversion of the notes, we may elect to deliver cash or a combination of cash and ADSs.
     We will give notice, which shall be irrevocable, to holders through the trustee of the method we choose to satisfy our obligation upon conversion no later than the second scheduled trading day immediately after the related conversion date, provided that if the related conversion date occurs during the period beginning on (and including) the 27th scheduled trading day preceding the maturity date of such note, such notice of our election shall be given to holders no later than the 28th scheduled trading day prior to such maturity.
     We may, in lieu of sending individual notices of our election, send one notice to all holders of the method we choose to satisfy our conversion obligation for:
•	all conversions of notes that have been selected for redemption; and

•	all conversions that occur on or after the 27th scheduled trading day preceding February 15, 2012;
     provided that such notice shall be irrevocable and shall apply to all holders converting within such period before redemption or maturity, as the case may be.
     If we do not give any notice within the applicable time period as to how we intend to settle, we shall satisfy our conversion obligation only in ADSs and cash in lieu of fractional ADSs. If we choose to satisfy any portion of our conversion obligation in cash, we will specify the amount to be satisfied in cash as a percentage of the conversion obligation or a fixed dollar amount. We will treat all holders converting on the same day in the same manner. We will not, however, have any obligation to settle our conversion obligations on different days in the same manner. That is, we may choose on one day to settle in ADSs only and choose on another day to settle in cash or a combination of cash and ADSs.
     Settlement of our conversion obligation that we have not elected to satisfy partially or entirely in cash will be made in ADSs as soon as practicable, but in no event later than the fifth scheduled trading day, after the day we are required to notify you of our chosen method of settlement.
     Settlement of our conversion obligation that we have elected to satisfy partially or entirely in cash will occur on the fifth scheduled trading day following the final VWAP trading day of the related cash settlement averaging period.
     If we elect to satisfy the entire conversion obligation with ADSs, we will deliver to you a number of our ADSs equal to (i) the aggregate principal amount of notes to be converted divided by $1,000, multiplied by (ii) the applicable conversion rate. In addition, we will pay cash for all fractional ADSs (calculated on an aggregate basis for the notes surrendered for conversion) based on the closing sale price of our ADSs on the day we are required to notify you of our chosen method of settlement.
     If we elect to satisfy the entire conversion obligation in cash, we will deliver to you cash in an amount equal to the product of:
•	a number equal to (1) the aggregate principal amount of notes to be converted divided by $1,000 multiplied by (2) the conversion rate, and

•	the average daily VWAP of our ADSs during the cash settlement averaging period.

     If we elect to satisfy a percentage or fixed amount (but not all) of our conversion obligation per $1,000 principal amount of notes in cash, we will deliver to you:
•	a dollar amount (in each case, the “cash amount”) representing the percentage that we elect of the “conversion amount” or such fixed amount per $1,000 principal amount of note(provided that if such fixed amount exceeds the conversion amount, we will deliver the conversion amount in cash in lieu of such fixed amount); and

•	a number of ADSs per $1,000 principal amount of notes equal to the sum, for each VWAP trading day of the cash settlement averaging period, of the greater of:

•	zero, and

•	a number of ADSs determined by the following formula:
(daily VWAP of our ADSs on such VWAP trading day × the conversion rate) - the cash amount daily VWAP of our ADSs on such VWAP trading day × 20
     In these cases, we will pay cash for fractional ADSs (calculated on an aggregate basis for the notes you have surrendered for conversion) based on the daily VWAP of our ADSs on the last VWAP trading day of the cash settlement averaging period.
     The “cash settlement averaging period” means:
•	with respect to any conversion of a note occurring during the period beginning on (and including) the 27th scheduled trading day prior to the maturity date of such note, the 20 consecutive VWAP-trading day period beginning on (and including) the 24th scheduled trading day prior to such maturity; and

•	in all other instances, the 20 consecutive VWAP trading day period beginning on (and including) the second VWAP trading day after the conversion date.
     The “conversion amount” means the average of the products for each VWAP trading day of the cash settlement averaging period of (i) the conversion rate for such day multiplied by (ii) the daily VWAP of our ADSs on such day multiplied by (iii) the aggregate principal amount of notes to be converted divided by $1,000.
     The “daily VWAP” for our ADSs means, for each of the 20 consecutive VWAP trading days during each cash settlement averaging period, the per ADS volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page STP.N <equity > AQR (or any equivalent successor page if such page is not available) in respect of the period from the scheduled open of trading on the principal trading market for our ADSs to the scheduled close of trading on such market on such VWAP trading day, or if such volume-weighted average price is unavailable, the market value of one ADS on such VWAP trading day as our board of directors determines in good faith using a volume-weighted method.
     A “VWAP trading day” means a day during which (i) trading in our ADSs generally occurs on the principal U.S. national securities exchange on which our ADSs are listed and (ii) there is no VWAP market disruption event. If our ADSs are not so listed, then “VWAP trading day” means a business day.
     A “VWAP market disruption event” means (i) a failure by the principal U.S. national securities exchange or market on which our ADSs are listed to open for trading during its regular trading session or (ii) the occurrence or existence prior to 1:00 p.m. on any scheduled trading day for our ADSs for an aggregate one half-hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our ADSs or in any options contracts or futures contracts relating to our ADSs.

Conditions For Conversion
     The notes will become convertible only in certain circumstances, which we describe below. If the notes become convertible, we will provide written notice to each registered holder, at its address appearing in the notes register, and we will publicly announce, through a reputable national newswire service in the United States, and publish on our website, that the notes have become convertible, stating, among other things:
•	the event causing the notes to become convertible;

•	the time during which the notes will be convertible as a result of that event;

•	if that event is a transaction described under “— Conversion Upon the Occurrence of Certain Corporate Transactions,” the anticipated effective date of the transaction; and

•	the procedures that holders must follow to convert their notes and the name and address of the conversion agent.
     We will mail the notice, and make the public announcement and publication, as soon as practicable, but in no event later than the open of business on the first business day following the date the notes become convertible as a result of the event.
     Holders may surrender their notes for conversion prior to maturity or earlier redemption, repurchase or purchase only in the following circumstances:
Conversion Based on Price Of our ADSs
     Prior to maturity, or earlier redemption, repurchase or purchase, holders may surrender their notes for conversion during any calendar quarter after the calendar quarter ending March 31, 2007 if the “closing sale price” (as defined in the indenture) of our ADSs for each of 20 or more “trading days” (as defined in the indenture) in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price of the notes in effect on the last trading day of the immediately preceding calendar quarter.
     Our board of directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the “ex date” (as defined in the indenture) of the event occurs, during that 30 consecutive trading day period.
     The “closing sale price” of our ADSs on any trading day generally means the closing sale price of our ADSs (or, if no closing sale price is reported, the average of the bid and ask prices per ADS or, if more than one in either case, the average of the average bid and the average ask prices per ADS) on such trading day on the New York Stock Exchange or other principal U.S. national securities exchange on which our ADSs are listed or, if our ADSs are not listed on a U.S. national securities exchange, as otherwise provided in the indenture.
     “Trading day” generally means any day during which:
•	trading in our ADSs generally occurs;

•	there is no “market disruption event” (as defined in the indenture); and

•	a closing sale price for our ADSs is provided on the New York Stock Exchange or, if our ADSs are not then listed on the New York Stock Exchange, on such other principal U.S. national securities exchange on which our ADSs are then listed.

     “Market disruption event” generally means the occurrence or existence during the one-half hour period ending on the scheduled close of trading on any trading day for our ADSs of any material suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our ADSs or in any options, contracts or future contracts relating solely to our ADSs.
Conversion Upon Satisfaction of the Trading Price Condition
     Prior to maturity or earlier redemption, repurchase or purchase, holders may surrender their notes for conversion during the five consecutive business days immediately after any five consecutive trading day period (we refer to this five consecutive trading day period as the “note measurement period”) if the average trading price per $1,000 principal amount of the notes, as determined following a request by a holder of notes in accordance with the procedures described below, was equal to or less than 97% of the average conversion value of the notes during the note measurement period.
     We refer to this condition as the “trading price condition.”
     For purposes of the trading price condition, the “conversion value” per $1,000 principal amount of notes on a trading day is the product of the closing sale price per ADS of our ADSs and the applicable conversion rate of the notes in effect on that trading day.
     Except as described below, the “trading price” of the notes on any day means the average secondary market bid quotations obtained by the bid solicitation agent for $5,000,000 principal amount of the notes at approximately 4:00 p.m., New York City time, on such day from three independent nationally recognized securities dealers we select, which may include any or all of the initial purchasers or their affiliates. However, if the bid solicitation agent can reasonably obtain only two such bids, then the average of the two bids will instead be used, and if the bid solicitation agent can reasonably obtain only one such bid, then that one bid will be used. Even still, if on a given day:
•	the bid solicitation agent cannot reasonably obtain at least one bid for $5,000,000 principal amount of the notes from an independent nationally recognized securities dealer; or

•	in the reasonable, good faith judgment of our board of directors, the bid quotation or quotations that the bid solicitation agent has obtained are not indicative of the secondary market value of the notes, then the trading price per $1,000 principal amount of the notes will be deemed to be equal to 97% of the product of the closing sale price of our ADSs on that day and the conversion rate in effect on that day.
     The bid solicitation agent will have no obligation to determine the trading price of the notes unless we have requested it to do so, and we will have no obligation to make such request unless a holder provides us with reasonable evidence that the trading price per $1,000 principal amount of the notes would be equal to or less than 97% of the conversion value of the notes. At such time, we will instruct the bid solicitation agent to determine the trading price of the notes for each of the next five trading days and on each following trading day until the trading price condition is no longer satisfied.
Conversion Based On Redemption
     If we call a note for redemption, the holder of that note may surrender the note for conversion at any time before the close of business on the third business day preceding the redemption date.
Conversion Upon the Occurrence of Certain Corporate Transactions
     If:
•	a “fundamental change,” as described under “— Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change,” or a “make-whole fundamental change,” as described under “—

Conversion Rights — Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change” occurs; or
•	we are party to a consolidation, merger, binding share exchange, reconstruction, amalgamation or other similar arrangement pursuant to which our ordinary shares (including ordinary shares represented by ADSs) would be converted into or exchanged for, or would constitute solely the right to receive, cash, securities or other property, then a holder may surrender its notes for conversion at any time during the period that begins on, and includes, the 30th scheduled trading day before the date we originally announce as the anticipated effective date of the transaction and ends on, and includes, the 30th business day after the actual effective date of the transaction. In addition, if the transaction is a “make-whole fundamental change,” then the notes may also be surrendered for conversion at any time during the “make-whole conversion period” described under “— Conversion Rights — Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change,” and if the transaction is a “fundamental change,” then the notes may also be surrendered for conversion at any time until (and including) the fundamental change repurchase date for that fundamental change. Holders that convert their notes in connection with a “make-whole fundamental change” may in some circumstances also be entitled to an increased conversion rate. See “— Conversion Rights — Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change.”
     “Scheduled trading day” means a day that is scheduled to be a trading day on the principal U.S. national securities exchange on which our ADSs are listed.
     In addition, if we take any action, or become aware of any event, that would require an adjustment to the conversion rate as described in paragraphs (2) through (5) under “— Conversion Rights — Adjustments To The Conversion Rate” below, then we must mail to registered holders written notice of the action or event at least 30 scheduled trading days before the ex-date, effective date or expiration date, as the case may be, of the transaction. Holders may surrender their notes for conversion beginning on the date we mail the notice (or, if earlier, the date the indenture requires us to mail the notice) until the close of business on the business day immediately preceding the ex-date, effective date or expiration date, as the case maybe, of the transaction or until we announce that the transaction will not take place.
Conversion During Specified Periods
     The notes may be surrendered for conversion at any time during the periods (i) from (and including) January 15, 2010 to (and including) the third business day preceding February 15, 2010, and (ii) from (and including) November 15, 2011 to (and including) the third business day preceding the maturity date.
Change In The Conversion Right Upon Certain Reclassifications, Business Combinations, Asset Sales And Corporate Events
     Except as provided in the indenture and as described below, if we reclassify our ordinary shares (other than a change only in par value or a change as a result of a subdivision or combination of our ordinary shares) or are party to a consolidation, merger, binding share exchange, reconstruction, amalgamation or other similar arrangement, or if we sell, transfer, lease, convey or otherwise dispose of all or substantially all of our property or assets, in each case pursuant to which our ordinary shares (including ordinary shares represented by ADSs) would be converted into or exchanged for, or would constitute solely the right to receive, cash, securities or other property, then, at the effective time of the transaction, the right to convert a note will be changed into a right to convert it into the kind and amount of cash, securities or other property (the “reference property”), which a holder of such note would have received (assuming, if applicable, that the holder would have made the applicable election referred to in the immediately following paragraph) if the holder had converted the note and, upon such conversion, received, immediately before the transaction, ordinary shares in a number equal to the product of the number of ordinary shares represented by each ADS at the time multiplied by the conversion rate then applicable multiplied by the principal amount (expressed in thousands) of the note. However, at and after the effective time of the transaction, we may continue to elect to satisfy our obligation under the indenture in whole or in part by delivering cash in lieu of reference property upon the conversion of a note and the conversion amount will be calculated based on the fair value of the reference property.
     A change in the conversion right such as this could substantially lessen or eliminate the value of the conversion right. For example, if a third party acquires us in a cash merger, each note would be convertible solely into cash and would no longer be potentially convertible into securities whose value could increase depending on our future financial performance, prospects and other factors. There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets.
     If a transaction described above occurs and holders of our ordinary shares (including ordinary shares represented by ADSs) have the opportunity to elect the form of consideration to receive in that transaction, then we will make adequate provision to give holders of the notes, treated as a single class, a reasonable opportunity to elect the form of such consideration for purposes of determining the composition of the “reference property” described above. Once the election is made, it will apply to all holders of our notes after the effective time of the transaction.
     If our ADS facility maintained with the depositary is terminated for any reason, but such event does not constitute a “termination of trading” (as defined below in “— Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change”) because our ordinary shares are then listed for trading on a U.S. national securities exchange, all references to our ADSs will be deemed to refer to our ordinary shares, all references to the “closing sale price” and “daily VWAP” of our ADSs will be deemed to refer to the “closing sale price” and “daily VWAP” of our ordinary shares, and other appropriate adjustments will be made to reflect such change.
     If our ADS facility maintained with the depositary is terminated for any reason and such event does constitute a “termination of trading,” then the provisions of “Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change” shall apply.
     In the event of and upon the termination of our ADR facility (whether or not such event constitutes a “termination of trading”), the right to convert a note will be changed into a right to convert it into ordinary shares at a conversion rate (subject to the anti-dilution and other conversion rate adjustment provisions set forth in the indenture) equal to (i) the number of ordinary shares represented by each ADS immediately prior to such termination, multiplied by (ii) the conversion rate applicable immediately prior to such termination, multiplied by (iii) the principal amount (expressed in thousands) of the note.
Adjustments To The Conversion Rate
     Subject to the terms of the indenture, we will adjust the conversion rate as described below.
     (1) If we issue our ordinary shares as a dividend or distribution on our ordinary shares, or if we effect a share split or share combination, the conversion rate will be adjusted based on the following formula:

CR’ = CRo ×	OS’
OSo
where,
CRo = the conversion rate in effect immediately prior to the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be;
CR’ = the conversion rate in effect immediately after the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be;
OSo = the number of our ordinary shares outstanding immediately prior to the “ex-date” for such dividend or distribution or the effective date of such share split or combination, as the case may be; and

OS’ = the number of our ordinary shares that will be outstanding immediately after giving effect to such dividend or distribution or immediately after the effective date of such share split or combination, as the case may be.
     (2) If we distribute to all or substantially all holders of our ordinary shares any rights or warrants entitling them for a period of not more than 45 days after the record date for such distribution to subscribe for or purchase our ordinary shares (directly or in the form of ADSs) at a price per share less than the closing sale price of our ADSs divided by the number of ordinary shares then represented by each ADS on the trading day immediately preceding the declaration date of such distribution, the conversion rate will be adjusted based on the following formula; provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration:

CR’ = CRo ×	OSo + X
OSo + Y
where,
CRo = the conversion rate in effect immediately prior to the “ex-date” for such distribution;
CR’ = the conversion rate in effect immediately after the “ex-date” for such distribution;
OSo = the number of our ordinary shares outstanding immediately prior to the “ex-date” for such distribution;
X = the total number of our ordinary shares issuable (directly or in the form of ADSs) pursuant to such rights or warrants; and
Y = the number of our ordinary shares equal to the aggregate price payable to exercise such right or warrants divided by the average of the closing sale prices of our ADSs divided by the number of ordinary shares then represented by each ADS over the 10 consecutive trading-day period ending on the trading day immediately preceding the “ex-date” for such distribution.
     (3) If we distribute any interests in our share capital, evidences of our indebtedness or other assets or property to all or substantially all holders of our ordinary shares, excluding:
•	dividends or distributions referred to in clause (1) or (2) above;

•	dividends or distributions paid exclusively in cash; and

•	spin-offs described below in this paragraph (3);
     then the conversion rate will be adjusted based on the following formula:

CR’ = CRo ×	SPo
SPo - FMV
where,
CRo = the conversion rate in effect immediately prior to the “ex-date” for such distribution;
CR’ = the conversion rate in effect immediately after the “ex-date” for such distribution;
SPo = the average of the closing sale prices of our ADSs divided by the number of ordinary shares then represented by each ADS over the 10 consecutive trading-day period ending on the trading day immediately preceding the “ex-date” for such distribution; and

FMV = the fair market value as determined by our board of directors of the interests in our share capital, evidences of indebtedness, assets or property distributed with respect to each outstanding ordinary share on the “ex-date” for such distribution.
     With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our ordinary shares in shares of any class or series, or similar equity interest, in the share capital of or relating to a subsidiary or other business unit of ours, which we refer to as a “spinoff,” the conversion rate in effect immediately before 5:00 p.m., New York City time, on the 10th trading day immediately following (and including) the effective date of the spin-off will be increased based on the following formula:

CR’ = CRo ×	FMVo + MPo
MPo
where,
CRo = the conversion rate in effect immediately prior to the 10th trading day immediately following the effective date of the spin-off;
CR’ = the conversion rate in effect immediately after the 10th trading day immediately following the effective date of the spin-off;
FMVo = the average of the last reported sale prices of the shares or similar equity interest distributed to holders of our ordinary shares applicable to one ordinary share over the first 10 consecutive trading-day period immediately following (and including) the effective date of the spin-off; and
MPo = the average of the closing sale prices of our ADSs divided by the number of ordinary shares then represented by each ADS over the first 10 consecutive trading-day period immediately following (and including) the effective date of the spin-off.
     The adjustment to the conversion rate under the preceding paragraph will occur on the 10th trading day from (and including) the effective date of the spin-off; provided that in respect of any conversion within the first 10 trading days immediately following (and including) the effective date of any spin-off, references with respect to the spin-off to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the effective date of such spin-off and the conversion date in determining the applicable conversion rate.
     (4) If we pay any cash dividends or distributions to all or substantially all holders of our ordinary shares, the conversion rate will be adjusted based on the following formula:

CR’ = CRo ×	SPo
SPo - C
where,
CRo = the conversion rate in effect immediately prior to the “ex-date” for such distribution;
CR’ = the conversion rate in effect immediately after the “ex-date” for such distribution;
SPo = the closing sale price of our ADSs divided by the number of ordinary shares then represented by each ADS on the trading day immediately preceding the “ex-date” for such distribution; and
C = the amount in cash per share we distribute to holders of our ordinary shares.
     (5) If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our ordinary shares, or ADSs representing our ordinary shares, then to the extent that the cash and value of any other consideration included in the payment per share of our ordinary shares, or equivalent payment per ordinary share represented by our ADSs, exceeds the closing sale price of our ADSs divided by the number of ordinary shares then represented by each ADS on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be increased based on the following formula:

CR’ = CRo ×	AC + (SP’ × OS’)
OSo × SP’
where,
CRo = the conversion rate in effect on the date such tender or exchange offer expires;
CR’ = the conversion rate in effect on the day next succeeding the date such tender or exchange offer expires;
AC = the aggregate value of all cash and any other consideration as determined by our board of directors paid or payable for the ordinary shares purchased (directly or in the form of ADSs) in such tender or exchange offer;
OSo = the number of our ordinary shares outstanding immediately prior to the date such tender or exchange offer expires;
OS’ = the number of our ordinary shares outstanding immediately after the date such tender or exchange offer expires (after giving effect to such tender offer or exchange offer); and
SP’ = the closing sale price of our ADSs divided by the number of ordinary shares then represented by each ADS on the trading day next succeeding the date such tender or exchange offer expires.
     If the application of any of the foregoing formulas (other than in connection with a share combination) would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.
Events That Will Not Result In Adjustments
     The applicable conversion rate will not be adjusted:
•	upon the issuance of any ordinary shares pursuant to any future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in ordinary shares under any such plan;

•	upon the issuance of any ordinary shares, or any option, warrant, right or exercisable, exchangeable or convertible security to purchase our ordinary shares, pursuant to any future agreements entered into with our suppliers of raw materials or machinery as consideration or inducement to enter into such supply agreement;

•	upon the issuance of any ordinary shares, or options or rights to purchase those shares, pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any ordinary shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of our ordinary shares; or

•	for accrued and unpaid interest.

     If we issue rights, options or warrants that are only exercisable upon the occurrence of certain triggering events, then:
•	we will not adjust the conversion rate pursuant to the provisions of the indenture described above until the earliest of these triggering events occurs; and

•	we will readjust the conversion rate to the extent any of these rights, options or warrants are not exercised before they expire.
     The indenture does not require us to adjust the conversion rate for any of the events described in the provisions of the indenture described above if we make provision for holders of notes to participate in the transaction without conversion on a basis and with notice that our board of directors determines in good faith to be fair and appropriate, as provided in the indenture.
     We will not adjust the conversion rate pursuant to the provisions of the indenture described above unless the adjustment would result in a change of at least 1% in the then effective conversion rate. However, we will carry forward any adjustment that we would otherwise have to make and take that adjustment into account in any subsequent adjustment. In addition, we will give effect to all adjustments that we have otherwise deferred pursuant to this provision, and those adjustments will no longer be carried forward and taken into account in any subsequent adjustment, (i) if we mail a notice of redemption or if a fundamental change or make-whole fundamental change, or any transaction described under “— Conversion Rights — Conversion Upon the Occurrence of Certain Corporate Transactions” above, occurs, (ii) annually, upon each anniversary of the date of the first issuance of the notes, and (iii) on the 24th scheduled trading day prior to the maturity date of the notes and each VWAP trading day thereafter until the maturity date.
     To the extent permitted by law and the continued listing requirements of the New York Stock Exchange, we may, from time to time, increase the conversion rate by any amount for a period of at least 20 days or any longer period permitted by law, so long as the increase is irrevocable during that period and our board of directors determines that the increase is in our best interests. We will mail a notice of the increase to registered holders at least 15 days before the day the increase commences. In addition, we may, but are not obligated to, also increase the conversion rate as we determine to be advisable in order to avoid or diminish taxes to recipients of certain distributions.
     On conversion, the holders of notes will, to the extent they receive our ADSs upon conversion, also receive (to the same extent as other holders of our ADSs) any issuance or distribution of preferred shares, or any other securities or rights, made to our ordinary shareholders (including the depositary or its nominee as the holder of ordinary shares represented by our ADSs) by our board of directors or us pursuant to the anti-takeover provisions in our articles of association, whether or not such securities or rights were issued or distributed prior to conversion. A distribution of securities or rights pursuant to such a shareholder rights plan will not trigger a conversion rate adjustment pursuant to paragraphs (2) or (3) above so long as we have made proper provision to provide that holders will, to the extent they receive any ADSs upon conversion, also receive such securities or rights in accordance with the terms of the deposit agreement and the indenture.
     In the event of:
•	a taxable distribution to holders of our ordinary shares which results in an adjustment to the conversion rate; or

•	an increase in the conversion rate at our discretion,
the holders of the notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. This generally would occur, for example, if we adjust the conversion rate to compensate holders for cash dividends on our ordinary shares and could also occur if we make other distributions of cash or property to our shareholders. See “Taxation — Certain United States Federal Income Tax Consequences.”

     In addition, to the extent that the number of ordinary shares represented by each ADS is changed, appropriate adjustments to the conversion rate adjustments described above (which may include ignoring such provision, if appropriate) will be made to reflect such change.
Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change
     If, prior to maturity:
•	any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934), excluding Dr. Zhengrong Shi, is or becomes the “beneficial owner” (as that term is used in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of 50% or more of the total outstanding voting power of all classes of our share capital entitled to vote generally in the election of directors (“voting shares”), or if Dr. Zhengrong Shi or any “group” (as that term is used in Sections 13(d) or 14(d) of the Securities Exchange Act of 1934) of which he is a part is or becomes the “beneficial owner” (as that term is used in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of 60% or more of the total outstanding voting power of all of our voting shares;

•	there occurs a sale, transfer, lease, conveyance or other disposition (other than a “permitted transfer” as described below) of all or substantially all of our property or assets to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934 (we refer to such a transaction as an “asset sale make-whole fundamental change”); or

•	there occurs any transaction or series of related transactions (other than a “listed share business combination” as described under “— Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change”), in connection with which (whether by means of an exchange offer, liquidation, dissolution, winding up, tender offer, consolidation, merger, reconstruction, amalgamation, combination, reclassification, recapitalization, asset sale, lease of assets or otherwise) our ordinary shares (including ordinary shares represented by ADSs) are exchanged for, converted into, acquired for or constitutes solely the right to receive other securities, other property, assets or cash (we refer to such any transaction described in this and the two immediately preceding bullet point as a “make-whole fundamental change”), then we will increase, as described below under “— The Increase in the Conversion Rate,” the conversion rate applicable to notes that are surrendered for conversion at any time from (and including) the 30th scheduled trading day before the date we originally announced as the anticipated effective date of the make-whole fundamental change to (and including) the 30th business day after the actual effective date of the make-whole fundamental change (or, if the make-whole fundamental change also constitutes a “fundamental change,” as described under “— Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change,” to (and including) the fundamental change repurchase date for that fundamental change). We refer to this period as the “make-whole conversion period.”
     We will mail to registered holders, at their addresses appearing in the notes register, notice of, and we will publicly announce, through a reputable national newswire service in the United States, and publish on our website, the anticipated effective date of any proposed make-whole fundamental change. We must make this mailing, announcement and publication at least 30 scheduled trading days before the first anticipated effective date of the make-whole fundamental change. In addition, no later than the third business day after the completion of the make-whole fundamental change, we must make an additional notice, announcement and publication announcing such completion.
     A “permitted transfer” means any transfer of property or assets between or among one or more of our subsidiaries or from one or more of our subsidiaries to us.

     If a holder surrenders a note for conversion in connection with a make-whole fundamental change we have announced, but the make-whole fundamental change is not consummated, then the holder will not be entitled to the increased conversion rate referred to above in connection with the conversion.
The Increase in the Conversion Rate
     In connection with the make-whole fundamental change, we will increase the conversion rate by reference to the table below, based on the date when the make-whole fundamental change becomes effective, which we refer to as the “effective date,” and the “applicable price.” If the make-whole fundamental change is a transaction or series of related transactions described in the first or third bullet point under “— Conversion Rights — Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change” and the consideration (excluding cash payments for fractional shares or pursuant to statutory appraisal rights) for our ordinary shares in the make-whole fundamental change consists solely of cash, then the “applicable price” will be the cash amount paid per share of our ordinary shares in the make-whole fundamental change multiplied by the number of ordinary shares then represented by each ADS. In all other cases, the “applicable price” will be the average of the “closing sale prices” (as defined in the indenture) of our ADSs for the five consecutive trading days immediately preceding the effective date. Our board of directors will make appropriate adjustments, in its good faith determination, to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the “ex date” (as defined in the indenture) of the event occurs, at any time during those five consecutive trading days.
     The following table sets forth the numbers of additional ADSs per $1,000 principal amount of notes that will be added to the conversion rate applicable to the notes that are converted during the make-whole conversion period. Such increased conversion rate will be used to determine the amount of cash, ADSs or combination thereof that are due upon conversion, as described under “— Conversion Rights — Payment Upon Conversion” above. If an event occurs that requires an adjustment to the conversion rate, we will, on the date we must adjust the conversion rate, adjust the applicable price set forth in the first column of the table below by multiplying the applicable price in effect immediately before the adjustment by a fraction:
•	whose numerator is the conversion rate in effect immediately before the adjustment; and

•	whose denominator is the adjusted conversion rate.
     In addition, we will adjust the numbers of additional ADSs in the table below in the same manner in which, and for the same events for which, we must adjust the conversion rate as described under “— Conversion Rights — Adjustments to the Conversion Rate.”
     The numbers of additional ADSs set forth in the table below are based on the closing sale price of $37.51 of our ADSs on February 7, 2007.
Number of additional ADSs
(per $1,000 principal amount of notes)

	Effective Date
	February 7,	February 15,	February 15,	February 15,	February 15,	February 15,
Applicable price	2007	2008	2009	2010	2011	2012

$37.51	6.15	6.15	6.15	6.15	6.15	6.15
$40.00	5.36	5.52	5.47	4.76	4.86	4.49
$45.00	3.99	4.01	3.78	3.12	3.10	1.71
$50.00	3.00	2.93	2.61	1.93	1.87	—
$55.00	2.27	2.16	1.81	1.04	0.99	—
$60.00	1.73	1.59	1.25	0.37	0.35	—
$65.00	1.32	1.18	0.85	—	—	—
$70.00	1.00	0.87	0.58	—	—	—
$75.00	0.77	0.64	0.39	—	—	—
$80.00	0.58	0.46	0.25	—	—	—
$85.00	0.44	0.33	0.16	—	—	—

	Effective Date
	February 7,	February 15,	February 15,	February 15,	February 15,	February 15,
Applicable price	2007	2008	2009	2010	2011	2012
$90.00	0.32	0.24	0.10	—	—	—
$95.00	0.24	0.16	0.05	—	—	—
$100.00	0.17	0.11	0.03	—	—	—
     The exact applicable price and effective date for the notes may not be as set forth in the table above, in which case:
•	if the actual applicable price is between two applicable prices listed in the table above, or the actual effective date is between two dates listed in the table above, we will determine the number of additional ADSs to be added in respect of the notes by linear interpolation between the numbers of additional ADSs set forth for the two applicable prices in the table above, or for the two dates based on a 365-day year, as applicable;

•	if the actual applicable price is greater than $100.00 per ADS (subject to adjustment), we will not increase the conversion rate; and

•	if the actual applicable price is less than $37.51 per ADS (subject to adjustment), we will not increase the conversion rate.
     In no event will the conversion rate for the notes exceed 26.6596 ADSs per $1,000 principal amount. We will adjust this maximum conversion rate in the same manner in which, and for the same events for which, we must adjust the conversion rate as described under “— Conversion Rights — Adjustments to the Conversion Rate.”
     Our obligation to increase the conversion rate as described above could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies.
Redemption Of Notes At Our Option
     The notes may not be redeemed prior to February 15, 2010. At any time on or after February 15, 2010, we will have the right, at our option, to redeem the notes, in whole or in part in integral multiples of $1,000, at a redemption price, payable in cash, equal to 100% of the principal amount of the notes we redeem plus any accrued and unpaid interest to, but excluding, the redemption date, provided that the closing sale price of our ADSs for at least 20 trading days in the 30 consecutive trading day period ending on the date one trading day prior to any day we give a notice of redemption is greater than 130% of the conversion price of the notes on the date of such notice.
     Each redemption date for the notes shall be a date that is not less than 30 nor more than 60 days after the day we mail the related redemption notice to each registered holder of notes to be redeemed at the address of the registered holder appearing in the notes register. If a redemption date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the payment of interest becoming due on that interest payment date will be payable, on that interest payment date, to the holder of record at the close of business on the record date, and the redemption price will not include any accrued and unpaid interest. The redemption date must be a business day.
     For a discussion of certain tax considerations applicable to a holder upon a redemption of notes, see “Taxation — Certain United States Federal Income Tax Consequences.”
     If the paying agent holds money sufficient to pay the redemption price due on a note on a redemption date in accordance with the terms of the indenture, then, on and after that redemption date, the note will cease to be outstanding and interest on the note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the redemption price upon delivery of the note.

     The conversion right with respect to any notes we have called for redemption will expire at the close of business on the third business day preceding the redemption date, unless we default in the payment of the redemption price.
     If we redeem less than all of the outstanding notes, the trustee will select the principal amount of the notes to be redeemed in integral multiples of $1,000 thereof by lot, on a pro rata basis or in accordance with any other method the trustee considers fair and appropriate. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the notes, the principal amount of the note that is subject to redemption will be reduced by the principal amount that the holder converted.
     We will not redeem any notes at our option if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the redemption price with respect to those notes.
Purchase Of Notes By Us At The Option Of The Holder
     On February 15, 2010 (the “purchase date”), holders may require us to purchase all or a portion of their outstanding notes in an integral multiple of $1,000 at a price in cash equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to, but excluding, the purchase date, subject to certain additional conditions. However, we will, on the purchase date, pay the accrued and unpaid interest to, but excluding, such date to the holder of record at the close of business on the immediately preceding record date. Accordingly, the holder submitting a note for purchase will not receive this accrued and unpaid interest unless that holder was also the holder of record at the close of business on the immediately preceding record date.
     On the purchase date, we will purchase all notes for which the holder has delivered and not withdrawn a written purchase notice. Registered holders may submit their written purchase notice to the paying agent at any time from the opening of business on the date that is 20 business days before the purchase date until the close of business on the third business day immediately preceding the purchase date.
     For a discussion of certain tax considerations applicable to a holder receiving cash upon a purchase of the notes at the holder’s option, see “Taxation — Certain United States Federal Income Tax Consequences.”
     We will give notice on a date that is at least 20 business days before the purchase date to all registered holders at their addresses shown on the register of the registrar, and to beneficial owners as required by applicable law, stating, among other things:
•	the amount of the purchase price;

•	that notes with respect to which the holder has delivered a purchase notice may be converted, if otherwise convertible, only if the holder withdraws the purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes, including the name and address of the paying agent.
     To require us to purchase its notes, the holder must deliver a purchase notice that states:
•	the certificate numbers of the holder’s notes to be delivered for purchase, if they are in certificated form;

•	the principal amount of the notes to be purchased, which must be an integral multiple of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the indenture.

     A holder that has delivered a purchase notice may withdraw the purchase notice by delivering a written notice of withdrawal to the paying agent before the close of business on the third business day before the purchase date. The notice of withdrawal must state:
•	the name of the holder;

•	a statement that the holder is withdrawing its election to require us to purchase its notes;

•	the certificate numbers of the notes being withdrawn, if they are in certificated form;

•	the principal amount being withdrawn, which must be an integral multiple of $1,000; and

•	the principal amount, if any, of the notes that remain subject to the purchase notice, which must be an integral multiple of $1,000.
     If the notes are not in certificated form, the above notices must comply with appropriate DTC procedures.
     To receive payment of the purchase price for a note for which the holder has delivered and not validly withdrawn a purchase notice, the holder must deliver the note, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. We will pay the purchase price for the note on or before the third business day after the later of the purchase date and the time of delivery of the note, together with necessary endorsements.
     If the paying agent holds on the purchase date money sufficient to pay the purchase price due on a note in accordance with the terms of the indenture, then, on and after the purchase date, the note will cease to be outstanding and interest on the note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the purchase price upon delivery of the note.
     We may not have the financial resources, and we may not be able to arrange for financing, to pay the purchase price for all notes holders have elected to have us purchase. Furthermore, the terms of our future indebtedness may limit our ability to pay the purchase price to purchase notes. Our failure to purchase the notes when required would result in an event of default with respect to the notes.
     We will not purchase any notes at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the purchase price with respect to those notes or a default arising from our failure to provide the notice described above.
     In connection with any purchase offer, we will, to the extent applicable:
•	comply with the provisions of Rule 13e-4 and Regulation 14E and all other applicable laws; and

•	file a Schedule TO or any other required schedule under the Securities Exchange Act of 1934 or other applicable laws.
Holders May Require Us To Repurchase Their Notes Upon A Fundamental Change
     If a “fundamental change,” as described below, occurs, each holder will have the right, at its option, subject to the terms and conditions of the indenture, to require us to repurchase for cash all or any portion of the holder’s notes in integral multiples of $1,000 principal amount, at a price equal to 100% of the principal amount of the notes to be repurchased, plus, except as described below, any accrued and unpaid interest to, but excluding, the “fundamental change repurchase date,” as described below.

     However, if the fundamental change repurchase date is after a record date for the payment of an installment of interest and on or before the related interest payment date, then the payment of interest becoming due on that interest payment date will be payable, on that interest payment date, to the holder of record at the close of business on the record date, and the repurchase price will not include any accrued and unpaid interest.
     We must repurchase the notes on a date of our choosing, which we refer to as the “fundamental change repurchase date.” However, the fundamental change repurchase date must be no later than 35 days, and no earlier than 20 days, after the date we have mailed a notice of the fundamental change, as described below.
     Within 20 business days after the occurrence of a fundamental change, we must mail to all registered holders of notes at their addresses shown on the register of the registrar, and to beneficial owners as required by applicable law, a notice regarding the fundamental change. We must also publicly release, through a reputable national newswire service in the United States, and publish on our website, a notice of the fundamental change. The notice must state, among other things:
•	the events causing the fundamental change;

•	the date of the fundamental change;

•	the fundamental change repurchase date;

•	the last date on which a holder may exercise the repurchase right;

•	the fundamental change repurchase price;

•	the names and addresses of the paying agent and the conversion agent;

•	the procedures that holders must follow to exercise their repurchase right;

•	the conversion rate and any adjustments to the conversion rate that will result from the fundamental change; and

•	that notes with respect to which a holder has delivered a fundamental change repurchase notice may be converted, if otherwise convertible, only if the holder withdraws the fundamental change repurchase notice in accordance with the terms of the indenture.
     To exercise the repurchase right, a holder must deliver a written fundamental change repurchase notice to the paying agent no later than the close of business on the third business day immediately preceding the fundamental change repurchase date. This written notice must state:
•	the certificate numbers of the notes that the holder will deliver for repurchase, if they are in certificated form;

•	the principal amount of the notes to be repurchased which must be an integral multiple of $1,000; and

•	that the notes are to be repurchased by us pursuant to the fundamental change provisions of the indenture.
     A holder may withdraw any fundamental change repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the third business day immediately preceding the fundamental change repurchase date. The notice of withdrawal must state:
•	the name of the holder;

•	a statement that the holder is withdrawing its election to require us to repurchase its notes;

•	the certificate numbers of the notes being withdrawn, if they are in certificated form;

•	the principal amount of the notes being withdrawn, which must be an integral multiple of $1,000; and

•	the principal amount of the notes that remain subject to the fundamental change repurchase notice which must be an integral multiple of $1,000.
     If the notes are not in certificated form, the above notices must comply with appropriate DTC procedures.
     To receive payment of the fundamental change repurchase price for a note for which the holder has delivered and not validly withdrawn a fundamental change repurchase notice, the holder must deliver the note, together with necessary endorsements, to the paying agent at any time after delivery of the fundamental change repurchase notice. We will pay the fundamental change repurchase price for the note on or before the third business day after the later of the fundamental change repurchase date and the time of delivery of the note, together with necessary endorsements.
     For a discussion of certain tax considerations applicable to a holder upon the exercise of the repurchase right, see “Taxation — Certain United States Federal Income Tax Consequences.”
     If the paying agent holds on the fundamental change repurchase date money sufficient to pay the fundamental change repurchase price due on a note in accordance with the terms of the indenture, then, on and after the fundamental change repurchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the holder delivers the note to the paying agent. Thereafter, all other rights of the holder terminate, other than the right to receive the fundamental change repurchase price upon delivery of the note.
     A “fundamental change” generally will be deemed to occur upon the occurrence of a “change in control” or a “termination of trading.”
     A “change in control” generally will be deemed to occur at such time as:
•	any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934), other than Dr. Zhengrong Shi, is or becomes the “beneficial owner” (as that term is used in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of 50% or more of the total outstanding voting power of all classes of our voting shares, or if Dr. Zhengrong Shi or any “group” (as that term is used in Sections 13(d) or 14(d) of the Securities Exchange Act of 1934) of which he is a part is or becomes the “beneficial owner” (as that term is used in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of 60% or more of the total outstanding voting power of all of our voting shares;

•	there occurs a sale, transfer, lease, conveyance or other disposition (other than a “permitted transfer” as described under “— Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change” above) of all or substantially all of our property or assets to any “person” or “group” (as those terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934;

•	we consolidate or amalgamate with, merge with or into, or are reconstructed into another person or any person consolidates or amalgamates with, or merges with or into, or are reconstructed into us, unless either:

•	the persons that “beneficially owned,” directly or indirectly, our voting shares immediately prior to such transaction “beneficially own,” directly or indirectly, immediately after such transaction, the surviving or continuing corporation’s voting shares representing at least a majority of the total outstanding voting power of all outstanding classes of voting shares of the surviving or continuing corporation in substantially the same proportion as such ownership immediately prior to such transaction; or
•	both of the following conditions are satisfied (we refer to such a transaction as a “listed share business combination”):

•	at least 90% of the consideration (other than cash payments for fractional ADSs or pursuant to statutory appraisal rights) in such consolidation or merger consists of ordinary shares, shares or ADSs traded on a U.S. national securities exchange (or which will be so traded or quoted when issued or exchanged in connection with such transaction); and

•	as a result of such transaction, the notes become convertible solely into such ordinary shares, shares or ADSs (subject to our right to elect full or partial cash settlement of our conversion obligation);

•	the following persons cease for any reason to constitute a majority of our board of directors:

•	individuals who on the first issue date of the notes constituted our board of directors; and

•	any new directors whose election to our board of directors or whose nomination for election by our shareholders was approved by at least a majority of our directors then still in office either who were directors on such first issue date of the notes or whose election or nomination for election was previously so approved; or

•	we are liquidated, dissolved or wound up or our shareholders approve any plan or proposal for our liquidation, dissolution or winding up.
     There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets would permit a holder to exercise its right to have us repurchase its notes in accordance with the fundamental change provisions described above.
     A “termination of trading” is deemed to occur when neither our ADSs (or other securities into which the notes are then convertible) nor the ordinary shares represented by our ADSs are listed for trading on a U.S. national securities exchange.
     We may not have the financial resources, and we may not be able to arrange for financing, to pay the fundamental change repurchase price for all notes holders have elected to have us repurchase. Furthermore, the terms of our existing or future indebtedness may limit our ability to pay the repurchase price to repurchase notes. Our failure to repurchase the notes when required would result in an event of default with respect to the notes. The exercise by holders of the notes of their right to require us to repurchase their notes upon a fundamental change could cause a default under our other outstanding indebtedness, even if the fundamental change itself does not.
     We may in the future enter into transactions, including recapitalizations, that would not constitute a fundamental change but that would increase our debt or otherwise adversely affect holders of the notes. The indenture for the notes does not restrict our or our subsidiaries’ ability to incur indebtedness, including senior or secured indebtedness. Our incurrence of additional indebtedness could adversely affect our ability to service our indebtedness, including the notes.
     In addition, the fundamental change repurchase feature of the notes would not necessarily afford holders of the notes protection in the event of highly leveraged or other transactions involving us that may adversely affect holders of the notes. Furthermore, the fundamental change repurchase feature of the notes may in certain circumstances deter or discourage a third party from acquiring us, even if the acquisition may be beneficial to you.

     In connection with any fundamental change offer, we will, to the extent applicable:
•	comply with the provisions of Rule 13e-4 and Regulation 14E and all other applicable laws; and

•	file a Schedule TO or any other required schedule under the Securities Exchange Act of 1934 or other applicable laws.
Ranking
     The notes will be our unsecured senior obligations and will rank equally with all our other unsecured senior indebtedness. However, the notes will be effectively subordinated to any of our future secured indebtedness to the extent of the assets securing such indebtedness. The notes will be effectively subordinated to all liabilities, including trade payables and lease obligations of our subsidiaries. As of September 30, 2006 and June 30, 2007, our subsidiaries had approximately $253.7 million and $356.7 million, respectively, of indebtedness and other obligations to which the notes would be structurally subordinated. All of our operations are conducted through our subsidiaries. Any right by us to receive the assets of any of our subsidiaries upon a liquidation or reorganization of that subsidiary, and the consequent right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that we are recognized as a creditor of such subsidiary, in which case our claims would still be subordinated to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary that is senior to that held by us.
     Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due on the notes or to make any funds available for payment on the notes, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by those subsidiaries may be subject to statutory, contractual or other restrictions, may depend on the earnings or financial condition of those subsidiaries and are subject to various business considerations. As a result, we may be unable to gain access to the cash flow or assets of our subsidiaries.
     The indenture does not limit the amount of additional indebtedness, including senior or secured indebtedness, which we can create, incur, assume or guarantee, nor does the indenture limit the amount of indebtedness or other liabilities that our subsidiaries can create, incur, assume or guarantee.
Consolidation, Merger And Sale Of Assets
     The indenture prohibits us from consolidating or amalgamating with or merging with or into or reconstructing into or entering into other similar arrangements with, or selling, transferring, leasing, conveying or otherwise disposing of all or substantially all of our property or assets to, another person, whether in a single transaction or series of related transactions, unless, among other things:
•	such other person is a corporation organized and existing under the laws of the Cayman Islands, the British Virgin Islands, Bermuda, Hong Kong, the United States, any state of the United States or the District of Columbia;

•	such person assumes all of our obligations under the notes and the indenture; and

•	no default or event of default exists immediately after giving effect to the transaction or series of transactions.
     When the successor assumes all of our obligations under the indenture, except in the case of a lease, our obligations under the indenture will terminate. An assumption of our obligations under the notes and the indenture by such successor might be deemed for United States federal income tax purposes to be an exchange of the notes for new notes by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders should consult their own tax advisors regarding the tax consequences of such an assumption. See “Taxation — Certain United States Federal Income Tax Consequences.”

     Some of the transactions described above could constitute a fundamental change that permits holders to require us to repurchase their notes, as described under “— Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change.”
     There is no precise, established definition of the phrase “all or substantially all of our property or assets” under applicable law. Accordingly, there may be uncertainty as to whether the provisions above would apply to a sale, transfer, lease, conveyance or other disposition of less than all of our property or assets.
Events of Default
     The following are events of default under the indenture for the notes:
•	our failure to pay the principal of or premium, if any, on any note when due, whether at maturity, upon redemption, on the purchase date with respect to a purchase at the option of the holder, on a fundamental change repurchase date with respect to a fundamental change or otherwise;

•	our failure to pay an installment of interest or additional interest, if any, on any note when due, if the failure continues for 30 days after the date when due;

•	our failure to satisfy our conversion obligations upon the exercise of a holder’s conversion right;

•	our failure to timely provide notice as described under “— Conversion Rights — Adjustment to the Conversion Rate Upon the Occurrence of a Make-Whole Fundamental Change,” “— Purchase of Notes By Us at the Option of the Holder” or “— Holders May Require Us to Repurchase Their Notes Upon a Fundamental Change”;

•	our failure to comply with any other term, covenant or agreement contained in the notes or the indenture, if the failure is not cured within 60 days after notice to us by the trustee or to the trustee and us by holders of at least 25% in aggregate principal amount of the notes then outstanding, in accordance with the indenture;

•	a default by us or any of our subsidiaries in the payment when due, after the expiration of any applicable grace period, of principal of, or premium, if any, or interest on, indebtedness for money borrowed in the aggregate principal amount then outstanding of $30 million or more, or acceleration of our or our subsidiaries’ indebtedness for money borrowed in such aggregate principal amount or more so that it becomes due and payable before the date on which it would otherwise have become due and payable, if such default is not cured or waived, or such acceleration is not rescinded, within 60 days after notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of notes then outstanding, in accordance with the indenture;

•	failure by us or any of our subsidiaries, within 60 days, to pay, bond or otherwise discharge any judgments or orders for the payment of money the total uninsured amount of which for us or any of our subsidiaries exceeds $50 million, which are not stayed on appeal; and

•	certain events of bankruptcy, insolvency or reorganization with respect to us or any of our subsidiaries that is a “significant subsidiary” (as defined in Regulation S-X under the Securities Exchange Act of 1934) or any group of our subsidiaries that in the aggregate would constitute a “significant subsidiary.”
     If an event of default, other than an event of default referred to in the last bullet point above with respect to us (but including an event of default referred to in that bullet point solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), has occurred and is continuing, either the trustee, by notice to us, or the holders of at least 25% in aggregate principal amount of the notes then outstanding, by notice to us and the trustee, may declare the principal of, and any accrued and unpaid interest, including additional interest, if any, on, all notes to be immediately due and payable. In the case of an event of default referred to in the last bullet point above with respect to us (and not solely with respect to a significant subsidiary, or group of subsidiaries that in the aggregate would constitute a significant subsidiary, of ours), the principal of, and accrued and unpaid interest, including additional interest, if any, on, all notes will automatically become immediately due and payable.
     After any such acceleration, the holders of a majority in aggregate principal amount of the notes, by written notice to the trustee, may rescind or annul such acceleration in certain circumstances, if:
•	the rescission would not conflict with any order or decree;

•	all events of default, other than the non-payment of accelerated principal or interest, have been cured or waived; and

•	certain amounts due to the trustee are paid.
     The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand. Subject to the indenture, applicable law and the trustee’s rights to indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.
     No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:
•	the holder gives the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding make a written request to the trustee to pursue the remedy;

•	the holder or holders offer and, if requested, provide the trustee indemnity reasonably satisfactory to the trustee against any loss, liability or expense; and

•	the trustee fails to comply with the request within 60 days after the trustee receives the written notice, request and offer of indemnity and does not receive, during those 60 days, from holders of a majority in aggregate principal amount of the notes then outstanding, a direction that is inconsistent with the request.
     However, the above limitations do not apply to a suit by a holder to enforce:
•	the payment of any amounts due on that holder’s notes after the applicable due date; or

•	the right to convert that holder’s notes in accordance with the indenture.
     Except as provided in the indenture, the holders of a majority of the aggregate principal amount of outstanding notes may, by written notice to the trustee, waive any past default or event of default and its consequences, other than a default or event of default:
•	in the payment of principal of, or premium, if any, or interest or additional interest, if any, on, any note or in the payment of the redemption price, purchase price or fundamental change repurchase price;

•	arising from our failure to convert any note in accordance with the indenture; or

•	in respect of any provision under the indenture that cannot be modified or amended without the consent of the holders of each outstanding note affected.
     We will promptly notify the trustee in writing upon our becoming aware of the occurrence of any default or event of default. In addition, the indenture requires us to furnish to the trustee, on an annual basis, a statement by our officers stating whether they have actual knowledge of any default or event of default by us in performing any of our obligations under the indenture or the notes and describing any such default or event of default. If a default or event of default has occurred and the trustee has received written notice of the default or event of default in accordance with the indenture, the trustee must mail to each registered holder a notice of the default or event of default within 30 days after receipt of the notice. However, the trustee need not mail the notice if the default or event of default:
•	has been cured or waived; or

•	is not in the payment of any amounts due with respect to any note and the trustee in good faith determines that withholding the notice is in the best interests of holders.
Modification And Waiver
     We may amend or supplement the indenture or the notes with the consent of the holders of at least a majority in aggregate principal amount of the outstanding notes. In addition, subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance with any provision of the indenture or notes. However, without the consent of the holders of each outstanding note affected, no amendment, supplement or waiver may:
•	change the stated maturity of the principal of, or the payment date of any installment of interest or additional interest on, any note;

•	reduce the principal amount of, or any premium, interest or additional interest on, any note;

•	change the place, manner or currency of payment of principal of, or any premium, interest or additional interest on, any note;

•	impair the right to institute a suit for the enforcement of any payment on, or with respect to, or of the conversion of, any note;

•	modify, in a manner adverse to the holders of the notes, the provisions of the indenture relating to the right of the holders to require us to purchase notes at their option or upon a fundamental change;

•	modify the ranking provisions of the indenture in a manner adverse to the holders of the notes;

•	adversely affect the right of the holders of the notes to convert their notes in accordance with the indenture;

•	reduce the percentage in aggregate principal amount of outstanding notes whose holders must consent to a modification or amendment of the indenture or the notes;

•	reduce the percentage in aggregate principal amount of outstanding notes whose holders must consent to a waiver of compliance with any provision of the indenture or the notes or a waiver of any default or event of default; or

•	modify the provisions of the indenture with respect to modification and waiver (including waiver of a default or event of default), except to increase the percentage required for modification or waiver or to provide for the consent of each affected holder.

     We may amend or supplement the indenture or the notes without notice to or the consent of any holder of the notes to:
•	evidence the assumption of our obligations under the indenture and the notes by a successor upon our consolidation, merger, reconstruction, amalgamation or entering into other similar arrangement or the sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets in accordance with the indenture;

•	provide for the issuance of additional notes pursuant to any exercise by the initial purchasers of their option to cover over-allotments, if any;

•	make adjustments in accordance with the indenture to the right to convert the notes upon certain reclassifications or changes in our ordinary shares or ADSs and certain consolidations, mergers, binding share exchanges, reconstructions, amalgamations and other similar arrangements and upon the sale, transfer, lease, conveyance or other disposition of all or substantially all of our property or assets;

•	make any changes or modifications to the indenture necessary in connection with the registration of the public offer and sale of the notes under the Securities Act pursuant to the registration rights agreement or the qualification of the indenture under the Trust Indenture Act of 1939;

•	evidence and provide the acceptance of the appointment of a successor trustee under the indenture;

•	secure our obligations in respect of the notes;

•	add to our covenants for the benefit of the holders of the notes or to surrender any right or power conferred upon us;

•	make provision with respect to adjustments to the conversion rate as required by the indenture or to increase the conversion rate in accordance with the indenture; or

•	make any changes of a formal, minor or technical nature or necessary to correct a manifest error or to comply with mandatory provisions of applicable law as evidenced by an opinion of counsel so long as such change does not adversely affect the rights of the holders of the notes in any material respect.
     In addition, we and the trustee may enter into a supplemental indenture without the consent of holders of the notes in order to cure any ambiguity, defect, omission or inconsistency in the indenture in a manner that does not, individually or in the aggregate with all other changes, adversely affect the rights of any holder in any material respect.
     Except as provided in the indenture, the holders of a majority in aggregate principal amount of the outstanding notes, by written notice to the trustee, generally may:
•	waive compliance by us with any provision of the indenture or the notes, as detailed in the indenture; and

•	waive any past default or event of default and its consequences, except a default or event of default:
•	in the payment of principal of, or premium, if any, or interest or additional interest on, any note or in the payment of the redemption price, purchase price or fundamental change repurchase price;

•	arising from our failure to convert any note in accordance with the indenture; or

•	in respect of any provision under the indenture that cannot he modified or amended without the consent of the holders of each outstanding note affected.

Discharge
     We may generally satisfy and discharge our obligations under the indenture by:
•	delivering all outstanding notes to the trustee for cancellation; or

•	depositing with the trustee or the paying agent after the notes have become due and payable, whether at stated maturity or any redemption date, purchase date or fundamental change repurchase date, cash sufficient to pay all amounts due on all outstanding notes and paying all other sums payable under the indenture.
     In addition, in the case of a deposit, there must not exist a default or event of default on the date we make the deposit, and the deposit must not result in a breach or violation of, or constitute a default under, the indenture.
Calculations In Respect Of Notes
     We are responsible for making all calculations called for under the indenture and notes. These calculations include, but are not limited to, determination of the trading price of the notes, the current market price of our ADSs, the number of ADSs, if any, issuable upon conversion of the notes, the amount of cash, if any, payable upon conversion of the notes and the amounts of interest and additional interest payable on the notes. We will make all of these calculations in good faith, and, absent manifest error, these calculations will be final and binding on all holders of notes. We will provide a copy of these calculations to the trustee and the conversion agent, as required, and the trustee and the conversion agent are entitled to rely on the accuracy of our calculations without independent verification. The trustee and/or the conversion agent will forward our calculations to any holder of notes upon the request of the holder.
Additional Amounts
     All payments made by us under or with respect to the notes will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within any jurisdiction in which we or any successor are organized or resident for tax purposes or through which payment is made (or any political subdivision or taxing authority thereof or therein) (each, as applicable, a “Relevant Taxing Jurisdiction”), unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required, we will pay to the holder of each note such additional amounts (“Additional Amounts”) as may be necessary to ensure that the net amount received by the holder after such withholding or deduction (and after deducting any taxes on the Additional Amounts) shall equal the amounts which would have been received by such holder had no such withholding or deduction been required, except that no Additional Amount shall be payable:
•	for or on account of:
(a) any tax, duty, assessment or other governmental charge that would not have been imposed but for:
     (i) the existence of any present or former connection between the holder or beneficial owner of such note, and the Relevant Taxing Jurisdiction other than merely holding such note or the receipt of payments thereunder, including, without limitation, such holder or beneficial owner being or having been a national, domiciliary or resident of such Relevant Taxing Jurisdiction or treated as a resident thereof or being or having been physically present or engaged in a trade or business therein or having or having had a permanent establishment therein;
     (ii) the presentation of such note (in cases in which presentation is required) more than 30 days after the later of the date on which the payment of the principal of, premium, if any, and interest on, such note became due and payable pursuant to the terms thereof or was made or duly provided for; or

     (iii) the failure of the holder or beneficial owner to comply with a timely request from us or any successor, addressed to the holder or beneficial owner, as the case may be, to provide certification, information, documents or other evidence concerning such holder’s or beneficial owner’s nationality, residence, identity or connection with the Relevant Taxing Jurisdiction, or to make any declaration or satisfy any other reporting requirement relating to such matters, if and to the extent that due and timely compliance with such request is required by law, regulation or administrative practice of the Relevant Taxing Jurisdiction to reduce or eliminate any withholding or deduction as to which Additional Amounts would have otherwise been payable to such holder;
     (b) any estate, inheritance, gift, sale, transfer, capital gains, excise, personal property or similar tax, assessment or other governmental charge;
     (c) any tax, duty, assessment or other governmental charges that is payable otherwise than by withholding from payments under or with respect to the notes; or
     (d) any combination of taxes, duties, assessments or other governmental charges referred to in the preceding clauses (a), (b) or (c); or
•	with respect to any payment of the principal of, or premium, if any, or interest on, such note to a holder, if the holder is a fiduciary, partnership or person other than the sole beneficial owner of any payment to the extent that such payment would be required to be included in the income under the laws of the Relevant Taxing Jurisdiction, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, a member of that partnership or a beneficial owner who would not have been entitled to such Additional Amounts had that beneficiary, settlor, partner or beneficial owner been the holder thereof.
     Whenever there is mentioned in any context the payment of principal of, and any premium or interest on, any note, such mention shall be deemed to include payment of Additional Amounts provided for in the indenture to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
No Personal Liability Of Directors, Officers, Employees Or Shareholders
     None of our past, present or future directors, officers, employees or shareholders, as such, will have any liability for any of our obligations under the notes or the indenture or for any claim based on, or in respect or by reason of, such obligations or their creation. By accepting a note, each holder waives and releases all such liability. This waiver and release is part of the consideration for the issue of the notes. However, this waiver and release may not be effective to waive liabilities under U.S. federal securities laws, and it is the view of the SEC that such a waiver is against public policy.
Rule 144A Information, SEC Reporting
     If at any time we are not subject to the reporting requirements of the Securities Exchange Act of 1934, we will promptly furnish to the holders, beneficial owners and prospective purchasers of the notes or ADSs issuable upon conversion of the notes, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act to facilitate the resale of those notes or ADSs pursuant to Rule 144A. In addition, we must provide the trustee with a copy of the reports we must file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 no later than the time those reports must be filed with the SEC. The filing of these reports with the SEC through its EDGAR database within the time periods for filing the same under the Securities Exchange Act of 1934 (including, if applicable, any extension permitted by Rule 12b-25 under the Securities Exchange Act of 1934) will satisfy our obligation to furnish those reports to the trustee.
Reports To Trustee
     We will furnish to the trustee copies of our annual report to shareholders, containing audited financial statements, and any other financial reports which we furnish to our shareholders.

Unclaimed Money
     If money deposited with the trustee or paying agent for the payment of principal of, premium, if any, or accrued and unpaid interest or additional interest on, the notes remains unclaimed for two years, the trustee and paying agent will pay the money back to us upon our written request. However, the trustee and paying agent have the right to withhold paying the money back to us until they publish (in no event later than 5 days after we request repayment) in a newspaper of general circulation in the City of New York, or mail to each registered holder, a notice stating that the money will be paid back to us if unclaimed after a date no less than 30 days from the publication or mailing. After the trustee or paying agent pays the money back to us, holders of notes entitled to the money must look to us for payment as general creditors, subject to applicable law, and all liability of the trustee and the paying agent with respect to the money will cease.
Purchase And Cancellation
     The registrar, paying agent and conversion agent will forward to the trustee any notes surrendered to them for transfer, exchange, payment or conversion, and the trustee will promptly cancel those notes in accordance with its customary procedures. We will not issue new notes to replace notes that we have paid or delivered to the trustee for cancellation or that any holder has converted.
     We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. We may, at our option and to the extent permitted by law, reissue, resell or surrender to the trustee for cancellation any notes we purchase in this manner. Notes surrendered to the trustee for cancellation may not be reissued or resold and will be promptly cancelled.
Replacement Of Notes
     We will replace mutilated, lost, destroyed or stolen notes at the holder’s expense upon delivery to the trustee of the mutilated notes or evidence of the loss, destruction or theft of the notes satisfactory to the trustee and us. In the case of a lost, destroyed or stolen note, we or the trustee may require, at the expense of the holder, indemnity (including in the form of a bond) reasonably satisfactory to us and the trustee.
Trustee And Transfer Agent
     The trustee for the notes is Wilmington Trust Company, and we have appointed the trustee as the paying agent, bid solicitation agent, registrar, conversion agent and custodian with regard to the notes. The indenture permits the trustee to deal with us and any of our affiliates with the same rights the trustee would have if it were not trustee. However, under the Trust Indenture Act of 1939, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate the conflict or resign. Wilmington Trust Company and its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their businesses.
     The holders of a majority in aggregate principal amount of the notes then outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain exceptions. If an event of default occurs and is continuing, the trustee must exercise its rights and powers under the indenture using the same degree of care and skill as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs. The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand.
Listing And Trading
     The notes are not listed on any securities exchange or included in any automated quotation system. The notes issued in the private placement are eligible for trading on The PORTAL Market. The notes sold using this prospectus, however, will no longer be eligible for trading in The PORTAL Market. We do not intend to list the notes on any other national securities exchange or automated quotation system. No assurance can be given as to the liquidity of trading market for the notes. Our ADSs are listed on the New York Stock Exchange under the ticker symbol “STP”.
Form, Denomination And Registration Of Notes
General
     The notes will be issued in registered form, without interest coupons, in denominations of integral multiples of $1,000 principal amount, in the form of global securities, as further provided below. See “— Global Securities” below for more information. The trustee need not:
•	register the transfer of or exchange any note for a period of 20 days before selecting notes to be redeemed;

•	register the transfer of or exchange any note during the period beginning at the opening of business 20 days before the mailing of a notice of redemption of notes selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any note that has been selected for redemption or for which the holder has delivered, and not validly withdrawn, a purchase notice or fundamental change repurchase notice, except, in the case of a partial redemption, purchase or repurchase, that portion of the notes not being redeemed, purchased or repurchased.
     We will not impose a service charge in connection with any transfer or exchange of any note, but we may in general require payment of a sum sufficient to cover any transfer tax or similar governmental charge imposed in connection with the transfer or exchange.
Global Securities
     Global securities have been deposited with the trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of DTC or a nominee of DTC.
     Except in the limited circumstances described below and in “— Certificated Securities,” holders of notes will not be entitled to receive notes in certificated form. Unless and until it is exchanged in whole or in part for certificated securities, each global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.
     The global securities are held by DTC in its book-entry settlement system. The custodian and DTC will electronically record the principal amount of notes represented by global securities held within DTC. Beneficial interests in the global securities will be shown on records maintained by DTC and its direct and indirect participants. So long as DTC or its nominee is the registered owner or holder of a global security, DTC or such nominee will be considered the sole owner or holder of the notes represented by such global security for all purposes under the indenture, the notes and the registration rights agreement. No owner of a beneficial interest in a global security will be able to transfer such interest except in accordance with DTC’s applicable procedures and the applicable procedures of its direct and indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limitations and requirements may impair the ability to transfer or pledge beneficial interests in a global security.
     Payments of principal, premium, if any, and interest under each global security will be made to DTC or its nominee as the registered owner of such global security. We expect that DTC or its nominee, upon receipt of any such payment, will immediately credit DTC participants’ accounts with payments proportional to their respective beneficial interests in the principal amount of the relevant global security as shown on the records of DTC. We also expect that payments by DTC participants to owners of beneficial interests will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants, and none of us, the trustee, the custodian or any paying agent or registrar will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in any global security or for maintaining or reviewing any records relating to such beneficial interests.
     DTC has advised us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered under the Securities Exchange Act of 1934. DTC was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, which eliminates the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own the depository. Access to DTC’s book-entry system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The ownership interest and transfer of ownership interests of each beneficial owner or purchaser of each security held by or on behalf of DTC are recorded on the records of the direct and indirect participants.
Certificated Securities
     The trustee will exchange each beneficial interest in a global security for one or more certificated securities registered in the name of the owner of the beneficial interest, as identified by DTC, only if:
•	DTC notifies us that it is unwilling or unable to continue as depositary for that global security or ceases to be a clearing agency registered under the Securities Exchange Act of 1934 and, in either case, we do not appoint a successor depositary within 90 days of such notice or cessation; or

•	an event of default has occurred and is continuing and the trustee has received a request from DTC to issue certificated securities.
Settlement And Payment
     We will make payments in respect of notes represented by global securities by wire transfer of immediately available funds to DTC or its nominee as registered owner of the global securities. We will make payments in respect of notes that are issued in certificated form by wire transfer of immediately available funds to the accounts specified by each holder of more than $5.0 million aggregate principal amount of notes. However, if a holder of a certificated note does not specify an account, or holds $5.0 million or less in aggregate principal amount of notes, then we will mail a check to that holder’s registered address.
     We expect the notes will trade in DTC’s Same-Day Funds Settlement System, and DTC will require all permitted secondary market trading activity in the notes to be settled in immediately available funds. We expect that secondary trading in any certificated securities will also be settled in immediately available funds.
     Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.
     Although DTC has agreed to the above procedures to facilitate transfers of interests in the global securities among DTC participants, DTC is under no obligation to perform or to continue those procedures, and those procedures may be discontinued at any time. None of us, the initial purchasers or the trustee will have any responsibility for the performance by DTC or its direct or indirect participants of their respective obligations under the rules and procedures governing their operations.

     We have obtained the information we describe in this prospectus concerning DTC and its book-entry system from sources that we believe to be reliable, but neither we nor the initial purchasers take any responsibility for the accuracy of this information.
Registration Rights, Additional Interest
     In connection with the private placement of the notes in February 2007, we entered into a registration rights agreement pursuant to which we agree to file with the SEC a shelf registration statement, of which this prospectus forms a part, that covers resales of registrable securities (as described below) by the holders who satisfy certain conditions.
     In addition, we agreed to use our reasonable best efforts to keep the shelf registration statement continuously effective under the Securities Act until there are no registrable securities outstanding.
     However, the registration rights agreement permits us to prohibit offers and sales of registrable securities pursuant to the shelf registration statement for a period not to exceed an aggregate of 45 days in any three-month period and not to exceed an aggregate of 90 days in any 12-month period, under certain circumstances and subject to certain conditions. We refer to such any period during which we may prohibit offers and sales as a “suspension period.”
     “Registrable securities” generally means each note, each ordinary share represented by the ADSs issuable upon conversion of such note and, if any ADSs issued upon conversion of the notes are not registered pursuant to an effective registration statement on Form F-6, such ADSs until the earlier of:
•	the date the note or such ordinary share has been effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement (including, in the case of ordinary shares, the disposal of such ordinary shares in the form of ADSs issued pursuant to an effective registration statement on Form F-6);

•	the second anniversary of the first date on which we issue notes to the initial purchasers; or

•	the date when the note or such ordinary share has been publicly sold pursuant to Rule 144 under the Securities Act (including, in the case of ordinary shares, the sale of such ordinary shares in the form of ADSs issued pursuant to an effective registration statement on Form F-6).
     In order to have their registrable securities included in the shelf registration statement, a holder of registrable securities must deliver certain information to be used in connection with the shelf registration statement. Any holder that does not complete and deliver a questionnaire or provide the required information will not be named as a selling securityholder in the shelf registration statement, will not be permitted to sell any registrable securities held by that holder pursuant to the registration statement of which this prospectus forms a part and will not be entitled to receive any of the additional interest described in the following paragraph. The absence of an effective shelf registration statement may limit a holder’s ability to sell its registrable securities or may adversely affect the price at which it may sell its registrable securities.
     If:
•	a holder supplied the questionnaire described below after the fifth business day before the effective date of the shelf registration statement, and we fail to supplement or amend the shelf registration statement, or file a new registration statement, in accordance with the terms of the registration rights agreement, in order to add such holder as a selling securityholder;

•	the shelf registration statement ceases to be effective (without being succeeded immediately by an additional registration statement that is filed and immediately becomes effective) or usable for the offer and sale of registrable securities for a period of time (including any suspension period) that exceeds an aggregate of 45 days in any three-month period or an aggregate of 90 days in any 12-month period; or

•	we fail to name as a selling securityholder, in the shelf registration statement or any amendment to the shelf registration statement or in any prospectus relating to the shelf registration statement at the time we file the prospectus or, if later, the time the related shelf registration statement or amendment becomes effective under the Securities Act of 1933, any holder that is entitled to be so named as a selling securityholder, then we will pay additional interest to each holder of registrable securities who has provided to us the required selling securityholder information (or, in the case of the second or fourth bullet points above, the applicable holder or holders). We refer to each event described in the bullet points above as a “registration default.”
     The additional interest we must pay while there is a continuing registration default accrues at a rate per annum equal to 0.25% for the 90-day period beginning on (and including) the date of the registration default, and thereafter at a rate per annum equal to 0.50%, of the aggregate principal amount of the applicable notes.
     Additional interest will not accrue on any note after it has been converted. If a note ceases to be outstanding during a registration default, we will prorate the additional interest to be paid with respect to that note. In no event will additional interest be payable with respect to any registration default relating to a failure to register the ordinary shares represented by the ADSs issuable upon conversion of the notes. For avoidance of doubt, if we fail to register both the notes and such ordinary shares, then additional interest will be payable in connection with the registration default relating to our failure to register the notes.
     So long as a registration default continues, we will pay additional interest in cash on February 15 and August 15 of each year to each holder who is entitled to receive additional interest in respect of a note of which the holder was the holder of record at the close of business on the immediately preceding February 1 and August 1, respectively. If we call a note for redemption, purchase a note pursuant to a purchase at the holder’s option or repurchase a note upon a fundamental change, and the redemption date, purchase date or fundamental change repurchase date is after the close of business on a record date and before the related additional interest payment date, we will instead pay the additional interest to the holder that submitted the note for redemption, purchase or repurchase, rather than, if different, the holder of record at the close of business on that record date.
     Following the cure of a registration default, additional interest will cease to accrue with respect to that registration default. In addition, no additional interest will accrue after the end of the period during which we must keep the shelf registration statement of which this prospectus forms a part effective under the Securities Act of 1933 or on any security that ceases to be a registrable security. However, we will remain liable for any previously accrued additional interest. Other than our obligation to pay additional interest, we will not have any liability for damages with respect to a registration default on any note.
     A holder who sells such securities pursuant to a shelf registration statement generally will be required to be named as a selling securityholder in the related prospectus supplement and to deliver (as provided by the regulations under the Securities Act of 1933) a prospectus to purchasers and will be bound by the provisions of the registration rights agreement, which are applicable to that holder (including certain indemnification provisions). We will furnish to each selling securityholder, upon request, a copy of the shelf registration statement and the related prospectus and take certain other actions to permit unrestricted resales of the notes and the ordinary shares issuable upon conversion of the notes as are required under the registration rights agreement.
     A holder of registrable securities that did not provide us with a completed questionnaire or the information called for by it on or before the fifth business day before the date the shelf registration statement, of which this prospectus forms a part, became effective will not have been named as a selling securityholder in the shelf registration statement when it became effective and will not able to use the shelf registration statement to resell its registrable securities. However, such a holder of registrable securities may thereafter provide us with a completed questionnaire, following which we will, within 30 days after that date (except as described below), file a supplement to this prospectus or, if required, file a post-effective amendment or a new shelf registration statement in order to permit resales of such holder’s registrable securities. However, if we receive the questionnaire during a suspension period, or we initiate a suspension period within five business days after we receive the questionnaire, then we will, except as described below, make the filing within 30 days after the end of the suspension period. In any event, we will not be required to file more than one supplement to the prospectus per 30-day period in order to name as a selling securityholder any holder that provides us with a completed questionnaire after the fifth business day before the date the shelf registration statement, of which this prospectus forms a part, became effective. If we file a post-effective amendment or a new registration statement, then we will use our reasonable best efforts to cause the post-effective amendment or new registration statement to become effective under the Securities Act of 1933 as promptly as practicable, but in any event by the 45th day after the date the registration rights agreement requires us to file the post-effective amendment or new registration statement. However, if a post-effective amendment or a new registration statement is required in order to permit resales by holders seeking to include registrable securities in the shelf registration statement after the effectiveness of the shelf registration statement, we will not be required to file more than one post-effective amendment or new registration statement for such purpose in any 90-day period.
     No holder may sell its registrable securities in an underwritten offering pursuant to a shelf registration statement without our prior written consent.
     To the extent that any holder of registrable securities identified in the shelf registration statement, of which this prospectus forms a part, is a broker-dealer, or is an affiliate of a broker-dealer that did not acquire its registrable securities in the ordinary course of its business or that at the time of its purchase of registrable securities had an agreement or understanding, directly or indirectly, with any person to distribute the registrable securities, we understand that the SEC may take the view that such holder is, under the SEC’s interpretations, an “underwriter” within the meaning of the Securities Act of 1933. Any holder, whether or not it is an “underwriter,” who sells securities by means of the prospectus relating to the shelf registration statement will be subject to certain potential liabilities arising under the Securities Act for material misstatements or omissions contained in the prospectus. However, a holder of registrable securities that is deemed to be an “underwriter” within the meaning of the Securities Act of 1933 may be subject to additional liabilities under the federal securities laws for misstatements and omissions contained in the shelf registration statement.
     Pursuant to the registration rights agreement, each holder must indemnify us for certain losses in connection with the shelf registration statement.
     The summary herein of provisions of the registration rights agreement is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is available upon request as described under “Where You Can Find More Information.”
Governing Law
     The indenture, the notes and the registration rights agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to such state’s conflicts of laws principles.

DESCRIPTION OF SHARE CAPITAL
     We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2007 Revision) of the Cayman Islands, which is referred to as the Companies Law below.
     As of the date hereof, our authorized share capital consists of 500,000,000 ordinary shares, with a par value of $0.01 each. As of August 20, 2007, there were 154,388,749 ordinary shares issued and outstanding.
     In connection with entering into a supply agreement with one of our major suppliers of silicon wafers, on July 25, 2006, we granted this supplier a warrant to purchase 7,359,636 of our ordinary shares at $27.97 per share. The warrant is exercisable in five separate 20% annual increments, with the first 20% annual increment being exercisable commencing on January 1, 2008, and each additional 20% annual increment becomes exercisable on January 1, 2009, 2010, 2011 and 2012, respectively. The warrant holder has five years to exercise the exercisable portion of the warrant.
     The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.
Ordinary Shares
General
     All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.
Dividends
     The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.
Voting Rights
     Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.
     A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our ordinary shares. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.
     An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our second amended and restated memorandum and articles of association.

Transfer of Ordinary Shares
     Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.
     Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless
•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	the ordinary shares transferred are free of any lien in favor of us.
     If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.
Liquidation
     On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.
Calls on Ordinary Shares and Forfeiture of Ordinary Shares
     Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.
Redemption of Ordinary Shares
     Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our second amended and restated memorandum and articles of association.
Variations of Rights of Shares
     All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records
     Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”
Changes in Capital
     We may from time to time by ordinary resolutions:
•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.
     We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.
Exempted Company
     We are an exempted company with limited liability under the Companies Law (2004 Revision) of the Cayman Islands. The Companies Law in the Cayman Islands distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:
•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue no par value, negotiable or bearer shares;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.
     “Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company. We are subject to reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, as applicable to foreign private issuers. We currently comply with the NYSE Rules, in lieu of following home country practice after the closing of our initial public offering. The NYSE Rules require that every company listed on the New York Stock Exchange hold an annual general meeting of shareholders. In addition, our second amended and restated articles of association, which allow directors or shareholders to call special shareholder meetings pursuant to the procedures set forth in the articles. We believe that the differences with respect to being a Cayman Islands exempted company as opposed to a Delaware corporation do not pose additional material risks to investors, other than the risks described under “Risk Factors — Risks Related to the Notes, Our Ordinary Shares and Our ADSs.”
Differences in Corporate Law
     The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.
Mergers and Similar Arrangements
     Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:
•	the statutory provisions as to the due majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.
     When a take-over offer is made and accepted by holders of 90.0% of the shares (within four months), the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.
     If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.
Shareholders’ Suits
     We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:
•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”
Indemnification of Directors and Executive Officers and Limitation of Liability
     Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our second amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our second amended and restated memorandum and articles of association.
     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.
Anti-takeover Provisions in the Second Amended and Restated Memorandum and Articles of Association
     Some provisions of our second amended and restated memorandum and articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.
     However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our second amended and restated memorandum and articles of association, as amended and restated from time to time, for what they believe in good faith to be in the best interests of our company.
Directors’ Fiduciary Duties
     Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

     As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.
Shareholder Action by Written Consent
     Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our second amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.
Shareholder Proposals
     Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.
     Cayman Islands law and our second amended and restated articles of association allow our shareholders holding not less than 10 per cent of the paid up voting share capital of the Company to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our second amended and restated articles of association require us to call such meetings.
Cumulative Voting
     Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our second amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.
Removal of Directors
     Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our second amended and restated articles of association, directors can be removed, but only by the vote of holders of two-thirds of our shares, cast at a general meeting, or the unanimous written resolution of all shareholders, or upon written notice by the shareholder who nominated such director any time for any reason.
Transactions with Interested Shareholders
     The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.
     Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.
Dissolution; Winding up
     Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our second amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.
Variation of Rights of Shares
     Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our second amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class or unanimous written resolution.
Amendment of Governing Documents
     Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our second amended and restated memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.
Rights of Non-resident or Foreign Shareholders
     There are no limitations imposed by our second amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our second amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES
American Depositary Receipts
     The Bank of New York, as depositary, will execute and deliver ADRs. ADRs are American depositary receipts. Each ADR is a certificate evidencing a specific number of American depositary shares, also referred to as ADSs. Each ADS represents one ordinary share (or a right to receive one ordinary share) deposited with the principal Hong Kong office of The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary under the deposit agreement referred to below. The depositary’s corporate trust office at which the ADRs are administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.
     You may hold ADSs either directly (by having an ADR registered in your name) or indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
     We will not treat our ADS holders as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADRs, you will have ADR holder rights. A deposit agreement among us, the depositary and you, as an ADR holder, and the beneficial owners of ADRs set out ADR holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADRs.
     The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR attached thereto.
Dividends and Other Distributions
How will you receive dividends and other distributions on the shares?
     The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.
•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADR holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.
     Before making a distribution, the depositary will deduct any withholding taxes that must be paid. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency you may lose some or all of the value of the distribution.
•	Shares. The depositary may and must (if we request in writing) distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADRs, the outstanding ADSs will also represent the new shares.

•	Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary may sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.
If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.
U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.
•	Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.
     The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADR holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.
Deposit and Withdrawal
How are ADSs issued?
     The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADRs at its corporate trust office to the persons you request.
How do ADS holders cancel an ADR and obtain shares?
     You may surrender your ADRs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADR to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.
Voting Rights
How do you vote?
     You may instruct the depositary to vote the number of shares your ADSs represent. The depositary will notify you of shareholders’ meetings and arrange to deliver our voting materials to you if we ask it to and we will notify the depositary no less than 30 days before the meeting date. Those materials will describe the matters to be voted on and explain how you may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.
     The depositary will try, in so far as practical, subject to the Cayman Islands law and the provisions of our constitutive documents, to vote the number of shares or other deposited securities represented by your ADSs as you instruct. The depositary will only vote or attempt to vote as you instruct.
     We cannot ensure that you will receive voting materials or otherwise learn of an upcoming shareholders’ meeting in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to vote and there may be nothing you can do if your shares are not voted as you requested.
Fees and Expenses

Persons depositing shares or ADR holders must pay:	For:
• $5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
• $.02 (or less) per ADS	• Any cash distribution to you to the extent permitted by the exchange on which the ADSs may be listed for trading
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADR holders
• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
• Expenses of the depositary in converting foreign currency to U.S. dollars	• As necessary
• Taxes and other governmental charges the depositary or the custodian have to pay on any ADR or share underlying an ADR, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• No charges of this type are currently made in the Hong Kong market.
• $.02 (or less) per ADS per calendar year (to the extent permitted by the exchange on which the ADSs may be listed for trading)	• Depositary services
Payment of Taxes
     The depositary may deduct the amount of any taxes owed from any payments to you. It may also sell deposited securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the nominal or par value of our shares • Reclassify, split up or consolidate any of the deposited securities	• The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

• Distribute securities on the shares that are not distributed to you • Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action
•   The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination
How may the deposit agreement be amended?
     We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges (except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items) or prejudices a substantial right of ADR holders, it will not become effective for outstanding ADRs until 30 days after the depositary notifies ADR holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADR, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.
How may the deposit agreement be terminated?
     The depositary will terminate the deposit agreement if we ask it to do so, by notifying you at least 30 days before termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.
     After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: (1) advise you that the deposit agreement is terminated, (2) collect distributions on the deposited securities, (3) sell rights and other property, and (4) deliver shares and other deposited securities upon cancellation of ADRs. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADR holders that have not surrendered their ADRs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.
Limitations on Obligations and Liability
Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADRs
     The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:
•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADRs or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon the advice of or information from any person whom we believe in good faith to be competent to give such advice or information.
     In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.
     In addition, the depositary is not liable for:
•	the validity or worth of the deposited securities; and

•	failing to carry out any instructions to vote any of the ADSs.
Requirements for Depositary Actions
     Before the depositary will deliver or register a transfer of an ADR, make a distribution on an ADR, or permit withdrawal of shares or other property, the depositary may require:
•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.
     The depositary may refuse to deliver ADRs or register transfers of ADRs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary thinks or we think that it is advisable to do so.
Your Right to Receive the Shares Underlying your ADRs
     You have the right to cancel your ADRs and withdraw the underlying shares at any time except:
•	When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) of the deposit of shares in connection with voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADR holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADRs or to the withdrawal of shares or other deposited securities.
     This right of withdrawal may not be limited by any other provision of the deposit agreement.
Pre-release of ADRs
     The deposit agreement permits the depositary to deliver ADRs before deposit of the underlying shares. This is called a pre-release of the ADRs. The depositary may also deliver shares upon cancellation of pre-released ADRs

(even if the ADRs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADRs instead of shares to close out a pre-release. The depositary may pre-release ADRs only under the following conditions:
•	before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer

•	owns the shares or ADRs to be deposited,

•	assigns all beneficial rights, title and interest in the shares or ADRs to the depositary, and

•	will not take any action with respect to such shares or ADRs that is inconsistent with the transfer of beneficial ownership, other than in satisfaction of such pre-release;

•	the pre-release must be fully collateralized with cash or other collateral that the depositary considers appropriate;

•	the depositary must be able to terminate the pre-release on not more than five business days’ notice; and

•	each pre-release is subject to such further indemnities and credit regulations as the depositary deems appropriate.
     In addition, the number of shares not deposited but represented by ADSs outstanding at any time as a result of pre-release will not normally exceed 30% of the shares deposited, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

TAXATION
Cayman Islands Taxation
     The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.
People’s Republic of China Taxation
     Under the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises currently in effect, any dividends payable to non-PRC investors are exempt from any PRC withholding tax. In addition, under currently effective PRC laws, any dividends payable, or distributions made, by us to holders or beneficial owners of our ADSs will not be subject to any PRC tax, provided that the holders or beneficial owners have not been physically resident in the PRC for a period of one year or more and have not become subject to PRC tax.
     On March 16, 2007, the National People’s Congress promulgated the EIT Law, which will take effect beginning January 1, 2008. Under the EIT Law, enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises,” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. The EIT Law does not define the term “de facto management bodies” and it is currently unclear under what situations an enterprise’s “de facto management body” would be considered to be located in China.
     Substantially all of our management is currently based in China, and may remain in China after the effectiveness of the EIT Law. In addition, although the EIT Law provides that dividend income between “qualified resident enterprises” is exempted income, it is unclear what is considered a “qualified resident enterprise” under the EIT Law. Furthermore, unlike the Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprise currently in effect, which specifically exempts withholding tax on any dividends payable to non-PRC investors, the EIT Law provides that an income tax rate of 20% will normally be applicable to dividends payable to non-PRC investors which are derived from sources within China, although such income tax may be exempted or reduced by the State Counsel of the PRC. As we might be considered as a “resident enterprise” under the EIT Law, it is unclear whether any dividends payable to non-PRC investors will be deemed to be derived from sources within China and be subject to income tax. If we are required under the EIT Law to withhold income tax on dividends payable to our non-PRC shareholders and ADS holders, your investment in us may be materially and adversely affected.
     In addition, under the EIT Law, foreign corporate shareholders and corporate ADSs holders may be subject to a 20% income tax upon any gains they realize from the transfer of their shares or ADSs, if such income is regarded as income from “sources within the PRC.” What will constitute “sources within the PRC” and whether or not there will be any exemption or reduction in taxation for foreign corporate investors, however, are unclear since no rules or guidance concerning the new tax law has been issued yet. If our foreign shareholders and ADSs holders are required to pay PRC income tax on the transfers of their shares or ADSs, the value of your investment in our ADSs may be materially and adversely affected.
Certain United States Federal Income Tax Consequences
     The following summary describes certain United States federal income tax consequences of the acquisition, ownership and disposition of the notes and the ADSs into which the notes may be converted (or ordinary shares subsequently received in exchange for ADSs), as of the date hereof. The discussion set forth below is applicable to you if you are a U.S. Holder (as defined below). Except where noted, this summary deals only with a note, ADS or ordinary share held as a capital asset by a U.S. holder. As used herein, the term “U.S. Holder” means a holder of a note, ADS or ordinary share that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
     This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:
•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our notes, ADSs or ordinary shares as part of a hedging, conversion or other integrated transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of our voting stock;

•	a U.S. expatriate;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.
     The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and United States Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified (possibly with retroactive effect) so as to result in United States federal income tax consequences different from those discussed below.
     If a partnership holds the notes, ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the notes, ADSs or ordinary shares, you should consult your own tax advisors.

     The discussion below does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase of notes, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of your acquisition, ownership and disposition of the notes, ADSs or ordinary shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.
     The U.S. Treasury has expressed concerns that parties through whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described in “— ADSs — Distributions on the ADSs or Ordinary Shares” below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditabilities of PRC taxes, if any, and the availability of the reduced tax rate for dividends received by certain non - corporate holders, each described in “— ADSs — Distributions on the ADSs or Ordinary Shares” below, could be affected by actions taken by parties through whom the ADSs are released.
Notes
Payment of Interest
     Interest on a note (including any additional amounts or additional interest) will generally be taxable to you as ordinary income at the time it is paid or accrued in accordance with your usual method of accounting for tax purposes.
Sale, Exchange, Redemption, or other Disposition of Notes
     Except as provided below under “Conversion of Notes”, you will generally recognize gain or loss upon the sale, exchange, redemption or other disposition of a note equal to the difference between the amount realized (less any accrued but unpaid interest that you did not previously include in income, which will be taxable as such) upon the sale, exchange, redemption or other disposition and your adjusted tax basis in the note. Your tax basis in a note will generally be equal to the amount you paid for the note. Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual, and you have held the note for more than one year, such capital gain will be subject to reduced rates of taxation under current law. Your ability to deduct capital losses may be limited.
Conversion of Notes
     If you receive only ADSs upon conversion of your notes (except cash in lieu of a fractional ADS), you will generally not recognize gain or loss except to the extent of cash received in lieu of a fractional ADS and except to the extent of amounts received with respect to accrued interest, which will be taxable as such. The amount of gain or loss you recognize on the receipt of cash in lieu of a fractional ADS will be equal to the difference between the amount of cash you receive in respect of the fractional ADS and the portion of your adjusted tax basis in the notes and fees incurred in connection with the conversion that are allocable to the fractional ADS. The tax basis of the ADSs received upon a conversion (other than ADSs attributable to accrued interest, the tax basis of which will equal its fair market value) will equal the adjusted tax basis of the note that was converted plus fees incurred in connection with the conversion (excluding the portion of the tax basis and fees that are allocable to any fractional ADS). Your holding period for the ADSs will include the period during which you held the notes except that the holding period of any ADSs received with respect to accrued interest will commence on the day after the date of receipt.
     If you receive solely cash in exchange for your notes upon conversion, your gain or loss will be determined in the same manner as if you disposed of the notes in a taxable disposition (as described above under “Sale, Exchange, Redemption or other Disposition of Notes”).
     If you receive a combination of cash and ADSs in exchange for your notes upon conversion or repurchase, we intend to take the position that gain, but not loss, will be recognized equal to the excess of the fair market value of the ADSs and cash received (other than amounts attributable to accrued but unpaid interest, which will be treated as such, and cash in lieu of a fractional share) over your adjusted tax basis in the note (excluding the portion of the tax basis that is allocable to any fractional share), but in no event should the gain recognized exceed the amount of cash received. The amount of gain or loss recognized on the receipt of cash in lieu of a fractional share will be equal to the difference between the amount of cash you receive in respect of the fractional share and the portion of your adjusted tax basis in the note that is allocable to the fractional share.
     The tax basis of the ADSs received upon a conversion (other than ADSs attributable to accrued interest, the tax basis of which will equal its fair market value) will equal the adjusted tax basis of the note that was converted plus fees incurred in connection with the conversion (excluding the portion of the tax basis and fees that are allocable to any fractional share), reduced by the amount of any cash received (other than cash received in lieu of a fractional share or cash attributable to accrued but unpaid), and increased by the amount of gain, if any, recognized (other than with respect to a fractional share). Your holding period for ADSs will include the period during which you held the notes except that the holding period of any ADSs received with respect to accrued but unpaid interest will commence on the day after the date of receipt.
     Alternative characterizations may be possible that could affect the amount, timing and character of income realized by you upon the receipt of a combination of cash and ADSs. Such characterization might include treatment as in part an exchange of a portion of the notes for cash and in part as a conversion of the remainder of the notes for ADSs, or treatment as a fully taxable transaction not subject to the recapitalization rules. You should consult your tax advisors regarding the tax treatment of the receipt of cash and ADSs in exchange for notes upon conversion and the ownership of our ADSs.
Constructive Distributions
     The conversion rate of the notes will be adjusted in certain circumstances. Under section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing your proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to you. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interests of the holders of the notes, however, will generally not be considered to result in a deemed distribution to you. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our ordinary shares) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, you will be deemed to have received a distribution even though you have not received any cash or property as a result of such adjustments. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain in accordance with the earnings and profits rules under the Code. It is not clear whether a constructive dividend deemed paid to you would be eligible for the preferential rates of United States federal income tax applicable in respect of certain dividends received under recently enacted legislation.
ADSs
     If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying shares that are represented by such ADSs (subject to a possible challenge of this treatment by the Internal Revenue Service, as discussed under “— Distributions on ADSs or Ordinary Shares”). Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.
Fees and Costs Payable to Depositary
     You will be responsible for certain fees incurred in connection with the ADSs as described above under “Description of American Depositary Shares — Fees and Expenses”, including fees charged for the creation of ADSs upon conversion of your notes. Depending on the circumstances, such fees and other costs may not be currently deductible or may be deductible only if certain thresholds are satisfied. You should consult your tax advisors concerning the treatment of fees and costs relating to the ownership of ADSs.

Distributions on ADSs or Ordinary Shares
     Subject to the passive foreign investment company (“PFIC”) rules discussed below, the gross amount of all our distributions (including constructive distributions) to you, if any, made with respect to your ADSs, or ordinary shares that you receive after conversion of a note, generally will be included in your gross income as foreign source dividend income on the date of actual or constructive receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other United States corporations. However, we do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).
     If you are a non-corporate U.S. Holder, including an individual, certain dividends received before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that our ADSs (which are listed on the New York Stock Exchange) but not our ordinary shares or Restricted ADSs, are readily tradable on an established securities market in the United States. It is not clear whether our ordinary shares or Restricted ADSs would meet these requirements. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a Chinese “resident enterprise” under PRC tax law (see discussion under “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC and, if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances, and in particular, if you hold ordinary shares.
     In the event that we are deemed to be a Chinese “resident enterprise” under PRC tax law (see discussion under “Taxation—People’s Republic of China Taxation”), you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
     It is intended that a holder of ADSs be treated as the holder of our ordinary shares represented by those ADSs for United States federal income tax purposes. Under such characterization, dividend income on the ordinary shares would pass through to holders and deposits or withdrawals of ordinary shares for ADSs should not be subject to United States federal income tax. However, the Deposit Agreement permits the Depository to take actions with respect to our ordinary shares and ADSs that may be deemed inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, and no assurance can be given that the Internal Revenue Service will not challenge the treatment described above. Accordingly, you should consult your own tax advisors concerning the effect of an investment in the ADSs.
     To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain.

Sale, Exchange, Redemption or other Disposition of ADSs or Ordinary Shares
     Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange, redemption or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates under current law. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes. However, in the event that we are deemed to be a Chinese “resident enterprise” under PRC tax law (see discussion under “Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs, the gain would be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.
Passive Foreign Investment Company
     Based upon the past and projected composition of our income and valuation of our assets, including goodwill, we believe we were not a passive foreign investment company (“PFIC”) for 2006, we do not expect to be a PFIC for our fiscal year ending December 31, 2007, and we expect to operate in such a manner so as not to become one in the future, although there can be no assurance in this regard. In reaching the conclusion that we do not believe we are a PFIC, we have valued our assets based on the price per share of the ADSs. For purposes of applying the PFIC rules, such a valuation method results in substantial value being given to intangible assets including goodwill that are considered neither to produce nor to be held for the production of passive income for purposes of the PFIC rules. The Internal Revenue Service has neither approved nor disapproved of this valuation method, although we believe that this is a reasonable method of valuing our non-passive assets.
     If, however, we were a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. Holder. For example, if we are or become a PFIC, the U.S. Holders will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements, as described below. Moreover, non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.
     The determination of whether or not we are a PFIC is made on an annual basis, and will depend on the composition of our income and assets from time to time. The calculation of the value of our assets will be based, in part, on the then market value of our ADSs, which is likely to fluctuate (and may fluctuate considerably given that market prices of technology companies have been especially volatile). In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in an offering. As a result, our PFIC status may change. Thus, there can be no assurance that we will not be a PFIC for 2007 or any future taxable year.
     In general, we will be a PFIC for any taxable year in which:
•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined on a quarterly basis) of our assets is attributable to assets that produce or are held for the production of passive income.
     For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

     The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our notes, ADSs or ordinary shares, you will be subject to special tax rules discussed below.
     If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. If we are a PFIC for any taxable year during which you hold our notes, you will be subject to special tax rules with respect to any gain realized from a sale or other disposition, including a pledge of the notes. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:
•	the excess distribution or gain will be allocated ratably over your holding period for the notes, ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.
     If we are a PFIC for any taxable year and any of our foreign subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You are urged to consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.
     In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs will be listed on the New York Stock Exchange which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not the ordinary shares will be listed on the New York Stock Exchange.
     You may not make a mark-to-market election with respect to the notes. If we are a PFIC during the time you hold the notes, a later mark-to-market election will not avoid the application of an interest charge with respect to such periods.
     If you make an effective mark-to-market election, you will include in each year as ordinary income the excess of the fair market value of your ADSs or ordinary shares at the end of the year over your adjusted tax basis in the ADSs or ordinary shares. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs or ordinary shares over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.
     Your adjusted tax basis in the ADSs or ordinary shares will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs or ordinary shares are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You are urged to consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

     Alternatively, you can sometimes avoid the rules described above by electing to treat us as a “qualified electing fund” under Section 1295 of the Code. This option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election.
     If you hold notes, ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the notes, ADSs or ordinary shares. You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.
Information Reporting and Backup Withholding
     In general, information reporting will apply to payments of interest on the notes and dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.
     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

CERTAIN ERISA CONSIDERATIONS
General Fiduciary Matters
     The Employee Retirement Income Security Act of 1974, as amended (“ERISA”), imposes certain requirements on employee benefit plans subject to Title I of ERISA (“ERISA Plans”), on entities that are deemed to hold the assets of ERISA Plans and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including, but not limited to, the requirement of investment prudence and diversification and the requirement that an ERISA Plan’s investments be made in accordance with the documents governing the plan.
     Section 406 of ERISA and Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions involving the assets of an ERISA Plan, as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts (together with ERISA Plans, “Plans”) and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code.
     In considering an investment in the notes (and the ADSs issuable upon conversion of the notes), any Plan fiduciary which proposes to cause a Plan to purchase the notes should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such purchase and holding will not constitute or result in a non-exempt prohibited transaction or any other violation of an applicable requirement of ERISA, the Code or other state or federal laws or regulations that are substantially similar to the foregoing provisions of ERISA and the Code (“Similar Law”).
     Governmental plans, certain church plans and foreign plans, while not subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of ERISA and Section 4975 of the Code, may nevertheless be subject to Similar Law. Fiduciaries of any such plans should consult with their counsel before purchasing the notes to determine the need for, and the availability, if necessary, of any exemptive relief under any Similar Law.
Prohibited Transaction Issues
     The fiduciary of a Plan that proposes to purchase and hold any notes (and the ADSs issuable upon conversation of the notes) should consider, among other things, whether such purchase and holding may involve (i) the direct or indirect extension of credit to a party in interest or a disqualified person, (ii) the sale or exchange of any property between a Plan and a party in interest or a disqualified person, or (iii) the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of Plan assets. Such parties in interest or disqualified persons could include, without limitation, us (or any of our respective affiliates) or the underwriters (or any of their respective affiliates). Depending on the satisfaction of certain conditions which may include the identity of the Plan fiduciary making the decision to acquire or hold the notes (and the ADSs issuable upon conversation of the notes) on behalf of a Plan, Section 408(b)(17) of ERISA or Prohibited Transaction Class Exemption (“PTCE”) 84-14 (relating to transactions effected by a “qualified professional asset manager”), PTCE 90-1 (relating to investments by insurance company pooled separate accounts), PTCE 91-38 (relating to investments by bank collective investment funds), PTCE 95-60 (relating to investments by an insurance company pooled separate account) or PTCE 96-23 (relating to transactions directed by an in-house asset manager) (collectively, the “Class Exemptions”) could provide an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code. However, there can be no assurance that any of these Class Exemptions or any other exemption will be available with respect to any particular transaction involving the notes (or the ADSs issuable upon conversation of the notes).

Plan Asset Issues
     Under ERISA and the U.S. Department of Labor’s “Plan Asset Regulations,” 29 C.F.R. § 2510.3-101, when a Plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established that either less than 25 percent of the total of each class of equity interest in the entity is held by “benefit plan investors” (as defined in 3(42) of ERISA) (the 25 percent test), or the entity is an “operating company,” as defined in the Plan Asset Regulations. In addition, in order to be considered a “publicly offered security,” our ADSs must be (i) freely transferable, (ii) part of a class of securities that is owned by 100 or more investors independent of us and of one another, and (iii) either (1) part of a class of securities registered under Section l2(b) or 12(g) of the Exchange Act or (2) sold to the Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities of which the securities are part is registered under the Exchange Act within 120 days (or such later time as may be allowed by the SEC) after the end of our fiscal year during which the offering of such securities to the public occurred. Since the notes may be converted into ADSs, there can be no assurance that we will satisfy the 25 percent test. There can also be no assurance that we will qualify as an “operating company” or that the ADSs will qualify for the exemption for “publicly offered securities.”
     If our assets are deemed to be “plan assets” under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to our activities, and (ii) the possibility that certain transactions in which we might seek to engage could constitute “prohibited transactions” under ERISA and/or the Code.
Representation
     Accordingly, by acceptance of the notes and the ADSs issuable upon conversion of the notes, each purchaser and subsequent transferee of the notes and the ADSs will be deemed to have represented and warranted that either (A) no assets of a Plan or governmental, church or foreign plan have been used to acquire and hold such notes (and the ADSs issuable upon conversation of the notes) or an interest therein or (B) the purchase and holding of such notes (and the ADSs issuable upon conversation of the notes) or an interest therein by such purchaser or transferee are exempt from the prohibited transaction restrictions of ERISA and the Code, pursuant to one or more prohibited transaction statutory or administrative exemptions, or does not otherwise violate any applicable Similar Law.
     The foregoing discussion is general in nature and is not intended to be all-inclusive. Each Plan fiduciary (and each fiduciary for a governmental, church or foreign plan subject to Similar Law) should consult with its legal advisor concerning the potential consequences to the plan under ERISA, the Code or any Similar Law of an investment in the notes (and the ADSs issuable upon conversation of the notes).

SELLING SECURITYHOLDER
     We originally issued the notes in a private placement in February 2007 to UBS Securities LLC, Goldman, Sachs (Asia) L.L.C. and ABN AMRO Bank N.V., Hong Kong Branch and N M Rothschild & Sons (Hong Kong) Limited, each trading as ABN AMRO Rothschild. The initial purchasers resold the notes to purchasers in transactions exempt from registration pursuant to Rule 144A under the Securities Act of 1933.
     Selling securityholders may be deemed to be “underwriters” as defined in the Securities Act of 1933. Any profits realized by the selling securityholders may be deemed to be underwriting commissions.
     The table below, which has been prepared based on information furnished to us by or on behalf of the selling securityholders named therein, sets forth the name of each selling securityholder, the principal amount of notes that each selling securityholder owns and may offer pursuant to this prospectus and the numbers of shares of ordinary shares into which those notes are convertible. Unless set forth below, to our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates.
     We have prepared the table below based on information received from the selling securityholders on or prior to August 8, 2006. However, any or all of the notes or shares of ordinary shares listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of notes or number of shares of ordinary shares that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table below may have acquired, sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their notes since the date as of which the information in the table is presented.
     Information about the selling securityholders may change over time, and we may not be made aware of changes in the ownership of our notes. Any changed information that is provided to us by selling securityholders will be set forth in prospectus supplements to this prospectus.

	Principal Amount
	of
	Notes Beneficially
	Owned Prior to	Number of	Ordinary Shares
	the Offering and	Ordinary Shares	Owned After
	Being Offered	Being Registered	Completion of the
Name	Hereby	Hereby(1)	Offering

ACE Tempest Reinsurance Ltd.	$120,000	2,460.89	—
Admiral Flagship Master Fund, Ltd.	$2,000,000	41,014.80	—
Admiral Flagship Master Fund, Ltd.	$6,000,000	123,044.40	—
Advent Convertible Arbitrage Master	$9,807,000	201,116.07	—
Advent Enhanced Phoenix	$4,468,000	91,627.06	—
Agamas Continuum Master Fund, Ltd.	$4,000,000	82,029.60	—
Alabama Children’s Hospital Foundation	$30,000	615.22	—
American Investors Life Insurance Company	$1,500,000	30,761.10	—
AmerUS Life Insurance Company	$1,600,000	32,811.84	—
ArKansas Pers	$575,000	11,791.76	—
ArKansas Pers	$675,000	13,842.50	—
Beamtenuersicherungs Kasse Des Kantons Zurich	$5,600,000	114,841.44	—
Bernische Lehrerversicherungskasse	$1,400,000	28,710.36	—
Boilermakers Blacksmith Pension Trust	$625,000	12,817.13	—
Boilermakers Blacksmith Pension Trust	$735,000	15,072.94	—
CALAMOS Market Neutral Income Fund — CALAMOS Investment Trust	$10,000,000	205,074.00	—
CALAMOS Market Neutral Income Fund — CALAMOS Investment Trust	$10,000,000	205,074.00	—

	Principal Amount
	of
	Notes Beneficially
	Owned Prior to	Number of	Ordinary Shares
	the Offering and	Ordinary Shares	Owned After
	Being Offered	Being Registered	Completion of the
Name	Hereby	Hereby(1)	Offering

Chrysler Corporation Master	$535,000	10,971.46	—
CIBC World Markets Corp	$8,800,000	180,465.12	—
Citadel Equity Fund, Ltd.	$12,000,000	246,088.80	—
Citigroup Global Markets Inc.	$1,800,000	36,913.32	—
DBAG London	$24,560,000	503,661.74	—
Delaware Public Employee’s Retirement System	$305,000	6,254.76	—
Delta Air Lines Master Trust — CV	$90,000	1,845.67	—
Delta Pilots Disability & Survivorship Trust — CV	$65,000	1,332.98	—
Deutsche Bank Securities Inc.	$5,000,000	102,537.00	—
F.M. Kirby Foundation, Inc.	$95,000	1,948.20	—
Fore Convertible Master Fund Ltd.	$4,944,000	101,388.59	—
Fore Erisa Fund Ltd.	$406,000	8,326.00	—
FPL Group Employees Pension Plan	$300,000	6,152.22	—
FPL Group Employees Pension Plan	$360,000	7,382.66	—
Gemini Sammelstiftung Zur Forderung Der Personaluorsorge	$600,000	12,304.44	—
Gemini Sammelstiftung Zur Forderung Der Personaluorsorge	$300,000	6,152.22	—
HFR CA OP. Master Trust	$412,000	8,449.05	—
Indianapolis Life Insurance Company	$500,000	10,253.70	—
Inflective Convertible Opportunity Fund I, L.P.	$2,300,000	47,167.02	—
Inflective Convertible Opportunity Fund I, L.P.	$2,500,000	51,268.50	—
Inflective Convertible Opportunity Fund I, Limited	$4,000,000	82,029.60	—
Inflective Convertible Opportunity Fund I, Limited	$4,800,000	98,435.52	—
Institutional Benchmark Series (Master Feeder) Limited in Respect of Electra Series c/o Quattro Fund	$700,000	14,355.18	—
Institutional Benchmark Series Limited	$800,000	16,405.92	—
Institutional Benchmark Series-Ivan Segregated Acct	$1,500,000	30,761.10	—
International Truck & Engine Corporation Non-Contributory Retirement Plan Trust	$50,000	1,025.37	—
International Truck & Engine Corporation Retiree Health Benefit Trust	$35,000	717.76	—
International Truck & Engine Corporation Retirement Plan for Salaried Employees Trust	$30,000	615.22	—
Jefferies Umbrella Fund Global Convertible Bond	$7,700,000	157,906.98	—
KBC Convertible Mac 28 Ltd.	$2,500,000	51,268.50	—
KBC Diversified Fund, a segregated portfolio of KBC Diversified Fund, SPC	$5,500,000	112,790.70	—
Louisiana CCRF	$90,000	1,845.67	—
Lyxor / Inflective Convertible Opportunity Fund	$3,900,000	79,978.86	—
Lyxor Master Trust Fund	$313,000	6,418.82	—
Lyxor/Inflective Convertible Opportunity Fund	$1,400,000	28,710.36	—
National Railroad Retirement	$295,000	6,049.68	—
OCM Convertible Trust	$175,000	3,588.80	—
OCM Global Convertible Securities Fund	$70,000	1,435.52	—
Partners Group Alternative Strategies PCC Limited, Red Delta Ltd c/o Quattro Fund	$1,000,000	20,507.40	—
PBGC Maintenance	$25,000	512.69	—

	Principal Amount
	of
	Notes Beneficially
	Owned Prior to	Number of	Ordinary Shares
	the Offering and	Ordinary Shares	Owned After
	Being Offered	Being Registered	Completion of the
Name	Hereby	Hereby(1)	Offering

Pensionkasse Der Antalis AG	$100,000	2,050.74	—
Pensionkasse Der Rockwell Automation AG	$200,000	4,101.48	—
Pensionkasse Huntsman	$200,000	4,101.48	—
Pensionkasse Huntsman II	$250,000	5,126.85	—
Platinum Grove Contingent Capital Master Fund Ltd.	$9,000,000	184,566.60	—
Polygon Global Opportunities Master Fund	$16,500,000	338,372.10	—
PV Promea	$400,000	8,202.96	—
Quattro Fund Ltd.	$7,600,000	155,856.24	—
Quattro Multistrategy Masterfund LP	$700,000	14,355.18	—
Qwest Occupational Health Trust	$20,000	410.15	—
Qwest Pension Trust	$225,000	4,614.17	—
RBC Financial Products USA Inc.	$2,750,000	56,395.35	—
Rhythm Fund Ltd.	$2,000,000	41,014.80	—
Sandelman Partners Multi Strategy Master Fund	$105,500,000	2,163,530.70	—
Steelhead Pathfinder Master LP	$550,000	11,279.07	—
The Northwestern Mutual Life Insurance Company — Group Annuity Separate Account	$250,000	5,126.85	—
TQA Master Fund Ltd.	$3,791,000	77,743.55	—
TQA Master Plus Fund Ltd.	$2,173,000	44,562.58	—
Trust for the Defined Benefit Plans of ICI American Holdings, Inc.	$50,000	1,025.37	—
Universal Investment Gesellschaft MBH REF Aventis	$3,000,000	61,522.20	—
UnumProvident Corporation	$75,000	1,538.06	—
UBS Securities LLC	$263,000	5,393.45	—
US Bank FBO Essentia Health Systems	$65,000	1,332.98	—
Vanguard Convertible Securities	$335,000	6,869.98	—
Vicis Capital Master Fund	$24,000,000	492,177.60	—
Virginia Retirement System	$430,000	8,818.18	—
Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, LLC	$1,444,000	29,612.69	—
Zurich Institutional Funds, Wandelanleihen	$100,000	2,050.74	—

(1)	Assumes conversion of all of the holder’s notes at the initial conversion rate of 20.5074 of our ADSs per $1,000 principal amount of notes. However, this conversion price will be subject to adjustment as described under the sections titled “Description of the Notes—Conversion Rights” As a result, the amount of ordinary shares underlying the ADSs issuable upon conversion of the notes may increase or decrease in the future.
     In addition, in connection with entering into a supply agreement with MEMC Electronic Materials Inc., one of our major suppliers of silicon wafers, on July 25, 2006, we granted MEMC Electronic Materials Inc. a warrant to purchase 7,359,636 of our ordinary shares at $27.97 per share. The warrant is exercisable in five separate 20% annual increments, with the first 20% annual increment being exercisable commencing on January 1, 2008, and each additional 20% annual increment becomes exercisable on January 1, 2009, 2010, 2011 and 2012, respectively. The warrant holder has five years to exercise the exercisable portion of the warrant. Upon exercising its ordinary share purchase warrant, MEMC Electronic Materials Inc. may sell, from time to time, up to 7,359,636 ADSs representing 7,359,636 ordinary shares in one or more offerings.

PLAN OF DISTRIBUTION
     We will not receive any of the proceeds of (1) the sale of the notes or the ADSs issued upon conversion of the notes, including our ordinary shares represented by the ADS, offered by this prospectus, and (2) the sale of the ADSs by the warrant holder identified herein upon exercise of the warrant to subscribe for and purchase from us 7,359,636 ordinary shares represented by ADSs. The notes, the ADSs issuable upon conversion of the notes or exercise of the warrant and our ordinary shares represented by such ADSs may be sold from time to time to purchasers:
•	directly by the selling securityholders, the warrant holder or their pledgees, donees, transferees or any successors in interest (all of whom may be selling securityholders or the warrant holder); or
•	through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling securityholders, the warrant holder or the purchasers of the notes, the ADSs issuable upon conversion of the notes or exercise of the warrant and our ordinary shares represented by such ADSs.
     The selling securityholders, the warrant holder and any such broker-dealers or agents who participate in the distribution of the notes, the ADSs issuable upon conversion of the notes and our ordinary shares represented by such ADSs may be deemed to be “underwriters.” As a result, any profits on the sale of the notes, the ADSs issuable upon conversion of the notes or exercise of the warrant and our ordinary shares represented by such ADSs by selling securityholders or the warrant holder and any discounts, commissions or concessions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. If the selling securityholders or the warrant holder were to be deemed underwriters, the selling securityholders or the warrant holder may be subject to certain statutory liabilities of, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.
     Any selling securityholder or the warrant holder who is a “broker-dealer” may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act. These securityholders purchased their notes in the open market, not directly from us, and we are not aware of any underwriting plan or agreement, underwriters’ or dealers’ compensation, or passive market-making or stabilization transactions involving the purchase or distribution of these securities by these securityholders. To our knowledge, none of the selling securityholders or the warrant holder who are affiliates of broker-dealers purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes, had any agreement or understanding, directly or indirectly, with any person to distribute the securities.
     If the notes, the ADSs issuable upon conversion of the notes or exercise of the warrant and our ordinary shares represented by such ADSs are sold through underwriters or broker-dealers, the selling securityholders or the warrant holder will be responsible for underwriting discounts or commissions or agent’s commissions.
     The notes, the ADSs issuable upon conversion of the notes or exercise of the warrant and our ordinary shares represented by such ADSs may be sold in one or more transactions at:
•	fixed prices;

•	prevailing market prices at the time of sale;

•	varying prices determined at the time of sale; or

•	negotiated prices.

     These sales may be effected in transactions:
•	on any national securities exchange or quotation service on which the notes, the ADSs issuable upon conversion of the notes or exercise of the warrant and our ordinary shares represented by such ADSs may be listed or quoted at the time of the sale, including the New York Stock Exchange;
•	in the over-the-counter market;
•	in transactions otherwise than on such exchanges or services or in the over-the-counter market; or
•	through the writing of options.
     These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.
     In connection with sales of the notes, the ADSs issuable upon conversion of the notes or exercise of the warrant and our ordinary shares represented by such ADSs, the selling securityholders or the warrant holder may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the notes, the ADSs issuable upon conversion of the notes or exercise of the warrant and our ordinary shares represented by such ADSs in the course of hedging their positions. The selling securityholders or the warrant holder may also sell the notes, the ADSs issuable upon conversion of the notes or exercise of the warrant and our ordinary shares represented by such ADSs short and deliver notes, the ADSs issuable upon conversion of the notes or exercise of the warrant and our ordinary shares represented by such ADSs to close out short positions, or loan or pledge notes, the ADSs issuable upon conversion of the notes or exercise of the warrant and our ordinary shares represented by such ADSs to broker-dealers that in turn may sell the notes, the ADSs issuable upon conversion of the notes or exercise of the warrant and our ordinary shares represented by such ADSs.
     To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders, the warrant holder and any underwriter, broker-dealer or agent regarding the sale of the notes, the ADSs issuable upon conversion of the notes or exercise of the warrant and our ordinary shares represented by such ADSs by the selling securityholders or the warrant holder. There can be no assurance that any selling securityholder or the warrant holder will sell any or all of the notes, the ADSs issuable upon conversion of the notes or exercise of the warrant and our ordinary shares represented by such ADSs pursuant to this prospectus. In addition, any notes, the ADSs issuable upon conversion of the notes or exercise of the warrant and our ordinary shares represented by such ADSs covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. We cannot assure you that any such selling securityholder or the warrant holder will not transfer, devise or gift the notes, the ADSs issuable upon conversion of the notes or exercise of the warrant and our ordinary shares represented by such ADSs by other means not described in this prospectus.
     Although the notes issued in the initial placement are eligible for trading on the PORTAL Market, notes sold using this prospectus will no longer be eligible for trading in the PORTAL system. We have not listed, and do not intend to list, the notes on any securities exchange or automated quotation system. The initial purchasers advised us that they intended to make a market in the notes. However, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. We cannot assure you that any market for the notes will develop or be sustained. If an active market is not developed or sustained, the market price and liquidity of the notes may be adversely affected.
     Our ADSs are listed on the New York Stock Exchange under the symbol “STP.”
     The selling securityholders and the warrant holder and any other person participating in such distribution will be subject to the Exchange Act.

     Pursuant to the registration rights agreement, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.
     We have agreed to pay the expenses incidental to the registration, offering and sale of the notes, the ADSs issuable upon conversion of the notes or exercise of the warrant and our ordinary shares represented by such ADSs to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

WHERE YOU CAN FIND ADDITIONAL INFORMATION
     We are currently subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.
     As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     This prospectus incorporates by reference some of the reports, proxy and information statements and other information that we have filed with or furnished to the SEC under the Exchange Act. This means that we are disclosing important business and financial information to you by referring you to those documents. The information that we later file with or furnish to the SEC will automatically update and supersede this information. We incorporate by reference the Annual Report on Form 20-F for the year ended December 31, 2006 (including each of the exhibits referenced therein) that we have previously filed with or furnished to the SEC and any future filings (other than any portions of such documents that are not deemed “filed” under the Exchange Act in accordance with the Exchange Act and applicable SEC rules) made with the SEC under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all of the securities offered by this prospectus are sold.
     To the extent there are inconsistencies between the information contained in this prospectus and the information contained in the documents incorporated by reference as of the date hereof, the information in this prospectus shall be deemed to supersede the information in such incorporated documents. Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
     Statements contained in this prospectus or in any document incorporated by reference into this prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all respects by such reference.
     In addition, for so long as any of the notes remain outstanding and during any period in which we are not subject to Section 13 or Section 15(d) of the Exchange Act, we will make available to any prospective purchaser or beneficial owner of the securities in connection with the sale thereof that information required by Rule 144A(d)(4) under the Securities Act. The information relating to us contained in this prospectus should be read together with the information in the documents incorporated by reference. In addition, certain information, including financial information, contained in this prospectus or incorporated by reference in this prospectus should be read in conjunction with documents we have filed with the SEC.
     Upon written or oral request, we will provide you with a copy of any of the incorporated documents without charge (not including exhibits to the documents unless the exhibits are specifically incorporated by reference into the documents). Requests for documents should be directed to 17-6 Changjiang South Road, New District, Wuxi, Jiangsu Province 214028, People’s Republic of China, telephone number (86) 510 8531 8888. Exhibits to these filings will not be sent unless those exhibits have been specifically incorporated by reference in this document.
     This prospectus is part of a registration statement that we have filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have not authorized nor have any of the selling stockholders authorized anyone to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

LEGAL MATTERS
     The validity of the issuance of the notes offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP. The validity of the ordinary shares represented by the ADSs and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples & Calder.

EXPERTS
     The financial statements as of June 30, 2007 and for the six months ended June 30, 2007 included in this registration statement have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement which express an unqualified opinion on the financial statements and includes an explanatory paragraph relating to the Company’s adoption of Financial Accounting Standards Interpretation No. 48, Accounting for Uncertainty in Income Tax, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
     The financial statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this registration statement by reference from the Company’s Annual Report on Form 20-F for the year ended December 31, 2006, have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report, which reports (1) express an unqualified opinion on the financial statements and includes an explanatory paragraph relating to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share Based Payment, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
     The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30/F Bund Center, 222 Yan An Road East, Shanghai 200002, Peoples Republic of China.

SUNTECH POWER HOLDINGS CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Suntech Power Holdings Co., Ltd.:
     We have audited the accompanying consolidated balance sheet of Suntech Power Holdings Co., Ltd. and subsidiaries (the “Company”) as of June 30, 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the six month period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
     We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Suntech Power Holding Co., Ltd. and subsidiaries at June 30, 2007, and the results of their operations and their cash flows for the six months ended June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.
     As discussed in note 2, effective January 1, 2007, the Company adopted FASB Interpretation No. 48 “Accounting for Uncertainty in Income Taxes”.
/s/ Deloitte Touche Tohmatsu CPA Ltd.
Shanghai, China
August 10, 2007

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEET
(In U.S. dollars, except share data)

June 30,
2007
ASSETS
Current assets:
Cash and cash equivalents	$519,963,435
Restricted cash	127,371,730
Inventories	198,384,936
Accounts receivable, net of allowance for doubtful accounts of $1,658,216	225,758,123
Other receivable, net of allowance for doubtful accounts of $554,907	5,605,934
Amounts due from related parties	6,674,318
Value-added recoverable tax	36,135,132
Advances to suppliers	76,969,950
Other financial assets	3,282,290
Assets held for sale	6,761,048
Deferred tax assets	456,839

Total current assets	1,207,363,735

Property, plant and equipment, net	185,255,379
Intangible assets, net	77,120,942
Goodwill	27,579,837
Investments in affiliates	6,660,908
Long-term investments	194,130
Long-term prepayments	144,485,514
Long-term loan to suppliers	99,134,187
Long-term deferred expenses	12,331,181
Other non-current assets	663,760
TOTAL ASSETS	$1,760,789,573

(Continued)

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED BALANCE SHEET
(In U.S. dollars, except share data)

June 30,
2007
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	$328,036,361
Accounts payable	59,134,839
Other payables	13,085,775
Payables in respect of purchase of property, plant and equipment	12,961,270
Advances from customers	965,454
Accrued payroll and welfare	3,450,852
Government grants	1,597,858
Income tax payable	3,302,657
Other liabilities	2,645,957

Total current liabilities	425,181,023

Long-term bank borrowings	28,685,633
Convertible Notes	500,000,000
Accrued warranty costs	14,297,860
Other financial liabilities	3,434,687
Retirement benefit obligations	3,406,232
Other long-term liabilities	4,520,241
Deferred taxes liabilities	23,257,720

Total liabilities	1,002,783,396

Commitments and contingencies (Note 24)
Minority interest	18,289,154
Shareholders’ equity:
Ordinary shares; par value $0.01: authorized 500,000,000 shares; issued and outstanding 152,093,476 shares	1,520,935
Additional paid-in capital	511,321,016
Retained earnings	220,197,282
Accumulated other comprehensive income	6,677,790

Total shareholders’ equity	739,717,023

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,760,789,573

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED INCOME STATEMENTS
(In U.S. dollars, except share data)

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2006	2007
	(unaudited)
Net revenues:
PV cells	$75,300,770	$5,413,723
PV modules	141,582,705	557,519,273
PV system integration	1,157,112	1,139,755

Total net revenues	218,040,587	564,072,751

Cost of revenues:
PV cells	53,428,280	4,811,740
PV modules	100,623,286	447,036,724
PV system integration	816,349	908,217

Total cost of revenues	154,867,915	452,756,681

Gross profit	63,172,672	111,316,070

Selling expenses	2,557,158	12,648,041
General and administrative expenses	9,740,342	25,954,021
Research and development expenses	2,710,259	7,829,683
Total operating expenses	15,007,759	46,431,745

Income from operations	48,164,913	64,884,325

Interest expenses	(2,034,494)	(10,424,265)
Interest income	4,501,473	15,013,830
Other income (expense), net	(1,193,195)	1,112,329

Earnings before income taxes, equity in income of investees and minority interests	49,438,697	70,586,219

Income tax expense	(3,741,429)	(4,516,058)
Minority interest	(13,784)	1,021,352
Equity in earnings of affiliates, net of taxes	172,141	305,839

Net income	$45,855,625	$67,397,352

Net income per share:
Basic	$0.31	$0.45

Diluted	$0.29	$0.41

Weighted average number of shares used in computation:
Basic	147,866,124	150,817,061

Diluted	156,125,732	166,485,588

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In U.S. dollars, except share data)

						Accumulated
			Additional			Other
	Ordinary		Paid-in	Deferred	Retained	Comprehensive
	Shares		Capital	compensation	Earnings	Income	Total
	Shares	Amount
Balance at January 1, 2006	147,487,707	$1,474,877	$364,043,762	$(12,716,132)	$47,602,672	$1,517,940	$401,923,119

Exercise of stock options	1,670,205	16,702	3,837,632	—	—	—	3,854,334
Adjustment for adoption of SFAS 123-R (Unaudited)	—	—	(12,716,132)	12,716,132	—	—	—
Share based compensation (Unaudited)	—	—	5,643,547	—	—	—	5,643,547
Net income (Unaudited)	—	—	—	—	45,855,625	—	45,855,625
Foreign currency translation adjustments (Unaudited)	—	—	—	—	—	960,306	960,306

Balance at June 30, 2006 (Unaudited)	149,157,912	$1,491,579	$360,808,809	—	$93,458,297	$2,478,246	$458,236,931

Balance at January 1, 2007	150,461,489	$1,504,615	$494,018,128	—	$153,605,007	$3,335,007	$652,462,757

Adoption of FIN48	—	—	—	—	(741,198)	—	(741,198)
Dividends declared and paid to minority interest	—	—	—	—	(63,879)	—	(63,879)
Exercise of stock options	1,631,987	16,320	4,736,752	—	—	—	4,753,072
Share based compensation	—	—	12,566,136	—	—	—	12,566,136
Net income	—	—	—	—	67,397,352	—	67,397,352
Foreign currency translation adjustments	—	—	—	—	—	3,342,783	3,342,783

Balance at June 30, 2007	152,093,476	$1,520,935	$511,321,016	—	$220,197,282	$6,677,790	$739,717,023

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2006	2007
	(unaudited)
Net income	$45,855,625	$67,397,352
Adjustments to reconcile net income to net cash used in operating activities:
Minority interest	13,784	(1,021,352)
Share based compensation	5,643,547	12,566,135
Depreciation and amortization	3,086,892	8,800,434
Amortization of debt issuance costs	—	1,882,019
Deferred taxes	(835,922)	(1,726,139)
Loss on disposal of property, plant and equipment	12,848	705,280
Goodwill written-off due to liquidation of a subsidiary	84,764	—
Provision for doubtful receivables	595,427	551,985
Amortization of long-term prepayments	—	1,034,659
Provision for obsolete inventories	445,803	(1,040,516)
Equity in earnings of affiliate	(172,141)	(305,839)
(Gain) loss on financial derivative, net	1,483,500	(509,229)
Imputed interest income for long-term loans to suppliers	—	(1,735,992)
Amortization of imputed interest income	—	463,357
Changes in operating assets and liabilities:
Inventories	(33,142,681)	2,947,474
Accounts receivable	(27,473,295)	(127,393,582)
Other receivable	(70,645)	(368,934)
Value-added recoverable tax	(2,265,209)	(9,916,773)
Advances to suppliers	(42,958,818)	2,473,591
Amounts due from related parties	—	(6,192,000)
Long-term prepayment	(3,095,026)	(11,442,664)
Long-term loan to suppliers	—	(75,625,000)
Long-term deferred expenses	—	(1,713,200)
Other assets	—	(129,357)
Accounts payable	9,003,429	18,593,373
Other payables	(1,718,217)	5,342,536
Advances from customers	(895,159)	30,340
Accrued payroll and welfare	242,871	388,092
Income tax payable	508,458	21,181
Amounts due to related parties	(303,018)	(274,667)
Accrued warranty costs	1,402,972	5,235,221
Other long-term liabilities	—	(4,186,136)

Net cash used in operating activities	(44,550,211)	(115,148,351)

Investing activities:
Sales of investment securities	—	508,981
Purchase of financial derivatives	(1,837,500)
Investment in affiliates	—	(4,608,000)
Purchases of property, plant and equipment	(23,334,206)	(78,625,491)
Purchases of intangibles	—	(4,857,091)
Proceeds from disposal of property, plant and equipment	5,240	93,362
Government grants	302,096	489,550
Change in restricted cash	(13,342,946)	(48,516,346)

Net cash used in investing activities	(38,207,316)	(135,515,035)

(Continued)

SUNTECH POWER HOLDINGS CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In U.S. dollars)

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2006	2007
	(unaudited)
Financing activities:
Proceeds from exercise of stock options	$3,854,334	$4,753,072
Net proceeds from short-term bank borrowings	31,864,135	48,880,857
Proceeds from issuance of convertible notes	—	500,000,000
Payment of convertible notes issuance expenses	—	(12,500,000)
Contribution from minority shareholder of a subsidiary	—	792,392
Dividends paid to minority interest	—	(24,748)
Net cash provided by financing activities	35,718,469	541,901,573

Effect of exchange rate changes	504,502	3,195,275

Net increase in cash and cash equivalents	(46,534,556)	294,433,462

Cash and cash equivalents at the beginning of the year	359,324,290	225,529,973

Cash and cash equivalents at the end of the year	312,789,734	$519,963,435

Supplemental disclosure of cash flow information:
Interest paid	1,996,667	$10,125,488

Income taxes paid	4,494,971	$6,678,311

Supplemental schedule of non-cash investing activities:
Purchases of property, plant and equipment included in accounts payable	8,750,809	$12,961,270

Supplemental schedule of non-cash financing activities:
Dividend payable to minority interest declared but not paid	—	$39,131

See notes to consolidated financial statements.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
1. ORGANIZATION AND PRINCIPAL ACTIVITIES
     Suntech Power Holdings Co., Ltd. (“Suntech Power”) was incorporated in the Cayman Islands under the laws of the Cayman Islands on August 8, 2005. On December 14, 2005, the Company became listed on the New York Stock Exchange (“NYSE”) in the United States.
     Suntech Power and its subsidiaries (collectively the “Company”) are principally engaged in the design, development, manufacturing and marketing of photovoltaic (“PV”) products.
     Before May 19, 2005, substantially all of the Company’s business was conducted through an operating subsidiary established in the People’s Republic of China (the “PRC”), Wuxi Suntech Power Co., Ltd. (“Wuxi Suntech”), in which Suntech Power indirectly holds a 100% interest. Suntech Power, through its subsidiary, Power Solar System Co., Ltd. (“Power Solar BVI”), acquired 100% of the voting interest in Wuxi Suntech through a series of planned transactions that were completed on May 19, 2005. These transactions have been accounted for as a recapitalization because there was no control or collaborative group established.
     On August 8, 2005, the Company issued 1 share for par value of $0.01 on incorporation. On August 29, 2005, in connection with a legal reorganization, the Company issued 89,999,999 fully paid up shares of $0.01 each on a pro-rata basis to the shareholders of Power Solar BVI that owned 100% of Wuxi Suntech in exchange for those interests. The Company has accounted for the issuance of shares in connection with this reorganization as a legal reorganization of entities under common control in a manner similar to a pooling-of-interests, and accordingly all share and per share data have been restated to give retroactive effect to this transaction. Accordingly, the share capital represents the capital amount of the Company as if the reorganization had been completed as of the earliest period presented.
     As of June 30, 2007, Suntech Power’s subsidiaries include the following entities:

		Date of	Place of	Percentage
Subsidiary	Date of acquisition	incorporation	incorporation	of ownership
Power Solar BVI	N/A	June 23, 2000	BVI	100%

Power Solar System Pty. Ltd.	N/A	June 23, 2000	Australia	100%

Wuxi Suntech	N/A	January 22, 2001	PRC	100%

Luoyang Suntech Power Co., Ltd. (“Luoyang Suntech”)	N/A	October 16, 2005	PRC	88%

Qinghai Suntech Nima Power Co., Ltd. (“Qinghai Suntech”)	July 18, 2005	July 24, 2000	PRC	51%

Suntech Power (Hong Kong) Co., Ltd. (“Suntech Hong Kong”)	N/A	May 10, 2006	BVI	100%

Suntech America Inc. (“Suntech America”)	N/A	July 5, 2006	USA	100%

MSK Corporation (“MSK”)	August 11, 2006	July 1, 1967	Japan	67%

Sunergy Power Co., Ltd. (“Sunergy Power”)	N/A	August 24, 2006	PRC	100%

Suntech Power Co., Ltd. (“Suntech Power”)	N/A	November 28, 2006	PRC	100%

Shenzhen Suntech Power Co., Ltd. (“Shenzhen Suntech”)	N/A	February 7, 2007	PRC	80%

Jiangsu Suntech Energy Technology Research Co., Ltd. (“Suntech Research”)	N/A	February, 2007	PRC	90%

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES
     (a) Basis of presentation
     The consolidated financial statements of the Company have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).
     (b) Basis of Consolidation
     The consolidated financial statements include the financial statements of Suntech Power and its majority-owned subsidiaries. All significant intercompany transactions and balances are eliminated on consolidation.
     (c) Use of estimates
     The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets, long lived assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company bases its estimates on historical experience and various other factors believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Significant accounting estimates reflected in the Company’s consolidated financial statements include allowance for doubtful receivables, forfeiture rate of stock options, the useful lives of and impairment for property, plant and equipment and intangible assets, accruals for warranty costs, valuation allowance of deferred tax assets, assumptions used in purchase price allocation, impairment of goodwill and intangible assets with indefinite lives.
     (d) Cash, cash equivalents and restricted cash
     Cash and cash equivalents consist of cash on hand, highly liquid investments and demand deposits, which are unrestricted as to withdrawal and use, and which have maturities of three months or less when purchased.
     Restricted cash represents bank deposits for securing letter of credit facilities granted to the Company and amounts held by counterparties under forward contracts. The Company has classified them as restricted cash as they are not available for use in its operations.
     (e) Derivatives
     The Company’s primary objective for holding derivative financial instruments is to manage currency and interest rate risks. The Company records derivative instruments as assets or liabilities, measured at fair value. The recognition of gains or losses resulting from changes in the values of those derivative instruments is based on the use of each derivative instrument.
     During the period ended June 30, 2007, the Company entered into various interest rates swap contracts to protect against volatility of future cash flows caused by the changes in interest rates associated with the outstanding debts. The interest rate swap contracts do not qualify for hedge accounting. In first half of 2007, hedging gains or losses on the interest rate swap contracts were recognized in the statement of operations. As of June 30, 2007, the Company had outstanding interest rate swap contracts with notional amounts of $49,113,900.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
     In addition to the above mentioned interest rate swap contracts, during the first half of 2007, the Company entered into cross-currency exchange rate swap agreements and structured warrant contracts to protect against volatility of future cash flows caused by the changes in both interest rate and exchange rate associated with the outstanding long-term debts that are denominated in a currency other than US dollar. The cross-currency exchange rate swap agreements and structured warrants do not qualify for hedge accounting. In first half of 2007, hedging gains or losses on the agreements and contracts were recognized in the statement of operations. As of June 30, 2007, the Company had outstanding cross-currency exchange rate swap agreements and structured warrant contracts with notional amounts of $172,000,000.
     As of June 30, 2007, the fair value of these derivative instruments was recorded in accrued expenses and other financial assets (liabilities), with the change of fair value of forward foreign exchange contracts recorded as part of other income (expense), the change of fair value of interest rate swap contract and cross currency exchange rate swap contracts are recorded as part of interest expense.
     (f) Inventories
     Inventories are stated at the lower of cost or market. Cost comprises direct materials and where applicable, direct labors costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost of inventory has historically been determined by the weighted average method. By taking advantage of SAP implementation, management changed to standard cost for work-in-progress and finished goods valuation instead of average cost since May 2006. The management considered standard cost as a preferred methodology.
     (g) Assets held for sale
     Assets held for sale are stated at the lower of cost or net realizable value. Cost comprises the cost of purchase and, where applicable, direct costs associated with the purchase. The Company evaluates its properties held for sale for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company has determined that there was no impairment of assets held for sale as of June 30, 2007.
     (h) Property, plant and equipment
     Property, plant and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on a straight-line basis over the following estimated useful lives:

Land	Infinite
Buildings	20-27 years
Leasehold improvements	over the shorter of the lease term or their estimated useful lives
Plant and machinery	5-10 years
Furniture, fixtures and equipment	4-15 years
Motor vehicles	4-6 years
     Costs incurred in constructing new facilities, including progress payments and other costs relating to the construction, are capitalized and transferred to property, plant and equipment on completion and depreciation commenced from that time.
     (i) Long term investment
     Long-term investments include un-quoted equity securities which are classified as held-to-maturity. Securities are classified as held to maturity when the management has the intent and ability to hold them to maturity and are stated at amortized cost, less provision for any other-than temporary decline in their value.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
     (j) Intangible assets
     Technical know-how is carried at cost less accumulated amortization. The technical know-how comprises the design of the PV manufacturing line, selection of facility and manufacturing equipment, provision of manufacturing technologies and process for high efficiency silicon solar cells based on screen printing method, provision of innovations for continuous improvement of cell efficiencies, and manufacturing cost reduction. Amortization is calculated on a straight-line basis over the expected useful life of the assets of 10 years.
     Intangible assets in connection with the acquisition of MSK consist primarily of trade name, patents and technology, customer relationships, and backlog. Intangible assets are recorded at the fair value on the acquisition date. Amortization is provided on a straight-line basis over the following estimated useful lives:

Trade name	Indefinite
Patents and technology	25 years
     Land use rights are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the term of the land use right agreement, which ranges from 46 to 50 years.
     Customer relationships are recorded at cost less accumulated amortization. Amortization is provided on an accelerated method over 13 years.
     (k) Goodwill and other intangible assets
     Goodwill represents the excess of the cost of acquisition over the fair value of the identifiable assets less liabilities acquired.
     Goodwill is reviewed at least annually for impairment, or earlier if there is indication of impairment, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS 142 also requires the Company to compare the fair value of the acquired business to its carrying amount on an annual basis to determine if there is potential goodwill impairment. If the fair value of the acquired business is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the goodwill is less than its carrying value. Fair values for acquired businesses are determined based on discounted cash flows, market multiples or appraised values.
     The Company reviews long-lived assets and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An asset is considered to be impaired when the sum of the undiscounted future net cash flows expected to result from the use of the asset and its eventual disposition exceeds its carrying amount. The amount of impairment loss, if any, is measured as the excess of the carrying value of the asset over the present value of estimated future cash flows using a discount rate commensurate with the risks involved.
     (l) Purchase price allocation
     The Company accounts for business acquisitions using the purchase method of accounting. The Company allocates the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, the Company must identify and attribute values and estimated lives to the intangible assets acquired. The excess of the total considerations over the fair value of the tangibles assets are then allocated to intangible assets and goodwill.
     (m) Investments in affiliates
     The affiliated companies in which the Company owns more than 20% and less than or equal to 50% of the investment are accounted for using the equity method of accounting. The Company’s share of earnings of the equity investments are included in the accompanying consolidated income statements.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
     (n) Impairment of long-lived assets
     The Company evaluates its long-lived assets and finite lived intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When these events occur, the Company measures impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the fair value of the assets. There was no impairment charge recognized during the periods ended June 30, 2006 (unaudited) and 2007.
     (o) Income taxes
     Deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, net operating loss carry forwards and credits by applying enacted statutory tax rates applicable to future years. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on the characteristics of the underlying assets and liabilities, or the expected timing of their use when they do not relate to a specific asset or liability.
     (p) Revenue recognition
     The Company recognizes revenues for product sales when persuasive evidence of an arrangement exists, delivery of the product has occurred, title and risk of loss have transferred to the customer, the sales price is fixed or determinable, and collectibility of the receivable is reasonably assured.
     Since 2006, a majority of the Company’s contracts are written such that the products are shipped FOB with normal credit terms of 45 days or less. Accordingly, the Company must receive written evidence that the products have been delivered to FOB departure ports or airports assigned by customers prior to recognizing revenue. The Company also ships certain amount of products based on FCA destination terms where the Company recognizes revenue after the Company ships products to shipment agents assigned by customers. Sales of PV cells and modules are recorded when the products are delivered and title has passed to the customers. A majority of the Company’s sales to domestic customers require the customers to prepay before delivery occurs. Such prepayments are recorded as advances from customers, in the Company’s financial statements, until delivery occurs.
     The Company has distributor arrangements with certain parties for sales on their own accounts or, through arrangements with the Company, to ship directly to specified customers. In either arrangement the distributor pays the Company for products based on pre-arranged price. The payment terms with the distributors are either down payment upon delivery or letter of credit with up to 2 months credit period.
     The Company recognizes revenues for systems integration at the time the integration project is completed (contracts are typically within 1 year), primarily because the Company does not have vendor specific objective evidence to allow for separating the various components of the systems integration contracts into separate units of accounting.
     Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
     (q) Buy/sell arrangements
     The Company has buy/sell arrangements with certain raw materials vendors wherein the Company sells finished goods, comprised of either solar cells or solar modules, in exchange for the acquisition of raw materials in the form of silicon wafers. These arrangements are with counterparties in the same line of business as the Company and are executed as a means of securing a consistent supply of silicon wafer raw materials. The exchanges of its finished goods inventory items for raw material silicon wafers are recorded at fair value.
     During the period ended June 30, 2006, the Company purchased $63,491,683 (unaudited) of raw materials and sold $119,697,002 (unaudited) of finished goods under these buy/sell arrangements. There were no such kind of buy/sell arrangements in the first half of 2007.
     (r) Cost of revenue
     Cost of revenue includes production and indirect costs, as well as shipping and handling costs for products sold.
     (s) Research and development
     Research and development costs are expensed when incurred.
     (t) Advertising expenses
     Advertising expenses are charged to the income statements in the period incurred. The Company incurred advertising expenses amounting to $465,388 (unaudited) and $935,151 for the periods ended June 30, 2006 and June 30, 2007, respectively.
     (u) Warranty cost
     The Company warrants its products for up to 25 years after sales have taken place. Due to limited warranty claims to date, the Company accrues the estimated costs of warranties based on an assessment of its competitors’ accrual history while incorporating some estimates of failure rates through its quality review staff. Actual warranty costs are accumulated and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, the Company will prospectively revise its accrual rate.
     (v) Government grants
     Government grants are recognized when received and all the conditions for their receipt have been met. Government grants are recognized as income in the period in which the related expenditures are recorded. Capital grants for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets.
     (w) Leases
     Leases are classified as capital or operating leases. A lease that transfers to the lessee substantially all the benefits and risks incidental to ownership is classified as a capital lease. At inception, a capital lease is recorded at present value of minimum lease payments or fair value of the asset whichever is less. Assets recorded as capital leases are amortized on a basis consistent with that of accounting for capital assets or lease term whichever is less. Operating lease costs are expensed as incurred.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
     (x) Start-up costs
     The Company expenses all costs incurred in connection with start-up activities, including pre-production costs associated with new manufacturing facilities and costs incurred with the formation of the Company such as organization costs. Pre-production costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Pre-production costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses.
     (y) Foreign currency translation and comprehensive income
     The United States dollar (“US dollar”), the currency in which a substantial portion of the Company’s transactions are denominated, is used as the functional and reporting currency of the Company. Monetary assets and liabilities denominated in currencies other than the US dollar are translated into US dollar at the rates of exchange ruling at the balance sheet date. Transactions in currencies other than the US dollar during the year are converted into the US dollar at the applicable rates of exchange prevailing on the day transactions occurred. Transaction gains and losses are recognized in the statements of operations.
     The financial records of certain of the Company’s subsidiaries are maintained in local currencies other than the US dollar, such as Renminbi (“RMB”) and Japanese Yen (“JPY”), which are their reporting currencies, respectively. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of shareholders’ equity.
     Total comprehensive income is comprised of net income and foreign currency translation adjustments and amounted to $46,815,931 (unaudited) and $70,740,135 for the periods ended June 30, 2006 and 2007, respectively.
     (z) Foreign currency risk
     The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the China foreign exchange trading system market. The Company’s aggregate amount of cash, cash equivalents and restricted cash denominated in RMB amounted to $39,875,022 as of June 30, 2007.
     (aa) Concentration of credit risk
     Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalent, accounts receivable and advances to suppliers. All of the Company’s cash and cash equivalents are held with financial institutions that Company management believes to be high credit quality.
     The Company conducts credit evaluations of customers and generally does not require collateral or other security from its customers. The Company establishes an allowance for doubtful accounts primarily based upon the age of the receivable and factors surrounding the credit risk of specific customers. With respect to advances to suppliers, such suppliers are primarily suppliers of silicon wafers raw materials. The Company performs ongoing credit evaluations of its suppliers’ financial conditions. The Company generally does not require collateral or other security against advance to suppliers; however, it maintains reserve for potential credit losses and such losses have historically been within management’s expectations.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
     (ab) Fair value of financial instruments
     The carrying value of cash and cash equivalents, trade receivables, advances to suppliers, short-term investments, derivative assets and liabilities, accounts payable and short-term borrowings approximate their fair values due to the short-term maturity of these instruments. The long-term bank borrowings approximate their fair value since the contract was recently entered into and market interest rates have not fluctuated significantly since that date. The fair value of the long-term loans to suppliers is determined based on an imputed interest rate which represents the suppliers’ average borrowing rate. The long-term prepayments have carrying values approximating their fair values of June 30, 2007.
     (ac) Post retirement benefits
     The Company’s Japanese subsidiary has a defined benefit plan which applies to all directors and employees since the date of hire. Pension liability is calculated based on actuarial valuation. In September 2006, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of SFAS Nos. 87, 88, 106 and 132(R)” (“SFAS 158”). This statement, among other things, requires that the Company to recognize in its statement of financial position the funded status of a defined benefit postretirement plan, measure a defined benefit postretirement plan’s assets and obligations that determine its funded status as of the end of the employer’s fiscal year and recognize changes in the funded status of a defined benefit postretirement plan in comprehensive income in the year in which the changes occur.
     (ad) Share-based compensation
     Share-based compensation cost is measured at the grant date fair value of the award and recognized in expense over the requisite service period.
     (ae) Net income per share
     Basic income per share is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares and is calculated using the treasury stock method for stock options and warrants. Common equivalent shares for which the exercise price exceeds the average market price over the period have an anti-dilutive effect on EPS and, accordingly, are excluded from the calculation. The shares that would be issued upon the conversion of the Company’s 0.25% Convertible Senior Notes (See Note 10 to the Consolidated Financial Statements) are included in the calculation of diluted earnings per share using the if converted method if their inclusion is dilutive to earnings per share.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
2. SUMMARY OF PRINCIPAL ACCOUNTING POLICIES — continued
     (ae) Net income per share — continued
     The following table sets forth the computation of basic and diluted income per share for the periods indicated:

	Six Months Ended June 30,
	2006	2007
	(unaudited)
Income available to ordinary shareholders	$45,855,625	$67,397,352
Add: Interest expenses associated with convertible notes		472,222

Net earnings assuming dilution	$45,855,625	$67,869,574

Weighted average number of ordinary shares for the calculation Of basic income per share	147,866,124	150,817,061
Effect of dilutive potential ordinary shares:
Convertible notes	—	7,874,388
Share options and warrants	8,259,608	7,794,139

Weighted average number of ordinary shares for the calculation of diluted income per share	156,125,732	166,485,588

Basic income per share	$0.31	$0.45

Diluted income per share	$0.29	$0.41

(af) Recently issued accounting pronouncements
     In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits companies to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of this statement on the consolidated financial statement.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements’’ (“SFAS 157’’), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measures. SFAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. This statement is effective for financial statements issued for fiscal year beginning after November 15, 2007, and interim periods within those fiscal years, with earlier application encouraged. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for a limited form of retrospective application for certain financial instruments. The Company is currently evaluating the impact, if any, of this statement on the consolidated financial statement.
3. BUSINESS ACQUISITIONS
     On August 2, 2006, the Company acquired 66.88% of the equity interest of MSK Corporation (“MSK”), a Japanese-based PV product manufacturer and specialized in building-integrated photovoltaic (BIPV). The total consideration for the equity interest was approximately $111 million, including direct acquisition costs and certain post-closing adjustments. The acquisition has been accounted for as a purchase business combination. The Company’s Consolidated Financial Statements include the results of operations of MSK since its acquisition in August 2006. The Company also agreed to acquire all or a substantial portion of the remaining equity interest of MSK by issuing shares of the Company’s common stock to MSK’s minority shareholders. The consideration of the remaining 33.22% equity will be determined on the basis of MSK’s ability to achieve certain revenue and net income margin targets (the “second closing”). The price per share of the Company’s common stock to be exchanged to MSK’s minority shareholders will be equal to $29.00 per share.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
4. ASSETS HELD FOR SALE
The Company has been actively marketing fixed assets in the Fukuoka plant of MSK since April 2007. During the period ended June 30, 2007, the Company initiated the solicitation of bids from interested parties and is proceeding with an active program for the sale of the fixed assets. Accordingly, commencing with the second quarter 2007, the fixed assets have been reported as assets held for sale. The divestiture of the fixed assets is consistent with the Company’s strategy of concentrating its resources in core product areas and in centralizing the production function in MSK. As of June 30, 2007, the carrying value of the fixed assets held for sale was USD6,761,048.
5. INVENTORIES
     Inventories consist of the following:

At June 30,
2007
Raw materials	$89,509,274
Work-in-process	10,728,428
Finished goods	98,147,234

$198,384,936

6. ACCOUNTS RECEIVABLE AND OTHER RECEIVABLE
     The Company made provisions for doubtful debts of in the aggregate amount of $595,427 and $551,985 during the period ended June 30, 2006 (unaudited) and 2007 respectively.
7. PROPERTY, PLANT AND EQUIPMENT, NET
     Property, plant and equipment, net consist of the following:

At June 30,
2007
Cost
Land	$882,453
Buildings	24,056,248
Leasehold improvements	3,359,916
Plant and machinery	88,718,370
Furniture, fixtures and equipment	11,116,629
Motor vehicles	1,202,691
Construction in process	81,529,981

Total	210,866,288
Less: Accumulated depreciation	(25,610,909)

Property, plant and equipment, net	$185,255,379

     Depreciation expense was $2,991,682 (unaudited) and $7,650,409 for the six month periods ended June 30, 2006 and 2007, respectively.
     The construction in process primarily represents the construction of new plants and expansion of existing capacities.
     The Company conducts a major part of its operations from leased machinery and equipments in Japan, detail information is separately disclosed in note 17.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
8. INTANGIBLE ASSETS, NET
     Net acquired intangible assets, consist of the following:

At June 30,
2007
At cost or at fair value on acquisition date
Trade name	$38,830,485
Patents and technology	17,650,714
Customer relationships	14,420,270
Technical know-how	1,853,938
Land use rights	6,992,249
Others	553,754

Total	80,301,410

Less: Accumulated amortization	(3,180,468)

Total	$77,120,942

     At inception, certain shareholders agreed to contribute approximately $6.4 million for an 80% interest in Wuxi Suntech and the other shareholder agreed to contribute unpatented technical know-how for a 20% interest. The implied fair value of the unpatented technical know-how was approximately $1.6 million. The unpatented technical know-how was a contractual provision between Dr. Shi, the founder, chairman of the board of directors and the chief executive officer of the Company, and the remaining equity interest holders at the formation of Wuxi Suntech.
     Amortization expense for the periods ended June 30, 2006 and June 30, 2007 were $95,210 (unaudited) and $1,150,025, respectively.
     For each of the next five years, annual amortization expenses of the above intangible assets will be approximately $2,300,050.
9. GOODWILL
     The changes in the carrying amount of goodwill for the year ended June 30, 2007 were as follows:

Beginning balance at January 1, 2007	$28,551,652
Translation	($971,815)

Ending balance at June 30, 2007	$27,579,837

     Management performs goodwill impairment test on annual basis or more frequently if an event occurs or circumstances change that could more likely than not reduce the fair value of the goodwill below its carrying amount and determine whether there is goodwill impairment by the reporting unit.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
10. CONVERTIBLE NOTES
     In February 2007, the Company issued, in a private placement, US$425 million aggregate principal amount of Convertible Senior Notes due February 15, 2012, with an interest rate of 0.25% (“Convertible Notes” or “Notes”). Each $1,000 principal amount of the Notes will initially be convertible into 20.5074 American Depository Shares, or ADSs, par value $.01 per share at a conversion price of $48.76, subject to adjustment. The Notes are convertible, at the option of the holder, prior to February 15, 2010, upon occurrence of specified events, including but not limited to a change in control, or if after any calendar quarter ending after March 31, 2007, the closing sales price of the Company’s ADSs for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price of the notes in effect on the last trading day of the immediately preceding calendar quarter; (2) the notes will be convertible during the five consecutive business days immediately after any five consecutive trading day period (we refer to this five consecutive trading day period as the “note measurement period’’) if the average trading price per $1,000 principal amount of the notes during the note measurement period was equal to or less than 97% of their average conversion value during the note measurement period; (3) the notes will be convertible upon the occurrence of specified corporate transactions as defined in the agreement; (4) the notes will be convertible if we have called the notes for redemption; and (5) the notes will be convertible from, and including, January 15, 2010 to, and including, the third business day preceding February 15, 2010, and from, and including, November 15, 2011 to, and including, the third business day preceding their maturity date. On the issuance date, 2007, the initial purchasers exercised their over-allotment option to purchase an additional $75 million of the Notes, solely to cover over-allotments.
     On or after February 15, 2010, the holders have the right to require the Company to repurchase all or a portion of their notes on at a repurchase price equal to 100% of the principal amount of Notes to be repurchased, plus accrued and unpaid interest and liquidated damages, if any, to the repurchase date. The Company will have the right to redeem the Notes in whole or in part, at any time or from time to time, on or after February 15, 2010 at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. Interest on the notes will be paid semi-annually in arrears on February 15 and August 15 of each year, beginning on August 15, 2007.
11. INVESTMENTS IN AFFILIATES
     During April 2005, the Company acquired a 25% equity interest in Jiangsu Huariyuan Electronics Technology Co., Ltd. (“Jiangsu Huariyuan”) for a purchase price of $905,837. Due to its 25% voting interests in Huariyuan, the Company accounts for this investment using the equity method of accounting. The Company’s equity in earnings of this affiliate is recognized in the income statement. The Company’s equity in net income of Jiangsu Huariyuan amounted to $214,463 (unaudited) and $305,893 for the periods ended June 30, 2006 and 2007, respectively.
     On June 19, 2007, the Company invested in Glory Silicon Enter (Zhenjiang) Co., Ltd. (“Glory”) for $4,600,000 which represents its 18% equity interest. Due to its 25% voting interest in Glory, the Company accounts for this investment using the equity method of accounting.
12. LONG-TERM PREPAYMENTS
     Long-term prepayments consist of the following:

At June 30,
2007
Warrants to a supplier	$116,793,113
Long term prepayment to suppliers	26,439,660
Deposit	877,475
Others	375,266

Total	$144,485,514

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
12. LONG-TERM PREPAYMENTS — continued
     On July 25, 2006, the Company entered into a 10-year supply agreement with a supplier, under which the Company has a “take or pay’’ obligation to purchase the yearly minimum quantities over a 10-year each year period starting from January 1, 2007 at pre-determined fixed price. The Company granted the supplier on a separate legal document from the 10-year supply agreement a warrant to purchase 7,359,636 ordinary shares of the Company. The exercise price was set at $27.97 per each warrant share. This warrant is immediately vested on the grant date, and is exercisable in 5 separate 20% annual increments, with the first 20% annual increment being exercisable commencing on January 1, 2008. Each additional (20%) annual increment shall become exercisable on January 1, 2009, January 1, 2010, January 1, 2011 and January 1, 2012, respectively.
     The fair market value of this ordinary shares purchase warrant was determined by management with the assistant of a third party valuation specialist, using the Black-Scholes option pricing model, and was valued at $117,827,772. The following assumptions were used in the Black-Scholes option pricing model:

At
July 25, 2006
Average risk-free rate of return	5.559%
Weighted average expected holding period of the Warrant	5.94 years
Volatility rate	68%
Dividend yield	0%
     The fair value of the compensation cost was initially recorded in the consolidated balance sheet, and amortization started with the delivery in January 2007. The remaining balance will be amortized over the life of the supply contract, which is 10 years, in accordance with the actual delivery volume over the total contracted delivery volume. As of June 30, 2007, the Company has amortized $1,034,659 in warrant cost and recorded this amount in cost of revenues. The unamortized outstanding balance was $116,793,113 as of June 30, 2007.
13. LONG-TERM LOAN TO SUPPLIERS
     Long-term loan to suppliers consist of the following:

At June 30,
2007
Supplier A	$88,914,565
Supplier B	10,219,622

Total	$99,134,187

     In connection with transaction specified in Note 12, as part of the agreement, the Company also agreed to loan the supplier A an aggregate amount of $625 million over the course of the agreement, as a means of securing the Company’s obligations to the supplier. The supplier shall use the loan to expand its manufacturing capacity in connection with this agreement. The loan shall be repaid by the supplier, without interest, up to the amount of $606.3 million (97% of the aggregate loan amount). If the Company failed to purchase the yearly minimum quantities in any contract year under the “take or pay’’ provisions, the supplier may retain a portion of the loan up to the purchase shortfall. As of June 30, 2007, in connection with the loan amount, $87,500,000 has been paid by the Company to the supplier. $1,877,921 has been accrued as imputed interest for the interest free loan. Imputed interest was computed using the weighted average interest rate of 3.70% for comparable long-term supplier borrowings.
     As of June 30, 2007, the Company loaned the supplier B $10 million as a means of securing long term supply of materials. Supplier B agreed to grant the Company an option to (1) offset the advanced payment to the payment for purchase of polysilicon products under the Supply Contract, without accrued interest thereof or (2) purchase a 20% shareholder interests in supplier B with its anticipated total registered share capital of USD$50,000,000 for nil consideration and waive the advanced payment. The Company recorded approximately $219,622 for imputed interest for the interest free loan. Imputed interest was computed using the weighted average interest rate of 5.38% for comparable long-term supplier borrowings.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
14. BANK BORROWINGS

At June 30,
2007
Bank borrowings	$356,721,994

Analysis as:
Short-term	319,860,431
Long-term, current portion	8,175,930

Subtotal	328,036,361
Long-term, non-current portion	28,685,633

Total	$356,721,994

     The Company’s short-term bank borrowings for the six month ended June 30, 2007 bore an average interest rate of 4.56% per annum. These loans are borrowed from various financial institutions and represent the maximum amount of each facility. These loans do not contain any financial covenants or restrictions. The borrowings have one year terms and expire at various times throughout the year.
     The Company has a long-term credit facility (“Credit Facility”) with Industrial and Commercial Bank of China. The Credit Facility does not contain any financial covenants or restrictions. The maximum borrowing amount under the Credit Facility is $6,178,950 (RMB50,000,000), of which $2,471,587 (RMB20,000,000) was borrowed on March 31, 2005; and an additional $3,707,370 (RMB30,000,000) was borrowed on September 26, 2005. The debt does not require any collateral or guarantee. The Credit Facility provides for a three-year term expiring on March 28, 2008 at an interest rate of 5.76% per annum for the first drawing of $2,626,220 (RMB20,000,000) and 6.336% per annum for the second drawing of $3,939,330 (RMB30,000,000) in the first year, and at market rate for the subsequent years. The total outstanding balance under the Credit Facility is $2,626,220 (RMB20,000,000) as of June 30, 2007 and bears an interest rate of 6.336%.
     The Company has a long-term credit facility (“Credit Facility”) with Construction Bank of China. The Credit Facility does not contain any financial covenants or restrictions. The maximum borrowing amount under the Credit Facility is $16,545,186 (RMB126,000,000), of which $11,817,990 (RMB90,000,000) was drawn down on February 25, 2007; and the rest of $4,727,196 (RMB36,000,000) was drawn down on May 14, 2007. The Credit Facility bears an interest rate of 6.30% per annum for $11,799,000 (RMB90,000,000) and 6.24% per annum for $4,727,196 (RMB36,000,000). In addition, The Company also has two long-term credit facilities with Bank of Communication. One Credit Facilities is restricted for fixed assets acquisitions. The maximum borrowing amount of the fixed assets Credit Facility is $6,565,550 (RMB50,000,000), all of which was drawn on March 23, 2007. The Credit Facility bears an interest rate of 6.24% per annum. The other Credit Facility with Bank of Communication, Luoyang Branch does not contain any financial covenants or restrictions. The maximum borrowing amount under the Credit Facility is $7,878,660 (RMB60,000,000), all of which was drawn down on April 16, 2007. The Credit Facility bears an interest rate of 6.24% per annum.
     On March 31, 2005, MSK issued a five year corporate bond to Bank of Tokyo-Mitsubishi UFJ, Ltd in the aggregate principal amount of USD3,782,250 (JPY450,000,000). The bond is collateralized by Mr. Kasahara Tadao and Mrs. Kasahara Tomoe’s real estate property. The long-term bond carries a fixed interest rate of 0.7% with no financial covenants or restriction. On September 30, 2005, MSK issued an additional tranche of corporate bond to the same bank with total principal amount of $4,202,500 (JPY500,000,000). The bond bears a fixed interest rate of 0.2% with maturity date on September 28, 2010. The bond is also guaranteed by Mr. Kasahara Tadao and Mrs. Kasahara Tomoe’s real estate property. The total outstanding balance of these two corporate bonds was $2,841,363 as of June 30, 2007.
     On September 27, 2004, MSK issued a corporate bond to Hyakujuyon Bank in the aggregate principal amount of USD1,681,000 (JPY 200,000,000). The total outstanding balance of the bond is collateralized by Mr. Kasahara Tadao. The long-term bond carries a fixed interest rate of 0.46% with no financial covenants or restriction. The bond will mature on September 27, 2007. On November 29, 2005, MSK issued another USD1,681,000 (JPY200,000,000) corporate bond to the same bank. The bond is guaranteed by Mr. Kasahara Tadao. There is no other financial covenant or restriction. The bond bears a fixed interest rate of 0.87% with the maturity date on November 29, 2010. MSK had USD404,656 remaining balance associated with these two corporate bonds as of June 30, 2007.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
14. BANK BORROWINGS — continued
     As of June 30, 2007, the principal maturities of debt are as follows, which excludes the 0.25% Convertible Senior Notes of US$500 million due 2012.

Maturity	Amount
2007	$198,811,436
2008	125,703,462
2009	31,801,196
2010	405,900
Total	$356,721,994

15. ACCRUED WARRANTY COSTS
     The Company’s accrued warranty costs are based on the Company’s best estimates of product failure rates and costs to repair. The movement of Company’s accrued warranty costs is summarized below:

At June 30,
2007
Beginning balance	$8,845,356
Warranty provision	5,269,866
Warranty costs incurred and foreign currency translations	182,638

Ending balance	$14,297,860

16. Other Financial Assets /Liabilities

Non-current
At June 30,
2007
Other financial assets
Derivatives (not under hedge accounting)
Foreign currency swaps	$2,453,286

Foreign currency warrants	829,004

3,282,290

Other financial liabilities
Derivatives (not under hedge accounting)
Interest rate swaps	$(3,434,687)

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
17. CAPITAL LEASE OBLIGATIONS
     The Company conducts a major part of its operations under leased machinery and equipments in Japan.
     The Company has entered into leases for machinery and equipments with payment terms varying from 3 years to 7 years. All of the leases of machinery and equipment are classified as capital lease and expire over the next 7 years.
     The following is and analysis of the leased property under capital leases by major classes:

At
June 30, 2007
Machinery and equipment	$8,475,492
Furniture, fixtures and equipment	626,929

Total	9,102,421

Less: Accumulated depreciation	(2,082,563)

Total	$7,019,858

     The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the net minimum lease payments as of June 30, 2007:

At June 30, 2007
2007	$2,027,431
2008	1,897,101
2009	1,247,156
2010	435,136
2011	80,389
Later years	26,934

Total minimum lease payments	5,714,147
Less: Amount representing interest	(208,261)

Present value of net minimum lease payments	$5,505,886

Analysis as:
Current	1,919,117
Non-current	3,586,769

$5,505,886

The above capital lease obligations are included in other liabilities and other long term liabilities in the balance sheet.
18. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION
(a) China Contribution Plan
     Full time employees of the Company in the PRC participate in a government-mandated multi-employer defined contribution plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Company to accrue for these benefits based on certain percentage of the employees’ salaries. The total contribution for such employee benefits were $250,313 (unaudited) and $877,194 for the six months ended June 30, 2006 and June 30, 2007, respectively.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
18. MAINLAND CHINA CONTRIBUTION PLAN AND PROFIT APPROPRIATION — continued
(b) Statutory Reserves
     Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries of the Company in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end); the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. No appropriation was made by the subsidiaries in the six month period ended June 30, 2006 (unaudited) and 2007.
(c) Other
     Pursuant to the board resolutions in August 2005 and March 2006, retained earnings of $4,999,998 and $8,000,000 were transferred and declared as the registered capital of Wuxi Suntech, the Company’s wholly owned subsidiary. The transferred retained earnings are therefore unavailable for distribution as a normal dividend to the Company and continue to be grouped under retained earnings.
     Pursuant to the board resolutions in April 2007, retained earnings of $33,330,000 and $48,000,000 were transferred to Power Solar BVI and declared as registered capital of Sunergy Power and Suntech Power, the Company’s wholly owned subsidiaries. The transferred retained earnings are therefore unavailable for distribution as a normal dividend to the Company and continue to be grouped under retained earnings.
19. EMPLOYEE BENEFIT PLANS
     As described in note 18 (a), employees of the Company located in the PRC are covered by the retirement schemes defined by local practice and regulations, which are essentially defined contribution schemes. In addition, the Company is required by law to contribute approximately 9.2%, 12%, 2% and 1.5% of applicable salaries for medical insurance benefits, housing funds, unemployment and other statutory benefits. The PRC government is directly responsible for the payments of the benefits to these employees. The amounts contributed for medical insurance benefits were $34,039 (unaudited) and $208,313 for the six months ended June 30, 2006 and 2007, respectively. The amounts contributed for housing funds were $54,009 (unaudited) and $125,915 for the six months ended June 30, 2006 and 2007, respectively. The amounts contributed for other benefits were $5,522 (unaudited) and $45,921 for the six months ended June 30, 2006 and 2007, respectively.
     The Company has an unfunded noncontributory definited benefit pension plan that covers its Japanese employees and directors. The plan provides defined benefits based on years of service and final monthly pensionable salary. The Company used a June 30, 2007 measurement date for this plan. The unfunded retirement benefit pension plans covers substantially all of its employees of MSK Corporation and certain subsidiaries. The benefits are in the form of lump-sum payments and are based on final monthly pensionable salary, years of service and position.
     This contributory plan mainly represents the Employees’ Pension Fund (“EPF”) plan, composed of the substitutional portions based on the pay-related part of the old age pension benefits prescribed by the Welfare Pension Insurance Law in Japan and the corporate portions based on contributory defined benefit pension arrangements established at the discretion of the Company and its subsidiaries.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
19. EMPLOYEE BENEFIT PLANS — continued
     Information about the component of net periodic EPF of MSK at June 30, 2007 is as follows:

Company service cost	$73,646
Interest cost	16,820

Net periodic EPF cost	90,466

FAS-88 event gain	$(38,349)
     The following table sets forth the projected benefit obligation and funded status at June 30, 2007.

At June 30, 2007
Change in Projected Benefit Obligation (PBO):
PBO disclosed as of January 01, 2007	$3,718,394
Service cost	73,646
Interest cost	16,820
Actuarial loss	13,841
Curtailment	(213,606)
Benefits paid	(75,895)
Translation	(126,968)

PBO as of June 30, 2007	$3,406,232

Change in prepaid/(accrued) pension cost:
Prepaid/(accrued) pension cost as of January 1, 2007	(3,718,394)
FAS-87 net periodic pension cost	(90,467)
Actual benefits paid by MSK	75,895
FAS 88 Event (Gain)/Loss	38,349
Translation	288,385

Prepaid/(Accrued) pension cost as of June 30, 2007	$(3,406,232)
Net Periodic Benefit Cost Assumptions
     Significant assumptions used in determining net periodic benefit cost for the period ended June 30, 2007 are (in weighted averages):

At June 30, 2007
Weighted-average assumptions used to determine benefit obligations as of June 30:
Discount rate	2.0%
Rate of compensation increase	2.0%

At June 30, 2007
Weighted-average assumptions used to determine net periodic benefit cost for the period ended June 30:
Discount rate	2.0%
Expected return on plan assets	N/A
Rate of compensation increase	2.0%
     MSK determines the expected return based on the asset portfolio, historical returns and estimated future returns.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
20. SHARE OPTIONS
     In April 2005, the Company adopted a stock option scheme (the “Option Plan”) which allows the Company to offer a variety of incentive awards to employees, directors and consultants of the Company to provides grants of share-based compensation as incentives and rewards to encourage employees, officers, consultants and directors in the long-term success of the Company. As of June 30, 2007, options to purchase not more than 13,503,991 ordinary shares are authorized under the Option Plan. Under the terms of the Option Plan, share options are granted to employees at exercise prices equal to the fair market value of ordinary shares on the date of grant and have a term of 5 years. Generally, share option grants to employees vest over 3 years from date or grant while certain options granted vest immediately. As of June 30, 2007, options to purchase 11,546,049 ordinary shares were granted. 1,631,987 of those options were exercised and 83,334 of those options were forfeited during the period ended June 30, 2007.
     Share-based compensation cost was approximately $5.6 million (unaudited) and $12.6 million for the six month periods ended June 30, 2006 and 2007, respectively.
Options to Employees
     On September 5, 2005, the Company granted options to acquire 5,910,000 ordinary shares to certain directors and employees. One-third of these options vested on December 31, 2005, one-third of the options will vest on each of September 5, 2007 and 2008, respectively. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is $6.922 per option.
     On September 1, 2006, the Company granted options to acquire 120,000 ordinary shares to certain employees. 46,666 of these options vest on September 5, 2006. 36,667 of the options will be vest on each of September 5, 2007 and 2008, respectively. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is $6.922 per option.
     On November 19, 2006, the Company granted options to acquire 516,666 ordinary shares to certain directors and employees. One-third of these options will vest on each of November 19, 2007, 2008 and 2009, respectively. These options were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these options is $27.000 per option.
     The following assumptions were used in the Black-Scholes option pricing model:

	Options to employees
	Granted on	Granted on	Granted on	Options to	Options to
	September 5, 2005	September 1, 2006	November 19, 2006	consultants	contributors
Average risk-free rate of return	4.460%	5.040%	5.178%	4.264%	4.160%
Weighted average expected option life	3.35 years	1.55 years	3.5 years	1.47 years	3.50 years
Volatility rate	80%	49.41%	55.80%	70%	80%
Dividend yield	0%	0%	0%	0%	0%
Expected volatility is based on the standard deviation of the Company’s daily stock prices. The expected term of options represents the period of time that options granted are expected to be outstanding. The risk-free rate of return is based on the US treasury bond yield curve in effect at the time of grant for periods corresponding with the expected term of the option.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
20. SHARE OPTIONS — continued
     A summary of the option activity and information regarding options outstanding as of June 30, 2007 is as follows:

			Weighted
		Weighted	average	Aggregate
	Number of	average	remaining	intrinsic
	options	exercise price	contract life	value
Options outstanding on January 1, 2007	8,272,267	6.5949	3.6 years	19,706,016
Forfeited	(83,334)	6.9220	N/A	N/A
Exercised	(1,531,987)	2.6456	N/A	420,511

Options outstanding on June 30, 2007	6,656,946	7.4996	3.2 years	18,973,170

Option vested or expected to vest	10,884,070	5.8198	3.1 years	23,373,655
Option exercisable	712,144	6.9220	1.6 years	2,669,116
     The weighted average fair value of options granted during the period ended June 30, 2006 was $13.6120 (unaudited). No options were granted to employees during the six months ended June 30, 2007.
     The total fair value of options vested in and the year ended June 30, 2006 was $2,887,825 (unaudited), and the total fair value of options vested in and the six months ended June 30, 2007 was $1,884,506.
     As of June 30, 2007, there was $17,805,993 in total unrecognized compensation expense related to unvested share-based compensation arrangements granted under the options and non-vested shares Plans, which is expected to be recognized over a weighted-average period of 1.19 years.
     The following table summarizes information with respect to share options outstanding on June 30, 2007:

	Options Outstanding				Options Exercisable
		Weighted average	Weighted			Weighted
	Number	remaining	average	Aggregate	Number	average	Aggregate
	outstanding	contractual life	exercise price	intrinsic value	exercisable	exercise price	intrinsic value
Ordinary shares:
May 6, 2005	1,414,802		$2.3077		—	—
September 5, 2005	4,652,144		$6.9220	17,436,236	712,144	$6.9220	2,669,116
September 1, 2006	73,334		$6.9220	1,536,934	—	—
November 19, 2006	516,666		$27.0000		—	—
Options to Non-employees
     On May 6, 2005, the Company granted 455,000 share options to its external consultants in exchange for reorganization advisory services, and 4,244,383 share options to certain individuals (the “Contributors”) who contributed capital to one of the Company’s shareholders, Million Power, a portion of which proceeds were ultimately loaned to the Company in order to effect the reorganization. The exercise price of these options is $2.3077 per option. The options granted to the external consultants vest immediately while the options granted to the contributors vest over a three year period. On September 5, 2005, the Company granted 200,000 options to certain consultants for services previously provided. One-third of these options vested on December 31, 2006, one-third of the options will vest on September 5, 2007 and 2008, respectively. These options were granted with an exercise price of $6.922 per option. The Company recorded expense of nil for the six months ended June 30, 2007.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
20. SHARE OPTIONS — continued
Options to a Supplier
     On March 5, 2007, the Company granted 50,000 share options to one supplier in exchange for wafer supplies. The exercise price of these options was $7.00 per option. The options were vested and exercisable on the grant date. The Company recorded cost of sales of $1,344,000 for the period ended June 30, 2007. On April 2, 2007, the Company granted 50,000 share options with exercise price of $7.00 per option to the same supplier in exchange for wafer supplies. The options were vested and exercisable on the grant date. The Company recorded cost of sales of $1,374,000 for the period ended June 30, 2007.
Non-vested shares to employees
     On November 19, 2006, the Company granted 401,000 non-vested shares to certain employees. For 80,000 non-vested shares granted to an internal consultant, one-fifth of these shares vested immediately on the vesting commencement date, one-fifth of those shares will vest on each of November 19, 2007, 2008, 2009 and 2010, respectively. For the rest 321,000 non-vested shares to certain employees, one-fifth of these shares will vest on each of November 19, 2007, 2008, 2009, 2010 and 2011, respectively. These shares were granted in anticipation of services to be provided during the respective vesting periods. The exercise price of these shares is nil per share. The Company accounts for non-vested shares in accordance with SFAS No.123 (R), and records the fair value of non-vested shares equal to the market price on the date of grant with related compensation expense recognized over the vesting period.
21. OTHER INCOME (EXPENSES)

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2006	2007
	(Unaudited)
Foreign currency exchange gain, net	$87,715	$735,229
Government grants	87,248	1,493,501
Gain (loss) on derivatives	(1,483,500)	509,229
Others	115,342	(1,625,630)

	$(1,193,195)	$1,112,329

22. TAXES BENEFIT (EXPENSES)
     The tax benefit (expenses) comprises:

	Six	Six
	Months Ended	Months Ended
	June 30,	June 30,
	2006	2007
	(Unaudited)
Deferred Tax	$(835,922)	$(1,726,139)
Current Tax	4,577,351	6,242,197

	$3,741,429	$4,516,058

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
22. TAXES BENEFIT (EXPENSES) — continued
     Suntech Power is a tax exempted company incorporated in the Cayman Islands.
     Suntech Hong Kong is subject to a profit tax at the rate of 17.5% on assessable profit determined under relevant Hong Kong tax regulations.
     MSK Corporation, incorporated in Japan, is subject to corporate (national), inhabitants and enterprise (local) taxes which, when aggregated, resulted in a normal effective statutory tax rate of approximately 40.69%.
     Suntech America is subject to U.S federal corporate income tax of 35%, and also entitled to the state of Maryland income tax rate of 7%. The state income tax paid is deductible for US federal income tax purposes.
     The major operating subsidiary, Wuxi Suntech, is governed by the Foreign Income Tax Law of PRC (“Foreign Income Tax Laws”). The standard statutory income tax rate in the PRC is 33% (30% of state income tax plus 3% of local income tax). As preferential tax treatment of Wuxi Suntech as “High and New Technology” company has been granted with the relevant tax authorities in June of 2005, it is entitled to a preferential tax rate of 15%. Pursuant to the PRC Income Tax Laws, the high and new technology company status needs to be reviewed and approved every two years. Further, as a manufacturing-oriented Foreign Invested Enterprise (“FIE”), it is entitled to tax exemption from the income tax for its first two profitable years of operation, after taking into account any tax losses brought forward from prior years (from 2003 to 2004), and a 50% tax deduction for the succeeding three years thereafter (from 2005 to 2007).
     Luoyang Suntech is located in Luoyang high and new technology zone. This company is subject to a preferential tax rate of 15% as it is qualified as the “high and new technology enterprise”.
     Qinghai Suntech is located in Xining Economics Development Zone, Qinghai province. It is entitled a statutory income tax rate of 15%. The local government also granted Qinghai Suntech a tax refund scheme starting from 2003. The refund was conducted on annual basis for seven consecutive years. The annual refund amount is equal to 100% of Qinghai Suntech’s yearly income tax liability from 2003 to 2007 and 50% of Qinghai Suntech’s income tax liability from 2008 to 2009.
     Sunergy Power is located in Wuxi high-tech zone. The company is currently in the pre-operating period. Sunergy Power’s enterprise income tax rate should be 15% once it enters its profit-making year. Sunergy Power will also apply and is likely to be qualified for “high and new technology enterprise” status.
     Shenzhen Suntech Power Co., Ltd. is located in the Shenzhen Special Zone and is subject to an income tax rate of 15%.
     Jiangsu Suntech Energy Technology Research Co., Ltd. is subject to income tax rate of 33%.
     On March 16, 2007, the PRC government promulgated Law of the People’s Republic of China on Enterprise Income Tax (“New Tax Law”), which will be effective from January 1, 2008. The Tax Law provides that enterprises established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory are considered PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% of worldwide income. However, the Tax Law does not define the term “de facto management bodies.” Substantially all of the Company’s management is currently located in China. If they remain located in China after January 1, 2008. The offshore companies may be considered PRC resident enterprises and, therefore, subject to the PRC enterprise income tax at the rate of 25% on worldwide income effective January 1, 2008.
     Under the Tax Law, domestically-owned enterprises and foreign-invested enterprises (FIE) are subject to a uniform tax rate of 25%. While the Tax Law equalizes the tax rates for FIEs and domestically-owned companies, preferential tax treatment (i.e. tax rate of 15%) would continue to be given to companies in certain encouraged sectors and to entities classified as high-technology companies , whether domestically-owned enterprises or FIEs. The Tax Law also provides a five-year transition period starting from its effective date for those enterprises which were established before the promulgation date of the Tax Law and which were entitled to a preferential lower tax rate and tax holiday under the then effective tax laws or regulations. The tax rate of such enterprises will transition to the uniform tax rate within a five-year transition period and the tax holiday, which has been enjoyed by such enterprises before the effective date of the new Tax Law, may continue to be enjoyed until the end of the holiday.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
22. TAXES BENEFIT (EXPENSES) — continued
     Effective January 1, 2007, the Company adopted FIN 48, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.
     The adoption of FIN 48 has reduced the retained earnings as of January 1, 2007, by $741,198, including interest and penalties, with a corresponding increase in the liability for uncertain tax positions. The aforementioned liability is recorded in other long-term liabilities in the consolidated balance sheet. The company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in the future periods. In accordance with our policy, the Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of our income tax provision. The amount of interest and penalties as of January 1, 2007 was approximately $53,000, and the additional interest and penalties as of June 30, 2007 was immaterial.
     According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB100,000 is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is 10 years. There is no statute of limitations in the case of tax evasion. From inception to 2007, the Company, excluding the US subsidiary, is subject to examination of the PRC tax authorities.
     The U.S. subsidiary’s federal income tax returns for 2006 to 2007 and Maryland state income tax returns for 2006 through 2007 are open tax years, subject to examination by the relevant tax authorities.
     The effective income tax rate deferred from the PRC enterprise income rate of 33% for the reason set forth as follows:

Six Months Ended
June 30,
2007
PRC Enterprise Income tax	33%
Effect of different tax rate of subsidiaries	2%
Other expenses not deductible for tax purpose	1%
Other income not taxable for tax purpose	(5%)
Change in tax rate	1%
Tax exemption and tax relief granted to the Company (note)	(26%)

6%

     The aggregate amount and per share effect of the tax holiday are as follows:

Six Months Ended
June 30,
2007
$
The aggregate dollar effect (in thousands)	$20,485

Per share effect – basic	$0.14

Per share effect – diluted	$0.12

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
23. RELATED PARTY TRANSACTIONS AND BALANCES
     The amounts due from related parties as of June 30, 2007 included dividend receivable from Jiangsu Huariyuan and other receivables from Glory. The amounts are unsecured, interest free and have no fixed repayment terms.
Related party transactions:
     Other than as disclosed in notes 14, the Company has the following related party transactions:
     During the six months ended June 30, 2006 and June 30, 2007, the Company purchased raw materials from Jiangsu Huariyuan in amounts of $2,121,129 (unaudited) and $222,082, respectively.
24. COMMITMENTS AND CONTINGENCIES
a) Operating lease commitments
     The Company has operating lease agreements principally for its office properties in the PRC. Such leases have remaining terms ranging from 12 to 24 months and are renewable upon negotiation. Rental expense was $216,702 (unaudited) and $481,038 for the six months ended June 30, 2006 and 2007, respectively.
     Future minimum lease payments under non-cancellable operating lease agreements at June 30, 2007 were as follows:

Twelve Months Ending June 30	Amount
2008	$1,087,916
2009	580,819
2010	415,354
2011	111,982
2012 and thereafter	196,379

Total	$2,392,450

b) Commitments
     As of June 30, 2007, commitments outstanding for the purchase of property, plant and equipment approximated $86,675,137. The Company has entered into several purchase agreements other than those long-term obligations disclosed in c) with certain suppliers whereby the Company is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products. As of June 30, 2007, future minimum purchases remaining under the agreements approximated $375,933,679.
c) Long-term obligation
     On October 14, 2005, the Company entered in to a 10-year supply agreement with a supplier, under which the Company was absolutely and irrevocably required to accept and pay for the contracted volume each year over a 10-year period starting from January 1, 2006 at agreed price adjusted for cost structure changes. In connection with this transaction, the Company made an advance payment of $3.64 million to the supplier which was applied to the purchase commitment pro rata over the term of the contract.
     On July 25, 2006, the Company entered into a 10-year supply agreement with a supplier, under which the Company has the “take or pay’’ obligation to purchase the contracted minimum volume each year over a 10-year period starting from January 1, 2007 at pre-determined fixed price. The minimum purchase amount over the 10-year contract period is $5.1 billion.
     On August 30, 2005, the Company entered into a 10-year PV Cell supply agreement with a supplier, under which MSK was absolutely and irrevocably required to accept and pay for the contracted volume each year over a 10-year period starting from January 1, 2006 at agreed price adjusted for cost structure changes. The value of the PV cell to be supplied is approximately $340 million.

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
24. COMMITMENTS AND CONTINGENCIES — continued
c) Long-term obligation — continued
     On June 24, 2006, the Company entered into a 5-year PV Cell supply agreement with a supplier. The supply started from January 1, 2006 at agreed initial price and the price is adjusted semi-annually according to prevailing market price with certain discount.
     On November 10, 2006, the Company entered into an agreement with a China-based, US-owned leading manufacturer of silicon wafers to purchase silicon wafers over a 5-year period. The contract provides for increased volumes over the course of the term with an annual price review. Based on existing contract prices, the value of the silicon wafers to be supplied is approximately between $475 million and $580 million.
     On November 21, 2006, the Company entered into a 5-year supply agreement with one of the world’s largest manufacturer of multi-crystalline silicon wafers for solar applications to purchase silicon wafers in an aggregate amount of approximately $180 million over the next 5 years.
     On December 12, 2006, the Company entered into a 5-year supply agreement with a supplier, under which the Company agreed to purchase raw material in an aggregate amount of approximately $366 million to $670 million over the next 5 years.
     On January 16, 2007, the Company entered into an 8-year supply agreement with a supplier, under which the Company might pay up to $168 million to the supplier over an 8-year period starting from January 1, 2008.
     On June 13, 2007, the Company entered into a 10-year supply agreement with a supplier, under which the Company might pay up to $678 million to the supplier subject to the achievement of milestones, the acceptance of product deliveries and other conditions. The contract provided for the delivery of predetermined volumes of polysilicon each year at set prices, using a take-or-pay approach, beginning with the first shipment in 2009 and continuing over a ten-year period from the first shipment. The contract also provided for an initial deposit of $2 million to the supplier upon signing and required that the Company make additional prepayments for products in the amount of $45 million.
     The following is a schedule, by year, of future minimum obligation under these long-term supply agreements as of June 30, 2007 (in thousands):

Twelve Months Ending June 30	Amount
2008	$495,342,350
2009	641,655,928
2010	809,478,418
2011	924,169,793
2012	903,622,374
Thereafter	5,261,920,237

Total	$9,036,189,100

SUNTECH POWER HOLDINGS CO., LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD ENDED JUNE 30, 2007 AND 2006
(In U.S. dollars, except share data.)
25. SEGMENT INFORMATION
     The Company operates in a single business segment that includes the design, development, and manufacture of PV products. The following table summarizes the Company’s net revenues generated from different geographic locations:

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2006	2007
	(unaudited)
Europe:
- Germany	$76,973,485	$288,846,074
- Spain	12,293,364	201,204,296
- Others	33,433,298	18,118,076

Europe Total	122,700,147	508,168,446
China	75,889,928	9,469,988
South Africa	751,781	834,555
USA	7,722,917	32,908,506
Japan	—	3,617,173
Others	10,975,814	9,074,083

Total net revenues	$218,040,587	$564,072,751

     The following table summarizes the Company’s long-lived assets by geographic locations:

June 30,
2007
China	422,610,443
Japan	57,752,381
26. MAJOR CUSTOMERS
     Details of the customers accounting for 10% or more of total net sales are as follows:

	Six	Six
	Months Ended	Months Ended
	June 30,	June 30,
	2006	2007
	(Unaudited)
Company A	*	$129,585,981
Company B	*	$122,731,291
Company C	*	$77,415,579
Company D	$43,978,159	*
* Less than 10%
     The accounts receivable from the 3 customers with the largest receivable balances represents 5%, 35% and 14% of the balance of the account at June 30, 2007, respectively.
27. SUBSEQUENT EVENTS
     On July 4, 2007, the Company established a 100% owned subsidiary, Shanghai Suntech Energy Engineering Technology Co., Ltd. The company principally engages in solar power system integration projects in China.
*    *    *    *    *    *

PART II.
Information Not Required in Prospectus
Item 8. Indemnification of Directors and Officers.
     Cayman Islands law and Article 139 of the Registrant’s amended and restated memorandum and articles of association provide that the Registrant may indemnify its directors and officers acting in relation to any of its affairs against any liability incurred by them by reason of the execution of their duties as a Director or Officer, except if such liability arose through dishonesty, fraud or default of such Director or Officer.
     The Registrant has entered into indemnification agreements with each of its directors and officers under which the Registrant indemnifies them to the fullest extent permitted by Cayman Islands law, its articles of association and other applicable law, from and against all expenses and liabilities arising from any proceeding to which the indemnitee is or was a party, except expenses and liabilities, if any, incurred or sustained by or through the indemnitee’s own intentional misconduct.
Item 9. Exhibits.
     See Exhibit Index Beginning on page II-6 of this registration statement.
Item 10. Undertakings.
(a)	The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) To file a post effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.
     (5) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
          (i) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
          (ii) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
     (6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
          (i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
          (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
          (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

          (iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
     (7) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (8) To file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, that registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the People’s Republic of China on August 21, 2007.

Suntech Power Holdings Co., Ltd.
By:	/s/ Zhengrong Shi
	Name:	Zhengrong Shi
	Title:	Chairman of the Board and Chief Executive Officer

POWER OF ATTORNEY
     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Zhengrong Shi and Amy Yi Zhang, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution and re-substitution, for and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on August 21, 2007.

Signature	Title(s)

/s/ Zhengrong Shi Zhengrong Shi	Chairman of the Board and Chief Executive Officer (principal executive officer)

/s/ Chengyu Fu Chengyu Fu	Director

/s/ Jingjia Ji Jingjia Ji	Director

/s/ Zhi Zhong Qiu Zhi Zhong Qiu	Director

/s/ Julian Ralph Worley Julian Ralph Worley	Director

/s/ Songyi Zhang Songyi Zhang	Director

Signature	Title(s)

/s/ Amy Yi Zhang Amy Yi Zhang	Director, Chief Financial Officer (principal financial and accounting officer)

Signature of authorized representative in the United States
     Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Suntech Power Holdings Co., Ltd., has signed this registration statement or amendment thereto in Newark, Delaware, on August 21, 2007.

Puglisi & Associates
By:	/s/ Donald J. Puglisi
	Name:	Donald J. Puglisi
	Title:	Managing Director

EXHIBIT INDEX

Exhibit
Number	Description of Exhibit

4.1*	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Registrant’s Specimen Certificate for Ordinary Shares

4.3**	Deposit Agreement dated as of December 13, 2005 among Suntech Power Holdings Co., Ltd., the depositary and owners and beneficial owners of the American Depositary Receipts

4.4	Indenture, dated as of February 12, 2007, among the Registrant, the trustee and the securities agent

4.5	Registration Rights Agreement, dated as of February 12, 2007, between the Registrant and the initial purchasers

5.1	Opinion of Maples & Calder regarding the validity of ordinary shares being registered

5.2	Opinion of Simpson Thacher & Bartlett LLP regarding the validity of the notes

8.1	Opinion of Simpson Thacher & Bartlett LLP regarding certain U.S. tax matters

8.2	Opinion of Grandall Legal Group (Shanghai) regarding certain PRC tax matters

12.1	Statement of Computation of Ratio of Earnings to Fixed Charges

23.1	Consent of Deloitte Touche Tohmatsu CPA Ltd.

23.2	Consent of Maples & Calder (included in Exhibit 5.1)

23.3	Consent of Simpson Thacher & Bartlett LLP (included in Exhibit 8.1)

23.4	Consent of Grandall Legal Group (Shanghai) (included in Exhibit 8.2)

24.1	Powers of Attorney (included on signature page of Part II of this Registration Statement)

25.1	Statement of eligibility of trustee

*	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-129367)

**	Previously filed with the Registrant’s registration statement on Form F-1 (File No. 333-140795)